Exhibit 2.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

DATED JULY 4, 2016

BETWEEN

CONSTRUCTION PRODUCTS ACQUISITION, LLC,

on the one hand,

and

SUPERIOR PLUS LP

and

SUPERIOR PLUS U.S. HOLDINGS INC.,

on the other hand

i

Contents

(continued)

Exhibits

Exhibit A	–	Disclosure Schedule
Exhibit B	–	Limited Guarantee
Exhibit C	–	Newco 1 Transfer Agreement
Exhibit D	–	Newco 2 Transfer Agreement
Exhibit E	–	Superior Plus Parent Guaranty
Exhibit F	–	Reorganization Steps

Schedules

Schedule 1.1	–	Example Net Working Capital Calculation
Schedule 1.2	–	Purchase Price Allocation
Schedule 1.3	–	Known Indebtedness Items
Schedule 1.4	–	Example Calculation of Certain Indebtedness Items
Schedule 2.5(a)(vii)	–	Director and Officer Resignations
Schedule 5.1(c)	–	Unrestricted Customer & Supplier Contact List

v

This SHARE PURCHASE AGREEMENT (this Agreement) is dated July 4, 2016 and made between CONSTRUCTION PRODUCTS ACQUISITION, LLC, a limited liability company formed under the laws of Delaware (the Purchaser), on the one hand, and SUPERIOR PLUS LP, a partnership formed pursuant to the laws of the Province of Ontario (Superior Plus LP), and SUPERIOR PLUS U.S. HOLDINGS INC., a corporation existing under the laws of Delaware (Superior Plus US, and together with Superior Plus LP, the Sellers), on the other hand.

RECITALS:

(A)	Superior Plus LP is the registered and beneficial owner of all of the issued and outstanding shares in the capital of Winroc-SPI Corporation, a corporation existing under the laws of the Province of Alberta (Newco 1), and 1974303 Alberta Ltd., a corporation existing under the laws of the Province of Alberta (Newco 2, and together with Newco 1, the Newcos).

(B)	Superior Plus US is the registered and beneficial owner of all of the issued and outstanding shares in the capital of Superior Plus Construction Products Corp., a corporation existing under the laws of Pennsylvania (Construction Products), and The Winroc Corporation (Midwest), a corporation existing under the laws of Nevada (Midwest).

(C)	Superior Plus LP wishes to sell all of the issued and outstanding shares in the capital of the Newcos, and the Purchaser wishes to purchase such shares, on and subject to the terms and conditions set out in this Agreement.

(D)	Superior Plus US wishes to sell all of the issued and outstanding shares in the capital in each of Construction Products and Midwest, and the Purchaser wishes to purchase such shares, on and subject to the terms and conditions set out in this Agreement.

The Parties agree as follows:

Article 1 – Interpretation

1.1	Definitions

In this Agreement, the following terms have the following meanings:

Accounts Receivable means all current non-Affiliate accounts receivable, notes receivable, trade receivables, book debts and other amounts due to the Corporations as of the applicable date of determination, net of an allowance for doubtful accounts.

Acquired Properties means the Owned Properties and the Leased Properties.

Affiliate means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

Aggregate Purchase Price has the meaning specified in Section 2.2.

Agreement has the meaning specified in the Preamble.

Ancillary Agreements means the Transfer Agreements, the Limited Guarantee, the Superior Plus Parent Guaranty and all other agreements, documents and instruments required to be delivered by any party pursuant to this Agreement, and any other agreements, documents or instruments entered into at or prior to the Closing in connection with this Agreement or the transactions contemplated hereby, including the Reorganization.

Audited Financial Statements has the meaning specified in Section 3.35(a).

Authorization means, with respect to any Person, any order, permit, approval, consent, waiver, license or other authorization issued, granted, given or authorized by, or made applicable under the authority of, any Governmental Authority having jurisdiction over the Person, including the HSR Approval and Competition Act Approval.

Balance Sheet means the balance sheet as at December 31, 2015 included in the Audited Financial Statements.

Basket has the meaning specified in Section 9.4(b).

Books and Records means all books of account, personnel records, historic documents relating to Employee Plans, sales and purchase records, customer and supplier lists, referral sources, research and development reports and records, production reports and records, equipment logs, operating guides and manuals, business reports, plans and projections and all other documents, files, correspondence and other information of the Corporations or primarily related to the Business, in each case to the extent existing in written form, including electronic form, but in all cases excluding the Corporate Records.

Business means the construction products distribution business that is carried on as of the date hereof by Construction Products, Midwest and Superior Plus LP (and will be carried on by the Newcos and not by Superior Plus LP upon completion of the Reorganization), including the gypsum specialty distribution business and commercial and industrial insulation distribution business operating under the trade name “Winroc-SPI.”

Business Day means any day, other than a Saturday, Sunday or other day on which banks are authorized or required to close in New York, New York, Toronto, Ontario, or Dallas, Texas.

Canadian Business means the Business as carried on by Superior Plus LP (and not by Construction Products and Midwest) prior to the Reorganization.

Canadian Closing Date Net Debt Amount has the meaning specified in Section 2.11(a)(i)(A).

Canadian Closing Date Net Working Capital has the meaning specified in Section 2.11(a)(i)(A).

Canadian Closing Date Transaction Expenses has the meaning specified in Section 2.11(a)(i)(A).

Canadian Estimated Net Debt Amount has the meaning specified in Section 2.7.

Canadian Estimated Net Working Capital has the meaning specified in Section 2.7.

Canadian Estimated Schedule of Adjustments has the meaning specified in Section 2.7.

Canadian Estimated Transaction Expenses has the meaning specified in Section 2.7.

Canadian Final Net Debt Amount has the meaning specified in Section 2.11(b)(i).

Canadian Final Net Working Capital has the meaning specified in Section 2.11(b)(i).

Canadian Final Transaction Expenses has the meaning specified in Section 2.11(b)(i).

Canadian Legacy Vacation Liability means the remaining obligations due as of the Closing to certain Employees of the Newcos relating to a legacy vacation program with respect to the Canadian Business.

Canadian Net Debt Amount means all Indebtedness of the Newcos minus all Cash of the Newcos, if any, in each case as of any time of determination. Canadian Net Debt Amount may be expressed as a positive number (i.e., Indebtedness exceeds Cash) or negative number (i.e., Cash exceeds Indebtedness).

Canadian Net Working Capital means, with respect to the Newcos and as of any date of determination, the sum of the Current Newco Assets as of such date, minus the sum of the Current Newco Liabilities as of such date. For clarity, an example of the calculation of Canadian Net Working Capital as at December 31, 2015 is attached in Schedule 1.1.

Canadian Purchase Price means the amount set forth in Schedule 1.2 as being payable by the Purchaser, in US dollars, to Superior Plus LP for the Newco Purchased Shares. The Canadian Purchase Price plus the US Purchase Price equals the Aggregate Purchase Price.

Canadian Target Working Capital Amount means CDN $42,561,000.

Canadian Transaction Expenses means the Transaction Expenses of the Newcos.

Capitalized Lease means, with respect to any Person, any lease of (or other agreements conveying the right to use) any property (whether real, personal or mixed) by such Person as lessee that is required to be capitalized pursuant to GAAP.

Carry Over Vacation has the meaning specified in Section 5.10(a).

Cash means the total amount of cash and cash equivalents of an entity, in each case determined in accordance with IFRS applied in a manner consistent with the accounting policies, principles and methodologies used in preparing the Audited Financial Statements less the amount of any unpaid checks, drafts and wire transfers.

C&I Insulation Business means the commercial and industrial insulation distribution component of the Business as described in Superior Plus Parent’s Annual Information Form dated February 26, 2016 and that is carried on by Superior Plus LP prior to the Reorganization and involves the distribution of commercial and industrial insulation.

Claim means any litigation, dispute, claim, demand, action, lawsuit, proceeding or arbitration, in each case that has been memorialized in writing.

Claim Notice has the meaning specified in Section 9.3(a).

Closing means the completion of the transactions of purchase and sale contemplated in this Agreement.

Closing Date means the date that is four Business Days following the satisfaction or waiver of all the conditions to Closing set forth in Article 7 (other than those conditions that can only be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or such other date and time as shall be agreed upon by the Sellers and the Purchaser.

Closing Date Schedule of Adjustments has the meaning specified in Section 2.11(a)(i).

Closing Period means the period between the close of business on the date of this Agreement and the Closing.

Code means the U.S. Internal Revenue Code of 1986, as amended.

Commissioner means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act or his designee.

Company Group Employees means, collectively, the Employees and officers of the Corporations primarily involved in the Business.

Competition Act means the Competition Act, R.S.C. 1985, c. C-34, and the regulations thereunder, all as amended from time to time.

Competition Act Approval means the occurrence of one or more of the following: (a) an advance ruling certificate pursuant to section 102 of the Competition Act shall have been issued by the Commissioner in respect of the transactions contemplated by this Agreement, or (b) (i) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated, and if necessary the Commissioner shall have waived the obligation to notify and supply information under Part IX of the Competition Act pursuant to Section 113(c) of the Competition Act, and (ii) the Commissioner shall have confirmed, in writing, that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement (“no-action letter”), and the form of and any terms and conditions attached to any such no-action letter shall be consistent with this Agreement or otherwise shall be acceptable to the Sellers and the Purchaser, acting reasonably.

Confidential Information has the meaning specified in Section 5.17.

Confidentiality Agreement has the meaning specified in Section 5.4.

Consent means any consent, approval, waiver or other authorization required under a Material Contract.

Construction Products has the meaning specified above in the Recitals.

Construction Products Purchased Shares means all of the issued and outstanding shares in the capital of Construction Products.

Contracts means all agreements, arrangements, indentures, notes, bonds, loans, instruments, leases and other contracts to which a Person is a party or by which such Person is bound.

Corporate Records means the corporate records of each of the Corporations, including (a) all constating documents, articles and bylaws, (b) all minutes of meetings and resolutions of shareholders and directors, and (c) the share certificate books, securities register, register of transfers and register of directors.

Corporations means Newco 1, Newco 2, Midwest and Construction Products.

Current Newco Assets means Accounts Receivable, Inventory and current non-Affiliate prepaid expenses of the Newcos, in each case calculated in accordance with IFRS applied in a manner consistent with the accounting policies, principles and methodologies used in preparing the Audited Financial Statements, plus the adjustments under “Newcos – Current Assets” set forth in Schedule 1.1.

Current Newco Liabilities means current non-Affiliate accounts payable and accrued liabilities of the Newcos, in each case calculated in accordance with IFRS applied in a manner consistent with the accounting policies, principles and methodologies used in preparing the Audited Financial Statements, plus the adjustments under “Newcos – Current Liabilities” set forth in Schedule 1.1.

Current US Assets means current non-Affiliate Accounts Receivable, Inventory and prepaid expenses of the US Corporations, in each case calculated in accordance with IFRS applied in a manner consistent with the accounting policies, principles and methodologies used in preparing the Audited Financial Statements, plus the adjustments under “USA – Current Assets” set forth in Schedule 1.1.

Current US Liabilities means current non-Affiliate accounts payable and accrued liabilities of the US Corporations, in each case calculated in accordance with IFRS applied in a manner consistent with the accounting policies, principles and methodologies used in preparing the Audited Financial Statements, plus the adjustments under “USA – Current Liabilities” set forth in Schedule 1.1.

Debt Financing has the meaning specified in Section 4.8.

Debt Financing Commitments has the meaning specified in Section 4.8.

Debt Payoff Letter means a payoff letter duly executed by each holder of Funded Indebtedness in which the payee agrees that upon payment of the amount specified in such payoff letter: (i) all outstanding obligations of the appropriate Corporation arising under or related to the applicable Funded Indebtedness shall be repaid, discharged and extinguished in full; and (ii) all Liens in connection therewith shall be released, and that otherwise contains the other terms and conditions customarily set forth in debt payoff letters.

Determination Time means 11:59:59 p.m. local time of the applicable entity on the day before the Closing Date.

Disclosure Schedule means the disclosure schedule delivered by Sellers to Purchaser as attached to this Agreement as Exhibit A.

Employee means any full-time or part-time employee of the Corporations, including any such employee on disability (long-term or short-term), workplace safety and insurance, workers’ compensation, maternity or parental or other statutory or approved leave.

Employee Material Contracts has the meaning specified in Section 3.42(a).

Employee Plans has the meaning specified in Section 3.43(a).

Environmental Authorization means all Authorizations issued pursuant to any Environmental Laws in connection with the operation of the Business or the ownership, operation or use by the Corporations of their respective assets and properties.

Environmental Laws mean all Laws relating to the protection of natural resources, the environment, Hazardous Substances, the exposure to Environmentally Hazardous Substances or the prevention or reduction to acceptable levels of pollution.

Environmental Notice means any written directive or notice of infraction or written notice respecting any claim, investigation, proceeding or judgment from any Governmental Authority relating to non-compliance with, or breach of, any Environmental Laws or Environmental Authorizations by the Corporations.

Environmental Release means any emission, discharge, release, deposit, injection, escape, migration, spill, leak, seepage or disposal of an Environmentally Hazardous Substance into the environment.

Environmental Reports means the documents or portions of documents set out in Section 3.41 of the Disclosure Schedule.

Environmentally Hazardous Substance means any material, substance or waste that is defined, regulated, listed or prohibited pursuant to any Environmental Law, including any substances considered to be “hazardous,” “toxic,” “deleterious,” “caustic,” “dangerous,” a “contaminant,” a “hazardous waste,” a “source of contaminant” or a “pollutant.”

Equity Financing has the meaning specified in Section 4.8.

Equity Financing Commitment has the meaning specified in Section 4.8.

ERISA means the United States Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate means any entity (whether or not incorporated) that is (or at any relevant time was) a member of a “controlled group of corporations” with, under common control with, or a member of an “affiliated service group” with, either of Midwest and/or Construction Products under Section 414(b), (c), (m) or (o) of the Code.

Estimated Canadian Purchase Price has the meaning specified in Section 2.3.

Estimated US Purchase Price has the meaning specified in Section 2.4.

Exchange Rate means on any date with respect to Canadian dollars, the spot rate at which Canadian dollars may be exchanged into US dollars at the Bank of Canada Noon Rate as posted on the Bank of Canada website: http://www.bankofcanada.ca/rates/exchange/.

Final Aggregate Purchase Price has the meaning specified in Section 2.2.

Final Canadian Purchase Price has the meaning specified in Section 2.3.

Final US Purchase Price has the meaning specified in Section 2.4.

Financial Obligations has the meaning specified in Section 5.20.

Financing has the meaning specified in Section 4.8.

Financing Commitments has the meaning specified in Section 4.8.

Financing Source Parties means the Financing Sources, their Affiliates, and any of their respective current, former and future directors, officers, general or limited partners, shareholders, members, managers, controlling persons, employees, representatives and agents, and the respective successors and assigns of each of the foregoing.

Financing Sources means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Financing Commitments and any joinder agreements or credit agreements (including the definitive agreements executed in connection with the Debt Financing Commitments) relating thereto.

Fundamental Representations has the meaning specified in Section 7.1(a).

Funded Indebtedness means, with respect to any Person, (a) all Indebtedness of such Person of the types described in clauses (i), (ii) or (v) of the definition of Indebtedness and (b) to the extent related to Indebtedness of the types described in clauses (i), (ii) or (v) of the definition of Indebtedness, all Indebtedness of such Person of the types described in clauses (xv) or (xvi) of the definition of Indebtedness, in each case outstanding as of the Determination Time.

GAAP means the generally accepted accounting principles in the United States as of the date hereof.

General Partner means Superior General Partner Inc. a corporation existing under the laws of Canada.

Government Official has the meaning specified in Section 3.20(a).

Governmental Authority means any multinational, federal, provincial, territorial, state, municipal, local or other administrative, regulatory, governmental or public department, court, commission, tribunal, bureau or agency, domestic or foreign.

HSR Act means the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, Pub. L. No. 94-435, 90 Stat. 1930, as amended, and the rules and regulations promulgated thereunder.

HSR Approval means that (i) either Party shall have received written evidence that the applicable Governmental Authority has approved the transactions contemplated by this Agreement or (ii) the applicable waiting period under the HSR Act (including any extension thereof, including pursuant to a timing or other agreement entered into by one or more Parties and the applicable Governmental Authority) has expired or been terminated. For the avoidance of doubt, notwithstanding the expiration or termination of any applicable waiting period, HSR Approval shall not be considered obtained if: (a) a Governmental Authority has an open investigation into the competitive effects of the proposed transactions contemplated by this Agreement and has not entered into a settlement agreement and/or consent order with the Parties; or (b) a Governmental Authority has authorized the filing of, or filed, a complaint or commenced any other Claim against any or all of the Parties in relation to the transactions contemplated by this Agreement, excluding any such filing made with the express agreement of all the Parties in order to file and enter a consent decree or settlement.

IFRS means international financial reporting standards generally accepted in Canada, including those recommended or approved by the Canadian Institute of Chartered Accountants at the relevant time.

Indebtedness means, without duplication and with respect to an entity, all (i) indebtedness for borrowed money (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) obligations evidenced by notes, bonds, debentures or similar instruments, or pursuant to any guaranty or arrangements having the economic effect of a guarantee (excluding trade payables incurred in the Ordinary Course), or that are secured by an encumbrance on property or assets; (iii) obligations for the deferred purchase price of property or services, conditional sale obligations and obligations under any title retention agreement (including “earn-outs” and similar arrangements but excluding trade payables incurred in the Ordinary Course); (iv) liabilities in respect of Capitalized Leases; (v) obligations with respect to interest-rate hedging, swaps or similar financial arrangements (valued at the termination value thereof and net of all payments owed to such entity or its Affiliates thereunder); (vi) accrued restructuring and moving costs (including amounts related to the headquarters relocation); (vii) all unpaid amounts or fees due to Affiliates, net of any unpaid amounts or fees due from such Affiliates; (viii) the Canadian Legacy Vacation Liability; (ix) all unpaid amounts or fees incurred prior to the Closing Date and due to third parties related to the ERP migration project known to the parties as “Project Theo,” (x) estimated project bonuses and related employment Taxes for “Project Theo” to the extent earned and accrued prior to the Closing (the Project Theo Accrued Bonus Amount); (xi) amounts payable or due by any of the Corporations, in whole or in part, under Long Term Incentive Plans, including the Superior Plus Corp. CPD Long Term Incentive Plan and the Superior Plus Corp. Long Term Incentive Plan, in connection with the transaction contemplated hereby and resulting from any event occurring at or prior to the Closing, including any Taxes payable in connection therewith; (xii) all obligations in connection with vendor promotional programs for which cash has been received and not disbursed in accordance with such programs; (xiii) all obligations of the type referred to in clauses (i) through (xii) of any entity the payment of which such entity is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; (xiv) all obligations of the type referred to in clauses (i) through (xii) of any third Person secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such first entity (whether or not such obligation is assumed by such first entity) or of any Subsidiary of such first entity; (xv) payment obligations accrued or that, at such time of determination, are or become payable to any holder of any indebtedness of the types described in clauses (i) or (xiv) of this definition in connection with seeking or receiving any consent, modification, waiver or amendment to any material provision of any such indebtedness or by reason of any default or alleged default of any such indebtedness; (xvi) principal, interest (including default interest), premiums, penalties (including prepayment and early termination penalties and default penalties or judgments), breakage fees and other amounts owing in respect of the items described in the foregoing clauses (i) through (xv); and (xvii) US $500,000, which amount the Parties agree shall be deemed to satisfy all obligations set forth on Schedule 1.3. Items (vi), (viii), (ix), (x), (xi) and (xii) shall be calculated in a manner consistent with the example set forth in Schedule 1.4. For the avoidance of doubt, Indebtedness shall not include (a) any amounts included as current liabilities in the calculation of Canadian Net Working Capital or US Net Working Capital or (b) any Transaction Expenses.

Indemnified Person has the meaning specified in Section 9.3.

Indemnifying Person has the meaning specified in Section 9.3.

Independent Accountant has the meaning specified in Section 2.11(a)(ii).

Information Technology means all computer systems, databases, data, communications systems (including email), software (other than non-exclusive licenses with respect to commercially available off-the-shelf software of less than US $50,000 in value) and hardware, whether owned, used or licensed.

Interim Financial Statements has the meaning specified in Section 3.35(a).

Inventory means all current inventories of raw materials, work-in-process and finished goods and merchandise of the Business net of excess, obsolete or related valuation reserves.

Investment Canada Act means the Investment Canada Act (Canada), R.S.C. 1985, c. 28 (1st Supp.) and the regulations thereunder, all as amended from time to time.

IP Rights means (a) all patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice), and including all continuations, continuations-in-part, patents of addition, improvement patents, divisions, renewals, reissues, confirmations, counterparts, reexaminations and extensions thereof, (b) all trademarks, service marks, trade dress, trade names, logos and other indicia of origin, domain names and corporate names, in each case whether registered, applied-for or existing at common law, (c) all works of authorship, whether unregistered, registered or applied-for copyrights and industrial designs, and (d) all trade secrets, confidential information, ideas, formulae, compositions, know-how, improvements, innovations, discoveries, designs, manufacturing and production processes and techniques.

Laws means any and all laws (including common law), constitutions, treaties, statutes, codes, ordinances, rules, regulations and municipal bylaws, judgments or decrees of any Governmental Authority.

Leased Properties means, collectively, the demised premises described in the Leases (together with any buildings or other facilities constituting all or any portion of the demised premises described therein) or pursuant to which the Corporations, in their respective capacity as tenants under such Leases, have a leasehold interest in the premises and/or real property described in such Leases. The Leased Properties are further described in Section 3.27 of the Disclosure Schedule by reference to their municipal or street address.

Leases means, collectively, the leases of real property (including all amendments thereto and guarantees thereof) that are primarily used in the Business, as listed in Section 3.27 of the Disclosure Schedule.

Lenders has the meaning specified in Section 4.8.

Lien means (a) any mortgage, encumbrance, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise and whether fixed or floating), equitable interest, right of possession, lease, tenancy, privilege, easement, encroachment, order, reservation, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement, and (b) any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation.

Limited Guarantee has the meaning specified in Section 4.9.

Losses means all losses, costs, claims, damages, penalties, fines, assessments, charges, expenses or other liabilities whatsoever, whether contractual, tortious, statutory or otherwise, that are suffered, sustained, paid or incurred by a Person, and includes reasonable legal and other professional fees and disbursements, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing, but notwithstanding the foregoing, unless actually paid pursuant to a Third Party Claim, shall not include any liability for a Person’s indirect, consequential, incidental, special or punitive damages.

Marketing Period has the meaning specified in Section 5.19(a)(vii).

Material Adverse Effect means (a) any event, occurrence, change, result, state of facts or effect that, when considered individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, assets, liabilities, conditions (financial or otherwise) or results of operations of the Corporations (taken as a whole) or the Business, and (b) with respect to the Sellers, any event, occurrence, change, result, state of facts or effect that, individually or in the aggregate with such other events, occurrences, changes, results, states of facts or effects, materially impairs, prevents, or would reasonably be expected to materially impair or prevent, the ability of the Sellers to consummate the transactions contemplated by this Agreement; provided, however, that any effect arising out of or in connection with any of the following shall not, either alone or in combination with any other such circumstance, constitute or be deemed to have or contribute to a Material Adverse Effect: (1) changes in the Canadian, United States or foreign economies or securities or financial markets in general, (2) changes in the industries in general in which the Corporations operate, (3) any actual or proposed change to an applicable Law, except for judgments, awards or decrees that relate specifically to the Corporations, or any actual or proposed change in GAAP, IFRS or other applicable accounting principles or standard or, in each case, any official interpretations thereof, (4) the negotiation, execution, announcement, pendency or consummation of this Agreement and the transactions contemplated hereby or the identity of Purchaser, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees, (5) any failure by the Corporations to meet any internal or public projections, forecasts or predictions, provided, however, that the underlying facts giving rise to any such failure shall not be disregarded, subject to the other provisions of this definition, for the purposes of determining whether a Material Adverse Effect has occurred (provided, further that this clause (5) shall not be construed as implying that Sellers are making any representation or warranty herein with respect to any internal or public projections, forecasts or predictions, and no such representations or warranties are being made), (6) any natural disaster, hostilities, act of terrorism, civil unrest or war (whether or not threatened, pending or declared) or the escalation or material worsening of any such natural disaster, hostilities, acts of terrorism, civil unrest or war; (7) any matter of which the Purchaser has actual knowledge as of the date of this Agreement and in respect of which the material adverse effect on the Business is reasonably apparent; (8) actions agreed to be taken by the Purchaser in connection with obtaining Competition Act Approval and/or HSR Approval; or (9) any action taken or omitted to be taken at the written request of Purchaser; provided, further that in the case of clauses (1)-(3) and (6) above, such matters shall be taken into account in determining whether a Material Adverse Effect has occurred if and to the extent that the impact of such matters is materially disproportionately adverse to the Business, taken as a whole, as compared to other businesses similar to the Business.

Material Business Authorizations has the meaning specified in Section 3.21.

Material Contracts has the meaning specified in Section 3.29.

Material Leases has the meaning specified in Section 3.27(a).

Midwest has the meaning specified above in the Recitals.

Midwest Purchased Shares means all of the issued and outstanding shares in the capital of Midwest.

Newco Purchased Shares means the Newco 1 Purchased Shares and the Newco 2 Purchased Shares.

Newco 1 has the meaning specified above in the Recitals.

Newco 1 Purchased Shares means all of the issued and outstanding shares in the capital of Newco 1.

Newco 1 Transfer Agreement means the Transfer, Assignment and Assumption Agreement between Superior Plus LP, General Partner and Newco 1, which provides for the sale of Superior Plus LP’s portion of the Business, other than the C&I Insulation Business, to Newco 1, and which is set forth as Exhibit C hereto.

Newco 2 has the meaning specified above in the Recitals.

Newco 2 Purchased Shares means all of the issued and outstanding shares in the capital of Newco 2.

Newco 2 Transfer Agreement means the Transfer, Assignment and Assumption Agreement between Superior Plus LP, General Partner and Newco 2, which provides for the sale of the C&I Insulation Business to Newco 2, and which is set forth as Exhibit D hereto.

Newcos has the meaning specified above in the Recitals.

Ordinary Course means, with respect to an action or non-action taken by a Person, that such action or non-action is consistent with the past practices of the Person or its business, as the case may be, and is taken in the ordinary course of the normal day-to-day operations of the Person or its business.

Outside Date has the meaning specified in Section 8.1(d).

Owned Properties means the real property owned by the Corporations, together with all buildings and facilities located on such property, and which properties are further described in Section 3.26 of the Disclosure Schedule by reference to their municipal or street address.

Parties means the Sellers, the Purchaser and any other Person who may become a party to this Agreement.

Permitted Encumbrances means (a) Liens for Taxes (i) not yet due or delinquent or (ii) the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS have been made in the Corporations’ books,

(b) encumbrances, including recorded easements, servitudes, encroachments, rights of way, zoning ordinances, in each case, which individually and in the aggregate do not materially impair the continued ownership, present use, and operation of the properties or assets to which they relate, (c) undetermined or inchoate Liens arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Laws or of which written notice has not been given in accordance with applicable Laws, (d) Liens, property use restrictions, activity and use limitations, institutional controls or engineering controls established pursuant to Environmental Laws, in each case, (e) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the Ordinary Course which have not at the time been filed or registered in accordance with applicable Laws or of which written notice has not been given in accordance with applicable Laws and (f) other Liens, if any, that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets of the Corporations or, with respect to the Canadian Business, Superior Plus LP, to which they relate. The Parties acknowledge that an item may fall within one or more clauses of this definition. Failure of an item to be permitted under any clause of this definition shall not preclude such item from being permitted under any other clause of this definition.

Person means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority.

Personal Information means information that is protected by any Privacy Laws.

Personal Property Leases means all chattel leases, equipment leases, rental agreements and other similar agreements (but excluding the Leases).

Pre-Closing Tax Period means a Tax period ending on or before the Closing Date.

Privacy Laws means the Personal Information Protection and Electronic Documents Act (Canada) and any similar Canadian or United States Laws governing the protection of personal information.

Purchased Shares means the Newco 1 Purchased Shares, the Newco 2 Purchased Shares, the Midwest Purchased Shares and the Construction Products Purchased Shares.

Purchaser has the meaning specified above in the Preamble.

Purchaser Indemnified Persons has the meaning specified in Section 9.1.

Purchaser Parent means Foundation Building Materials, LLC, a California limited liability company.

Purchaser Related Parties has the meaning specified in Section 10.9(b).

Purchaser Termination Fee means US $32,500,000.

Recent Balance Sheet means the balance sheet as at April 30, 2016 included in the Interim Financial Statements.

Reference Date means December 31, 2015.

Related Party means, with respect to any specified Person (i) any Affiliate of such specified Person, and any director, officer, executive employee, general partner or managing member of such Affiliate and (ii) any Person who serves or within the past five years has served as a director, officer, executive employee, partner, or member, of, or in a similar capacity for, such specified Person.

Reorganization means the actions required to effect the transfer of the Canadian Business to Newco 1 and Newco 2 as such actions are set forth in Exhibit F.

Reorganization Taxes has the meaning specified in Section 9.7.

Required Information has the meaning specified in Section 5.19(b)(i)(C).

Securities Act has the meaning specified in Section 4.11.

Seller Indemnified Persons has the meaning specified in Section 9.2.

Seller IP has the meaning specified in Section 5.14(b).

Seller Released Matters has the meaning specified in Section 5.5(b).

Seller Released Party has the meaning specified in Section 5.5(b).

Seller Releasing Party has the meaning specified in Section 5.5(b).

Sellers has the meaning specified above in the Preamble.

Straddle Period means a Tax period that includes (but does not end on) the Closing Date.

Subsidiary means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For these purposes, a Person or Persons are deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons are allocated a majority of partnership, association or other business entity gains or losses or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.

Superior Plus LP has the meaning specified above in the Preamble.

Superior Plus Parent means Superior Plus Corp., a corporation existing under the laws of Canada, which wholly owns Superior Plus LP and, indirectly, Superior Plus US.

Superior Plus Parent Guaranty means the Guaranty to be delivered by Superior Plus Parent at the Closing in favor of the Purchaser in respect of Sellers’ obligations under this Agreement, substantially in the form attached as Exhibit E.

Superior Plus US has the meaning specified above in the Preamble.

Tax Act means the Income Tax Act (Canada), as amended from time to time.

Tax Assessment has the meaning specified in Section 9.10(c);

Tax Authority means any Governmental Authority having taxing authority and their respective successors, if any.

Tax Liabilities means all liabilities and obligations of the Corporations for Taxes together with all costs and expenses relating thereto (including professional fees and expenses).

Tax Matter means any inquiry, claim, assessment, audit or similar event with respect to Taxes.

Tax Proceeding has the meaning specified in Section 9.10(d).

Tax Returns means any tax returns, statements, forms and reports (including elections, declarations, disclosures, schedules, estimates, information Tax Returns and attachments) for Taxes.

Taxes means (i) any taxes, duties, assessments, imposts, fees, duties, withholdings, levies and other charges of any nature imposed by any Tax Authority and includes all interest, penalties, fines, additions to tax or other additional amounts imposed by any Tax Authority, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, withholding, business, property, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes and Canada, Québec and other government pension plan and other employer plan premiums, contributions or withholdings and all other taxes and similar government charges of any kind imposed by any Governmental Authority; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

Terminated Agreements has the meaning specified in Section 5.5(a)(i).

Third Party Claim has the meaning specified in Section 9.3(a).

Title Company has the meaning specified in Section 5.23(a).

Title Policy has the meaning specified in Section 5.23(a).

Transaction Expenses means, to the extent not paid by Sellers, the Corporations or their Affiliates prior to the Closing, the aggregate amount of any and all fees and expenses incurred by or on behalf of, or paid or to be paid directly by, the Corporations or any Person that any of the Corporations pays or reimburses or is otherwise legally obligated to pay or reimburse (including any such fees and expenses incurred prior to the Closing by or on behalf of the Sellers) in connection with the negotiation, preparation or execution of this Agreement or the Ancillary Agreements or the performance or consummation of the transactions contemplated hereby or thereby, in all such cases, at or prior to the Closing, including (i) all fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts; (ii) any fees and expenses associated with obtaining necessary or appropriate waivers, consents, or approvals of any Governmental Authority or third parties; (iii) all brokers’, finders’ or similar fees; (iv) any fees or expenses associated with obtaining the release and termination of any Liens required to be released or terminated in connection with the transactions contemplated hereby, other than Permitted Encumbrances; and (v) all change of control payments (excluding all payments under the Superior Plus Corp. CPD Long Term Incentive Plan or the Superior Plus Corp. Long Term Incentive Plan), stay bonuses, severance, termination, or retention obligations or similar amounts payable or due by any of the Corporations, in whole or in part, in connection with the transactions contemplated hereby and resulting from any event, alone or in combination with any other event, occurring at or prior to the Closing, including any Taxes payable in connection therewith. For the avoidance of doubt, Transaction Expenses shall not include (a) any amounts included as current liabilities in the calculation of Canadian Net Working Capital or US Net Working Capital or (b) any Indebtedness.

Transaction Personal Information means Personal Information in the possession, custody or control of the Sellers or the Corporations on the Closing Date, including Personal Information about the Employees, contractors, suppliers, customers, directors, officers or shareholders that is (a) disclosed to the Purchaser prior to the Closing Date by the Sellers or the Corporations or otherwise, or (b) collected by the Purchaser prior to the Closing Date from the Sellers or the Corporations or otherwise, in either case in connection with the transactions contemplated by this Agreement.

Transfer Agreements means the Newco 1 Transfer Agreement and the Newco 2 Transfer Agreement, in each case substantially in the form of Exhibits C and D attached hereto.

Transfer Taxes has the meaning specified in Section 9.7.

US Closing Date Net Debt Amount has the meaning specified in Section 2.11(a)(i)(B).

US Closing Date Net Working Capital has the meaning specified in Section 2.11(a)(i)(B).

US Closing Date Transaction Expenses has the meaning specified in Section 2.11(a)(i)(B).

US Corporations means Midwest and Construction Products.

US Estimated Net Debt Amount has the meaning specified in Section 2.9.

US Estimated Net Working Capital has the meaning specified in Section 2.9.

US Estimated Schedule of Adjustments has the meaning specified in Section 2.9.

US Estimated Transaction Expenses has the meaning specified in Section 2.9.

US Final Net Debt Amount has the meaning specified in Section 2.11(b)(ii).

US Final Net Working Capital has the meaning specified in Section 2.11(b)(ii).

US Final Transaction Expenses has the meaning specified in Section 2.11(b)(ii).

US Net Debt Amount means all of the aggregate Indebtedness of the US Corporations minus all Cash of the US Corporations, if any, in each case as of any time of determination. US Net Debt Amount may be expressed as a positive number (i.e., Indebtedness exceeds Cash) or negative number (i.e., Cash exceeds Indebtedness).

US Net Working Capital means with respect to the US Corporations and as of any date of determination, the sum of the Current US Assets as of such date, minus the sum of the Current US Liabilities as of such date. For clarity, an example of the calculation of US Net Working Capital as at December 31, 2015 is attached in Schedule 1.1.

US Purchase Price means the amount set forth in Schedule 1.2 as being payable by the Purchaser, in US dollars, to Superior Plus US for the Construction Products Purchased Shares and Midwest Purchased Shares. The US Purchase Price plus the Canadian Purchase Price equals the Aggregate Purchase Price. Schedule 1.2 further sets forth the allocation of the US Purchase Price between the Construction Products Purchased Shares and the Midwest Purchased Shares.

US Target Working Capital Amount means US $84,080,000.

US Transaction Expenses means the Transaction Expenses of the US Corporations.

1.2	Certain Phrases and Calculation of Time; Interpretation

(a)	When calculating the period of time “within” which or “following” which any act or event is required or permitted to be done, notice given or steps taken, the date which is the reference date in calculating such period is to be excluded from the calculation. If the last day of any such period is not a Business Day, such period will end on the next Business Day. Any time the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders. References herein to “Articles,” “Sections,” “subsections” and other subdivisions, and to Exhibits, Schedules and other attachments, without reference to a document, are to the specified Articles, Sections, subsections and other subdivisions of, and Exhibits, Schedules and other attachments to, this Agreement. A reference to a subsection or other subdivision without further reference to a Section is a reference to such subsection or subdivision as contained in the same Section in which the reference appears. The words “herein,” “hereof,” “hereunder,” “hereby” and other words of similar import refer to this Agreement as a whole and not to any particular provision.

(b)	All monetary amounts in this Agreement, unless otherwise specifically indicated, are stated in Canadian currency.

(c)	Where any representation, warranty, covenant or other provision in this Agreement is expressly qualified by reference to the knowledge of the Sellers, it is deemed to refer to the actual knowledge or awareness of Luc Desjardins, Beth Summers, Darren Hribar, John Engelen, Mike Farrell, Mary-Knight Tyler and Ray Sears, in each case after reasonable inquiry of their respective direct reports, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

(d)	All accounting and financial terms and references not defined in this Agreement are to be interpreted in accordance with IFRS.

(e)	Unless otherwise specifically indicated, any reference to a statute in this Agreement refers to that statute and to the regulations made under that statute as at the date of this Agreement and the Closing Date.

1.3	References to the Schedules and Exhibits

(a)	Nothing set out in the Disclosure Schedule shall be deemed to establish a standard of materiality.

(b)	The Disclosure Schedule and the exhibits form an integral part of this Agreement.

(c)	Any matter set forth in one schedule within the Disclosure Schedule shall be deemed to be set forth in each other schedule to the extent that the application of such matter to such other schedule(s) is reasonably apparent on the face of such matter.

Article 2 – Purchased Shares and Purchase Price

2.1	Purchase and Sale

Subject to the terms and conditions of this Agreement, the Sellers covenant and agree to sell, assign, transfer and deliver to the Purchaser and the Purchaser covenants and agrees to purchase and acquire from the Sellers on the Closing Date, the Purchased Shares.

2.2	Purchase Price

The aggregate purchase price payable by the Purchaser to the Sellers for the Purchased Shares is US $325,000,000 (the Aggregate Purchase Price), which amount shall be subject to adjustment and payable in accordance with the terms and conditions of this Agreement (following all such adjustments, the Final Aggregate Purchase Price).

2.3	Canadian Purchase Price

The Canadian Purchase Price, after the estimated adjustments provided for in Sections 2.7 and 2.8 hereunder, is referred to as the Estimated Canadian Purchase Price. The Canadian Purchase Price following all adjustments required hereunder, including pursuant to Section 2.11 and Section 9.9, is referred to as the Final Canadian Purchase Price.

2.4	U.S. Purchase Price

The US Purchase Price, after the estimated adjustments provided for in Sections 2.9 and 2.10 hereunder, is referred to as the Estimated US Purchase Price. The US Purchase Price following all adjustments required hereunder, including pursuant to Section 2.11 and Section 9.9, is referred to as the Final US Purchase Price. The Final Aggregate Purchase Price equals (i) the Final Canadian Purchase Price plus (ii) the Final US Purchase Price.

2.5	Transactions at the Closing

(a)	At or prior to the Closing, the Sellers shall deliver, or cause to be delivered, to the Purchaser the following:

(i)	a share certificate representing all of the issued and outstanding shares in the capital of Newco 1 registered in the name of the Purchaser and the cancelled share certificates representing the Newco 1 Purchased Shares registered in the name of Superior Plus LP;

(ii)	a share certificate representing all of the issued and outstanding shares in the capital of Newco 2 registered in the name of the Purchaser and the cancelled share certificates representing the Newco 2 Purchased Shares registered in the name of Superior Plus LP;

(iii)	a share certificate representing all of the issued and outstanding shares in the capital of Construction Products registered in the name of the Purchaser and the cancelled share certificates representing the Construction Products Purchased Shares registered in the name of Superior Plus US;

(iv)	a share certificate representing all of the issued and outstanding shares in the capital of Midwest registered in the name of the Purchaser and the cancelled share certificates representing the Midwest Purchased Shares registered in the name of Superior Plus US;

(v)	certified copies of:

(A)	the articles and bylaws of each of the Corporations;

(B)	the resolutions of the board of directors (or similar body) of each of the Sellers approving the entering into and completion of the transactions contemplated by this Agreement; and

(C)	a list of the officers of each of the Sellers and the Corporations authorized to sign this Agreement and the Ancillary Agreements on behalf of the Sellers and/or the Corporations, as the case may be, together with their specimen signatures;

(vi)	a certificate of status, compliance, good standing or like certificate with respect to each of the Corporations issued by appropriate government officials of their respective jurisdictions of existence and of each jurisdiction in which the Corporations carry on its business;

(vii)	a resignation effective as at the Closing from each director and officer of the Corporations as set forth in Schedule 2.5(a)(vii);

(viii)	duly executed Debt Payoff Letters;

(ix)	a duly executed Superior Plus Parent Guaranty;

(x)	the certificates referred to in Section 7.1(a) and Section 7.1(b);

(xi)	a certificate from Superior Plus US certifying, in accordance with section 1.1445-2(b)(2) of the Regulations, that it is not a “foreign person” for purposes of Section 897 of the Code;

(xii)	a counterpart of each applicable Ancillary Agreement, duly executed by each Corporation and each Seller that is a party thereto; and

(xiii)	the Corporate Records, unless physically located at one of the Leased Properties or Owned Properties on the Closing Date.

(b)	At Closing, the Purchaser shall:

(i)	pay to Superior Plus LP the Estimated Canadian Purchase Price in US dollars;

(ii)	pay to Superior Plus US the Estimated US Purchase Price in US dollars;

(iii)	repay, or cause to be repaid, on behalf of the Corporations, all amounts necessary to discharge fully the then-outstanding balance of all Funded Indebtedness in accordance with, and to the account(s) designated by the holders of such Funded Indebtedness in, the Debt Payoff Letters;

(iv)	pay, on behalf of the Corporations, the Transaction Expenses due at Closing, as specified in the Canadian Estimated Schedule of Adjustments and the US Estimated Schedule of Adjustments and in accordance with wire instructions delivered to Purchaser by Sellers at least two Business Days prior to the Closing Date; and

(v)	deliver or cause to be delivered to the Sellers the following:

(A)	counterparts of each Ancillary Agreement to which the Purchaser is a party, duly executed by the Purchaser; and

(B)	the certificates referred to in Section 7.2(a) and Section 7.2(b).

2.6	Form of Payment

All payments to be made by the Purchaser at Closing shall be made by wire transfer to an account to be designated by the Sellers to the Purchaser in writing no later than three Business Days prior to the Closing Date.

2.7	Pre-Closing Canadian Estimated Schedule of Adjustments

Not later than five Business Days prior to the Closing Date, the Sellers shall prepare and deliver to the Purchaser a schedule (the Canadian Estimated Schedule of Adjustments) setting forth in reasonable detail (and together with reasonable supporting documentation) the Sellers’ good faith estimate of: (i) as at the Determination Time, the Canadian Net Working Capital (the Canadian Estimated Net Working Capital) and the difference between the Canadian Estimated Net Working Capital and the Canadian Target Working Capital Amount; (ii) as at the Determination Time, the Canadian Net Debt Amount (the Canadian Estimated Net Debt Amount), designating which of the Indebtedness included therein is Funded Indebtedness; and (iii) as at the Closing, the Canadian Transaction Expenses (the Canadian Estimated Transaction Expenses). The Canadian Estimated Schedule of Adjustments and the Canadian Estimated Net Working Capital shall be prepared and calculated in accordance with IFRS (except for the Capitalized Leases included therein, which are calculated in accordance with GAAP), subject to the adjustments set forth in Schedule 1.1.

2.8	Pre-Closing Canadian Estimated Purchase Price Adjustment

The Estimated Canadian Purchase Price to be paid by Purchaser to Superior Plus LP at Closing shall be an amount equal to (i) the Canadian Purchase Price, plus (ii) the amount (if any) by which the Canadian Estimated Net Working Capital exceeds the Canadian Target Working Capital Amount, minus (iii) the amount (if any) by which the Canadian Target Working Capital Amount exceeds the Canadian Estimated Net Working Capital, minus (iv) the Canadian Estimated Net Debt Amount, if positive, plus (v) the absolute value of the Canadian Estimated Net Debt Amount, if negative, minus (vi) the Canadian Estimated Transaction Expenses; provided, however, that in the case of clauses (ii)-(vi) above, such amounts shall be converted into US dollars at the Exchange Rate applicable on the Business Day immediately preceding the Closing Date.

2.9	Pre-Closing US Estimated Schedule of Adjustments

Not later than five Business Days prior to the Closing Date, the Sellers shall prepare and deliver to the Purchaser a schedule (the US Estimated Schedule of Adjustments) setting forth in reasonable detail (and together with reasonable supporting documentation) the Sellers’ good faith estimate of (i) as at the Determination Time, the US Net Working Capital (the US Estimated Net Working Capital) and the difference between the US Estimated Net Working Capital and the US Target Working Capital Amount; (ii) as at the Determination Time, the US Net Debt Amount (the US Estimated Net Debt Amount), designating which of the Indebtedness included therein is Funded Indebtedness; and (iii) as at the Closing, the US Transaction Expenses (the US Estimated Transaction Expenses). The US Estimated Schedule of Adjustments and the US Estimated Net Working Capital shall be prepared and calculated in accordance with IFRS (except for the Capitalized Leases included therein, which are calculated in accordance with GAAP), subject to the adjustments set forth in Schedule 1.1.

2.10	Pre-Closing US Estimated Purchase Price Adjustment

The Estimated US Purchase Price to be paid by Purchaser to Superior Plus US at Closing shall be an amount equal to (i) the US Purchase Price, plus (ii) the amount (if any) by which the US Estimated Net Working Capital exceeds the US Target Working Capital Amount, minus (iii) the amount (if any) by which the US Target Working Capital Amount exceeds the US Estimated Working Capital, minus (iv) the US Estimated Net Debt Amount, if positive, plus (v) the absolute value of the US Estimated Net Debt Amount, if negative, minus (vi) the US Estimated Transaction Expenses.

2.11	Post-Closing Purchase Price Adjustment

(a)	Calculation of Adjustment

(i)	Not later than 90 days after the Closing Date, the Purchaser shall prepare, or cause to be prepared, and deliver to the Sellers a schedule (the Closing Date Schedule of Adjustments) setting forth in reasonable detail (and together with reasonable supporting documentation) the Purchaser’s computation of:

(A)	(w) as at the Determination Time, the Canadian Net Working Capital (the Canadian Closing Date Net Working Capital); (x) as at the Determination Time, the Canadian Net Debt Amount (the Canadian Closing Date Net Debt Amount); (y) as at the Closing, the Canadian Transaction Expenses (the Canadian Closing Date Transaction Expenses); and (z) (1) the difference between the Canadian Closing Date Net Working Capital and the Canadian Estimated Net Working Capital, (2) the difference between the Canadian Closing Date Net Debt Amount and the Canadian Estimated Net Debt Amount; (3) the difference between the Canadian Closing Date Transaction Expenses and the Canadian Estimated Transaction Expenses; and (4) the allocation of each of such difference among the Newco 1 Purchased Shares and the Newco 2 Purchased Shares in accordance with Section 2.12.

(B)	(w) as at the Determination Time, the US Net Working Capital (the US Closing Date Net Working Capital); (x) as at the Determination Time, the US Net Debt Amount (the US Closing Date Net Debt Amount); (y) as at the Closing, the US Transaction Expenses (the US Closing Date Transaction Expenses); and (z) (1) the difference between the US Closing Date Net Working Capital and the US Estimated Net Working Capital; (2) the difference between the US Closing Date Net Debt Amount and the US Estimated Net Debt Amount; (3) the difference between the US Closing Date Transaction Expenses and the US Estimated Transaction Expenses; and (4) the allocation of each such difference among the Construction Products Purchased Shares and the Midwest Purchased Shares in accordance with Section 2.12.

The Sellers shall have a period of 30 days after receipt of the Closing Date Schedule of Adjustments to deliver to the Purchaser any objections that the Sellers may have to any of the matters set forth therein, which objections shall be set forth in writing and in reasonable detail and include the Sellers’ calculations of the relevant amounts. During such 30-day period, the Purchaser shall grant to the Sellers and their agents and representatives reasonable access, during normal business hours and upon reasonable notice, in such a manner as to not materially interfere with normal operation of the Purchaser’s business, to the books, records and other documents (including work papers) pertaining to or used in connection with the preparation of the Closing Date Schedule of Adjustments for the purpose of such review; provided, however, that such access shall not (i) include access to materials that are subject to any attorney-client, work product or other privilege legally available to Purchaser or (ii) include any access to any working papers of any accountant engaged independently by Purchaser unless customary confidentiality and hold harmless agreements have been first executed. If the Sellers do not deliver any written objections to the Purchaser within such 30-day period, the Sellers shall be deemed to have accepted the Closing Date Schedule of Adjustments and the Purchaser’s calculations of Canadian Closing Date Net Working Capital, US Closing Date Net Working Capital, Canadian Closing Date Net Debt Amount, US Closing Date Net Debt Amount, Canadian Closing Date Transaction Expenses and US Closing Date Transaction Expenses, and the Sellers shall have irrevocably waived any right to object thereto. If the Sellers do timely deliver such written objections, the Purchaser and the Sellers shall, for a period of 30 days thereafter, attempt to resolve such objections in good faith.

(ii)

If the Sellers and the Purchaser do not resolve all such objections to the Closing Date Schedule of Adjustments within such 30-day period, then any remaining disputes shall be submitted not later than five Business Days after the expiration of the 30-day period to a reputable independent accountant mutually agreed upon by the Parties (the Independent Accountant). The Independent Accountant shall be instructed to deliver a decision solely with respect to the items to which the Sellers have objected, and any other matters referred to it for determination, within 10 Business Days after the submission of such matters to the Independent Accountant. The Independent Accountant shall be instructed that its decision shall be in writing and shall include (x) a statement describing in reasonable detail the decision of the Independent Accountant with respect to each item in dispute and (y) a computation of the Canadian Closing Date Net Working Capital, the US Closing Date Net Working Capital, the Canadian Closing Date Net Debt Amount, the US Closing Date Net Debt Amount, the Canadian Closing Date Transaction Expenses and/or the US Closing Date Transaction Expenses, as applicable. The Independent Accountant shall consider only those items and amounts that are identified by the Purchaser and the Sellers as items and amounts upon which the Parties are unable to agree. The decision of the Independent Accountant shall be final and binding and conclusive upon the Purchaser and the Sellers for all purposes under this Agreement (absent fraud or manifest error by the Independent Accountant); provided, however, that

(A)	the determination of the Independent Accountant of each of:

(I)	the Canadian Closing Date Net Working Capital and the US Closing Date Net Working Capital shall not be higher or lower than the respective amounts determined by the Sellers or the Purchaser;

(II)	the Canadian Closing Date Net Debt Amount and the US Closing Date Net Debt Amount shall not be higher or lower than the respective amounts determined by the Purchaser or the Sellers; and

(III)	the Canadian Closing Date Transaction Expenses and the US Closing Date Transaction Expenses shall not be higher or lower than the respective amounts determined by the Purchaser or the Sellers.

The fees and expenses of the Independent Accountant shall be shared equally by the Purchaser, on the one hand, and the Sellers collectively, on the other hand.

(b)	Payment of Adjustment

(i)	The Canadian Closing Date Net Working Capital, the Canadian Closing Date Net Debt Amount and the Canadian Closing Date Transaction Expenses, each as finally determined in accordance with Section 2.11(a), based on (i) the Purchaser’s computations (if not disputed by the Sellers), (ii) the agreement of the Sellers and the Purchaser or (iii) the determination of the Independent Accountant, as the case may be, are referred to herein as the Canadian Final Net Working Capital, the Canadian Final Net Debt Amount and the Canadian Final Transaction Expenses, respectively. Not later than five Business Days after the Canadian Final Net Working Capital, Canadian Final Net Debt Amount and the Canadian Final Transaction Expenses are finally determined:

(A)	(x) if the Canadian Final Net Working Capital is greater than the Canadian Estimated Net Working Capital, then the Purchaser shall pay to Superior Plus LP the amount of such excess converted into US dollars at the Exchange Rate applicable on the Closing Date or (y) if the Canadian Final Net Working Capital is less than the Canadian Estimated Net Working Capital, then Superior Plus LP shall promptly pay to the Purchaser the amount of such deficiency converted into US dollars at the Exchange Rate applicable on the Closing Date;

(B)	(x) if the Canadian Final Net Debt Amount is less than the Canadian Estimated Net Debt Amount, then the Purchaser shall pay to Superior Plus LP the amount of such deficiency converted into US dollars at the Exchange Rate applicable on the Closing Date, or (y) if the Canadian Final Net Debt Amount is greater than the Canadian Estimated Net Debt Amount, then Superior Plus LP shall promptly pay to the Purchaser the amount of such excess converted into US dollars at the Exchange Rate applicable on the Closing Date; and

(C)	(x) if the Canadian Final Transaction Expenses are greater than the Canadian Estimated Transaction Expenses, then Superior Plus LP shall pay to Purchaser the amount of such excess converted into US dollars at the Exchange Rate applicable on the Closing Date or (y) if the Canadian Final Transaction Expenses are less than the Canadian Estimated Transaction Expenses, then Purchaser shall promptly pay to Superior Plus LP the amount of such deficiency converted into US dollars at the Exchange Rate applicable on the Closing Date.

Each Party shall be entitled to set off all amounts owed by it under this Section 2.11(b)(i) against all amounts owed to it under this Section 2.11(b)(i), such that only the net amount shall be payable by the Purchaser to Superior Plus LP or by Superior Plus LP to the Purchaser, as the case may be.

(ii)	The US Net Working Capital, the US Net Debt Amount and the US Closing Date Transaction Expenses, each as finally determined in accordance with Section 2.11(a), based on (i) the Purchaser’s computations (if not disputed by the Sellers); (ii) the agreement of the Sellers and the Purchaser or (iii) the determination of the Independent Accountant, as the case may be, are referred to herein as the US Final Net Working Capital, the US Final Net Debt Amount and the US Final Transaction Expenses, respectively. Not later than five Business Days after the US Final Net Working Capital, the US Final Net Debt Amount and the US Final Transaction Expenses are finally determined:

(A)	(x) if the US Final Net Working Capital is greater than the US Estimated Net Working Capital, then the Purchaser shall pay to Superior Plus US the amount of such excess or (y) if the US Final Net Working Capital is less than the US Estimated Net Working Capital, then Superior Plus US shall promptly pay to the Purchaser the amount of such deficiency;

(B)	(x) if the US Final Net Debt Amount is less than the US Estimated Net Debt Amount, then the Purchaser shall pay to Superior Plus US the amount of such deficiency, or (y) if the US Final Net Debt Amount is greater than the US Estimated Net Debt Amount, then Superior Plus US shall promptly pay to the Purchaser the amount of such excess; and

(C)	(x) if the US Final Transaction Expenses are greater than the US Estimated Transaction Expenses, then Superior Plus US shall promptly pay to Purchaser the amount of such excess or (y) if the US Final Transaction Expenses are less than the US Estimated Transaction Expenses, then Purchaser shall promptly pay to Superior Plus US the amount of such deficiency.

Each Party shall be entitled to set off all amounts owed by it under this Section 2.11(b)(ii) against all amounts owed to it under this Section 2.11(b)(ii), such that only the net amount shall be payable by the Purchaser to Superior Plus US or by Superior Plus US to the Purchaser, as the case may be.

All payments to be made pursuant to this Section 2.11 shall be made by wire transfer of immediately available funds, to accounts provided in writing by the applicable payee at least three Business Days before payment is to be made, no later than five Business Days after the final determination of the amounts required to be paid hereunder.

2.12	Allocation of Post-Closing Adjustment to Aggregate Purchase Price

The adjustments to the Estimated Canadian Purchase Price resulting from application of Section 2.11 will be allocated among the Newco 1 Purchased Shares and the Newco 2 Purchased Shares in accordance with the source of the items giving rise to the aggregate adjustment to the Estimated Canadian Purchase Price. The adjustments to the Estimated US Purchase Price resulting from application of Section 2.11 will be allocated among the Construction Products Purchased Shares and the Midwest Purchased Shares in accordance with the source of the items giving rise to the aggregate adjustment in the Estimated US Purchase Price. For U.S. federal and Canadian income tax purposes, the Sellers and the Purchaser shall report the allocation of the transaction consideration among the Newco 1 Purchased Shares, the Newco 2 Purchased Shares, the Construction Products Purchased Shares and the Midwest Purchased Shares in a manner consistent with the allocation reflected on Schedule 1.2, adjusted pursuant to this Section 2.12 and as agreed pursuant to Section 2.11, and no party shall take any position in any proceeding with respect to Taxes that is inconsistent therewith, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law).

2.13	Withholding

The Purchaser and its Affiliates (including, without limitation, Newco 1, Newco 2, Construction Products and Midwest) shall be entitled to deduct and withhold from any consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Law with respect to Taxes. To the extent that such amounts are so withheld and paid over to or deposited with the relevant Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect to which such deduction and withholding was made; provided, however, that prior to deducting or withholding any such amounts, to the extent it is reasonably practicable to do so, Purchaser shall (i) notify the payee of its intent to withhold or deduct and (ii) permit the payee to seek to reduce or eliminate the amount of such withholding or deduction through the prompt provision of any applicable information, forms, certifications or other documentation.

2.14	Operation between Determination Time and Closing

Between the Determination Time and the Closing, the Sellers shall not, and shall cause the Corporations not to (i) incur Indebtedness, other than any interest assessed under the terms of any Indebtedness outstanding at the Determination Time through no action of the Sellers or the Corporations, (ii) pay any Transaction Expenses and (iii) take any actions, other than in the Ordinary Course, that would impact Canadian Net Working Capital, the Canadian Net Debt Amount, the US Net Working Capital or the US Net Debt Amount.

Article 3 – Representations and Warranties of the Sellers

Except as set forth in the Disclosure Schedule, the Sellers represent and warrant to the Purchaser as follows:

3.1	Incorporation and Corporate Power

(a)	Superior Plus LP is a limited partnership formed and existing under the Limited Partnerships Act (Ontario).

(b)	The General Partner is the general partner of Superior Plus LP and is a corporation existing under the laws of Canada and has the requisite corporate power and capacity to own and operate its property and assets, carry on its business as it is now being conducted, including the business of Superior Plus LP, and enter into and perform its obligations under this Agreement on behalf of Superior Plus LP, except as would not have a Material Adverse Effect.

(c)	Newco 1 is a corporation duly organized, validly existing and in good standing (or equivalent status) under the laws of the Province of Alberta and has the corporate power and capacity to own, lease and operate its property and assets, carry on its business as it is now being conducted and as it is anticipated to be conducted immediately following the Reorganization and enter into and perform its obligations under this Agreement.

(d)	Newco 2 is a corporation duly organized, validly existing and in good standing (or equivalent status) under the laws of the Province of Alberta and has the corporate power and capacity to own, lease and operate its property and assets, carry on its business as it is now being conducted and as it is anticipated to be conducted immediately following the Reorganization and enter into and perform its obligations under this Agreement.

(e)	Construction Products is a corporation duly incorporated, validly existing and in good standing under the laws of Pennsylvania and has the corporate power and capacity to own, lease and operate its property and assets and carry on its business as it is now being conducted.

(f)	Midwest is a corporation duly incorporated, validly existing and in good standing under the laws of Nevada and has the corporate power and capacity to own, lease and operate its property and assets and carry on its business as it is now being conducted.

(g)	Superior Plus US is a corporation existing under the laws of Delaware and has the corporate power and capacity to own, lease and operate its property and assets and carry on its business as it is now being conducted, except as would not have a Material Adverse Effect.

(h)	Superior Plus LP is a “Canadian partnership” for the purposes of the Tax Act, all of the members of which are corporations in Canada.

(i)	Construction Products is a “United States Person” as defined in Section 7701(a)(30) of the Code.

(j)	Midwest is a “United States Person” as defined in Section 7701(a)(30) of the Code.

(k)	Prior to the date hereof, the Sellers made available to the Purchaser a complete and correct copy of the certificate of incorporation and bylaws or equivalent organizational documents, each as amended to date, of Construction Products, Midwest, and Newco 1 and Newco 2. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. Neither the Sellers or the General Partner is in material violation, and none of Construction Products, Midwest, and Newco 1 and Newco 2 is in violation, other than de minimis exceptions, of any of the provisions of their respective certificates of incorporation, bylaws or equivalent organizational documents.

3.2	Corporate Authorizations

(a)	The General Partner has all the requisite power and authority to execute and deliver this Agreement and each other Ancillary Agreement to which it will be a party. The execution, delivery and performance by the General Partner on behalf of Superior Plus LP of this Agreement and the Ancillary Agreements to which it will be party have been duly and validly authorized by all necessary corporate action on the part of the General Partner on behalf of Superior Plus LP, and do not result in a breach or a violation of, or conflict with any of either the General Partner’s constating documents, shareholders’ agreements, bylaws or resolutions of its board of directors or shareholders or Superior Plus LP’s constating documents in a manner that would have a Material Adverse Effect.

(b)	Superior Plus US has all the requisite power and authority to execute and deliver this Agreement and each other Ancillary Agreement to which it will be a party. The execution, delivery and performance by Superior Plus US of this Agreement and the Ancillary Agreements to which it will be a party have been duly and validly authorized by all necessary corporate action on the part of Superior Plus US, and do not result in a breach or a violation of, or conflict with the certificate of incorporation or bylaws of Superior Plus US or resolutions of its board of directors or shareholders in a manner that would have a Material Adverse Effect.

3.3	No Conflict with Authorizations, Laws, etc.

Except as set out in Section 3.3 of the Disclosure Schedule, the execution, delivery and performance by the Sellers of this Agreement and the Ancillary Agreements to which the Sellers will be a party and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a)	result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Material Business Authorization held by the Sellers or the Corporations;

(b)	result in or require the creation of any Lien upon any of the Purchased Shares or any material asset used or held for use in the Business, in each case other than Permitted Encumbrances;

(c)	result in a material breach or violation of, or material conflict with, any judgment, order or decree of any Governmental Authority applicable to the Business or by which any of the properties or assets of any Corporation or, with respect to the Canadian Business, Superior Plus LP, is bound;

(d)	result in a material breach or violation of, or material conflict with, any Law applicable to the Sellers (with respect to the Business), the Corporations or the Business or by which the Canadian Business or any property or asset of any Corporation is bound; or

(e)	require the approval of the shareholders of Superior Plus Parent.

3.4	No Conflict with Contracts

Except as set out in Section 3.4 of the Disclosure Schedule, the execution, delivery and performance by the Sellers or the Corporations of this Agreement and the Ancillary Agreements to which the Sellers or the Corporations will be a party, as the case may be, will not:

(a)	result in a breach or a violation of, or conflict with, any Material Contract or Material Lease; or

(b)	result in or give any Person the right to seek, or to cause:

(i)	the termination, cancellation, amendment or renegotiation of any Material Contract or Material Lease binding on the Corporations or to which the Corporations or any of the properties or assets of the Corporations is bound;

(ii)	the acceleration of any debt or other obligation of the Corporations or, with respect to the Canadian Business, Superior Plus LP; or

(iii)	the forfeiture or other loss, in whole or in part, of any benefit which would otherwise accrue to the Corporations or, with respect to the Canadian Business, Superior Plus LP;

in each case that would be material.

3.5	Required Authorizations

Except for the filings, notifications and Authorizations set out in Section 3.5 of the Disclosure Schedule, there is no requirement for the Sellers or the Corporations to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Authority as a result of, or in connection with, or as a condition to the lawful completion of, the transactions contemplated by this Agreement and the Ancillary Agreements.

3.6	Required Consents

Except for the Consents set out in Section 3.6 of the Disclosure Schedule, there is no requirement for the Sellers or the Corporations to (i) obtain any Consent of any Person or (ii) notify any Person, in either case that is a party to a Material Contract or Material Lease as a result of, in connection with, or as a condition to, the lawful completion of the transactions contemplated by this Agreement and the Ancillary Agreements to which each respective Seller or Corporation is a party.

3.7	Execution and Binding Obligation

(a)	This Agreement has been, and each Ancillary Agreement to which it is a party will be at or prior to the Closing, duly executed and delivered by the General Partner on behalf of Superior Plus LP and constitutes a legal, valid and binding obligation of Superior Plus LP, enforceable against Superior Plus LP in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to the general principles of equity.

(b)	This Agreement has been, and each Ancillary Agreement to which it is a party will be at or prior to the Closing, duly executed and delivered by Superior Plus US and constitutes a legal, valid and binding obligation of Superior Plus US, enforceable against Superior Plus US in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to the general principles of equity.

3.8	Authorized and Issued Capital

(a)	The authorized capital of Newco 1 consists of an unlimited number of common shares, of which (i) as at the date hereof 100 common shares have been duly issued and are outstanding as fully paid and non-assessable, and represent all of the issued and outstanding securities in the capital of Newco 1 and (ii) as at the Closing Date 1,000 common shares shall be duly issued and outstanding as fully paid non-assessable, and will represent all of the issued and outstanding securities of in the capital of Newco 1. Newco 1 has no other class or series of authorized, issued or outstanding shares.

(b)	The authorized capital of Newco 2 consists of an unlimited number of common shares, of which (i) as at the date hereof 100 common shares have been duly issued and are outstanding as fully paid and non-assessable, and represent all of the issued and outstanding securities in the capital of Newco 2 and (ii) as at the Closing Date 1,000 common shares shall be duly issued and outstanding as fully paid non-assessable, and will represent all of the issued and outstanding securities of in the capital of Newco 2. Newco 2 has no other class or series of authorized, issued or outstanding shares.

(c)	The authorized capital of Construction Products consists of 100 shares of common stock, par value US $1.00 per share, of which 100 shares have been duly issued and are outstanding as fully paid and non-assessable, and represent all of the issued and outstanding securities in the capital of Construction Products. Except as set forth in this Section 3.8(c), Construction Products has no other class or series of authorized, issued or outstanding shares of capital stock.

(d)	The authorized capital of Midwest consists of (i) 1,000 shares of common stock, par value US $1.00 per share, of which 1,000 shares have been duly issued and are outstanding as fully paid and non-assessable, and represent all of the issued and outstanding securities in the capital of Midwest, and (ii) 15,000 shares of preferred stock with no par value, none of which have been issued and outstanding. Except as set forth in this Section 3.8(d), Midwest has no other class or series of authorized, issued or outstanding shares of capital stock.

3.9	Reporting Issuer Status

None of the Corporations is a “reporting issuer” or equivalent in any jurisdiction and there is no public market for the Purchased Shares.

3.10	Title to Purchased Shares

(a)	The Newco Purchased Shares are owned by Superior Plus LP as the registered and beneficial owner thereof with valid title thereto, free and clear of all Liens, including pre-emptive rights, rights of first refusal or “put” or “call” rights created by statute, Newco 1 or Newco 2’s articles or otherwise. Upon completion of the transactions contemplated by this Agreement and the Ancillary Agreements, the Purchaser will have legal and beneficial and valid title to each of the Newco Purchased Shares, free and clear of all Liens.

(b)	The Construction Products Purchased Shares are owned by Superior Plus US as the registered and beneficial owner thereof with valid title thereto, free and clear of all Liens, including pre-emptive rights, rights of first refusal or “put” or “call” rights created by statute, Construction Products’ certificate of incorporation or otherwise. Upon completion of the transactions contemplated by this Agreement and the Ancillary Agreements, the Purchaser will have legal and beneficial and valid title to each of the Construction Products Purchased Shares, free and clear of all Liens.

(c)	The Midwest Purchased Shares are owned by Superior Plus US as the registered and beneficial owner thereof with valid title thereto, free and clear of all Liens, including pre-emptive rights, rights of first refusal or “put” or “call” rights created by statute, Midwest’s certificate of incorporation or otherwise. Upon completion of the transactions contemplated by this Agreement and the Ancillary Agreements, the Purchaser will have legal and beneficial and valid title to each of the Midwest Purchased Shares, free and clear of all Liens.

3.11	No Other Agreements to Purchase

Except for the Purchaser’s rights under this Agreement and the Ancillary Agreements, no Person has any written or oral agreement, option, warrant, stock appreciation, restricted stock, phantom stock, or other equity equivalent or equity based award or rights or similar rights, bond, debenture or other Indebtedness having the right to vote or convertible or exchangeable for securities having the right to vote, understanding or commitment or any right or privilege (whether by law, contractual or otherwise) capable of becoming such, in each case, for:

(a)	the purchase or acquisition from the Sellers of any of the Purchased Shares;

(b)	the purchase or acquisition from the Sellers of a material portion of the assets used in the Business;

(c)	the voting, holding, transfer registration or disposition of the Purchased Shares; or

(d)	the purchase, subscription, allotment or issuance of any of the unissued shares or other securities of the Corporations.

3.12	Dividends and Other Distributions

Other than as set forth in Section 3.12 of the Disclosure Schedule, since the Reference Date, none of the Corporations has declared or paid any dividends or declared or made any other distribution on any of their respective shares or other securities and none has, directly or indirectly, redeemed, purchased or otherwise acquired any of their respective shares or other securities or agreed to do any of the foregoing. There are no declared or accumulated but unpaid dividends in respect of any shares of capital stock or other equity or ownership interests of the Corporations.

3.13	Officers and Directors

A true and complete list of all of the directors and officers of each of the Corporations as at the date of this Agreement is set out in Section 3.13 of the Disclosure Schedule.

3.14	Unanimous Shareholders Agreement

None of Newco 1, Newco 2, Midwest or Construction Products is a party to, subject to, or affected by, any unanimous shareholders agreement or declaration. There are no shareholder agreements, investor rights agreements, registration rights agreements, pooling agreements, voting trusts, proxies or other similar agreements with respect to the ownership or voting of any of the Purchased Shares.

3.15	Corporate Records

The Corporate Records are complete and accurate in all material respects and contain all of the minutes of significant meetings and the resolutions of the directors (and committees of directors) and shareholders of the Corporations. The Sellers have made available to the Purchaser copies of all of the material Corporate Records prior to the date of this Agreement.

3.16	Subsidiaries

The Corporations have no direct or indirect Subsidiaries, and the Corporations do not, directly or indirectly, hold any securities or other ownership, equity or proprietary interests in any other Person.

3.17	Qualification

Each of the Corporations is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization (excluding its jurisdiction of incorporation or organization, which is addressed in Section 3.1).

3.18	Conduct of Business in Ordinary Course

(a)	Except in connection with the Reorganization or as set out in Section 3.18 of the Disclosure Schedule, since the Reference Date and through the date hereof, (i) the Business has been conducted in all material respects in the Ordinary Course, (ii) no condition, event, result, state of facts, effect, change or occurrence, or any series of the foregoing, exists or has occurred which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect, and (iii) none of the Corporations or the Sellers have taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Sections 5.7 and 5.8.

(b)	Exhibit F hereto includes a list of all material transactions taken or to be taken in connection with the Reorganization.

3.19	Compliance with Laws

The Corporations and, with respect to the Canadian Business, Superior Plus LP are conducting the Business in compliance in all material respects with all applicable Laws, including occupational health and safety laws. Since January 1, 2013, none of the Corporations has, and with respect to the Canadian Business, Superior Plus LP has not, received any notice, order, complaint or other communication, in any such case, in writing, from any Governmental Authority that such Corporation or, with respect to the Canadian Business, Superior Plus LP is not in compliance in any material respect with any Law applicable to it. Each of Superior Plus LP, Newco 1 and Newco 2 has completed all necessary registrations with respect to the Canadian goods and services tax.

3.20	Anti-Bribery and Anti-Money Laundering Compliance

(a)	Since January 1, 2012, none of the Corporations or, to the knowledge of the Sellers, any agent or other Person acting on their behalf has provided, offered, gifted or promised, directly or indirectly through another Person, anything of value to any Government Official for the purpose of (i) improperly influencing any act or decision of such Government Official in their official capacity, inducing such Government Official to do or omit to do any act in violation of their lawful duty, or securing any improper advantage for the Corporation or any of its Affiliates or (ii) inducing such Government Official to use his or her influence improperly to affect or influence any act or decision of any governmental entity. Government Official means any Person employed by any Governmental Authority or any political party or that is a candidate for Governmental Authority office, or the family member of any of the foregoing.

(b)	Each of the Corporations is, and has been since January 1, 2012, in compliance in all material respects with all applicable anti-bribery or anti-money laundering Laws. Each of the Corporations utilizes controls procedures and an internal accounting controls system reasonably sufficient to provide assurances that violations of applicable anti-bribery or anti-money laundering Laws will be prevented and detected.

3.21	Business Authorizations

Construction Products, Midwest and, prior to the Reorganization, Superior Plus LP, and, after the Reorganization, the Newcos, own, possess or lawfully use in the operation of the Business, all Authorizations which are necessary for them to conduct the Business or for the ownership and use of their respective assets (including the Leased Properties). All Authorizations material to the Business are set out in Section 3.21 of the Disclosure Schedule (the Material Business Authorizations). Each Material Business Authorization is valid and in effect. The Corporations and, with respect to the Canadian Business, Superior Plus LP, are not, and have not for the past three years been, in default or breach of any Material Business Authorization and no proceedings are pending or, to the knowledge of the Sellers, threatened in writing to revoke or limit any Material Business Authorization. Neither the Sellers nor any Affiliate of the Sellers owns or has any proprietary, financial or other interests (direct or indirect) in any Material Business Authorization.

3.22	Sufficiency of Assets

(a)	The Business is the only business operation that is currently and will be, at the Closing, carried on by Construction Products, Midwest, Newco 1 and Newco 2; provided, however, that prior to the Reorganization, the Newcos will not have conducted any business.

(b)	At no time have the Corporations conducted any business other than the Business; provided, however, that prior to the Reorganization, the Newcos will not have conducted any business.

(c)	The assets currently owned, leased or licensed by Construction Products, Midwest and, after the Reorganization, assets owned, leased or licensed by Newco 1 and Newco 2, include all rights, assets and property necessary and sufficient for the conduct of the Business after the Closing in substantially the same manner as it is being conducted on the date of this Agreement. Except as set forth in Section 3.22 of the Disclosure Schedule, the assets, properties and rights owned or leased by the Corporations as of the date hereof are not used by or shared with any Seller or used in any business or for any purpose other than the Business, and the assets owned, leased or licensed by Superior Plus LP in the conduct of the Canadian Business are not used in any business or for any purpose other than the Business, in each case except in a manner that can cease as of the Closing without any adverse effect on the Corporations or the Business.

(d)	Other than the Reorganization, no transfer of assets, assumption of liabilities, assignment of Contracts or other restructuring activities are required to consolidate the Business within the Corporations, or to remove from the Corporations any assets, liabilities or businesses unrelated to the Business. The Corporations have no assets and hold no liabilities other than those primarily related to the Business.

3.23	Title to the Assets

The Corporations and, with respect to the Canadian Business, Superior Plus LP have good and valid title to, or a valid and enforceable right to possess and use under Contract, all of the material assets owned or otherwise used by them, free and clear of all Liens other than Permitted Encumbrances, including all of the assets reflected on the Recent Balance Sheet or acquired in the Ordinary Course since the date of the Recent Balance Sheet, except those sold or otherwise disposed of since the date of the Recent Balance Sheet in the Ordinary Course.

3.24	No Options, etc.

Except as set forth in Section 3.24 of the Disclosure Schedule, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege (whether by law, contractual or otherwise) capable of becoming such for the purchase or other acquisition of any material assets of the Business, other than pursuant to purchase orders for Inventory sold in the Ordinary Course.

3.25	Condition of Assets

The tangible personal property owned, leased or otherwise used in connection with the Business has been maintained in all material respects in accordance with generally accepted industry standards, is, in all material respects, in good operating condition and repair, having regard to its use and age and with normal wear and tear excepted, and is adequate and suitable for the uses to which it is being put. None of such personal property is, in any material respect, in need of maintenance or repairs except for routine maintenance and repairs.

3.26	Owned Property

(a)	The Corporations have good and valid fee title to the Owned Properties free and clear of all Liens other than Permitted Encumbrances.

(b)	Section 3.26 of the Disclosure Schedule lists the municipal or street address of each of the Owned Properties.

(c)	To the knowledge of Sellers, as of the date hereof the Owned Properties are not subject to any claims by adjoining land owners.

(d)	To the knowledge of Sellers, as of the date hereof, no condemnation, rezoning, dedication or expropriation proceeding is pending or has been threatened in writing against any of the Owned Properties by any Governmental Authority.

(e)	(i) To the knowledge of Sellers, none of the Corporations is a party to any written lease or other right of occupancy which grants any third party any right to use or occupy the Owned Properties or any portion thereof; (ii) to the knowledge of Sellers, no portion of any improvements to the Owned Properties encroach on any neighboring property in any material respect; (iii) there are no outstanding options, right of first offer or right of first refusal to purchase the Owned Property that would be binding upon the Purchaser following the Closing; and (iv) there are no currently existing material violations of Law with respect to the Owned Properties.

Notwithstanding any other representation or warranty contained in this agreement, the representations and warranties set forth in this Section 3.26 and, to the extent applicable, Section 3.41 are the only representations and warranties made by the Sellers with respect to Owned Properties.

3.27	Leases and Leased Property

(a)	Section 3.27 of the Disclosure Schedule lists all Leases (including all amendments thereto and all guaranties thereof) to which the Corporations are parties or will be parties following the Reorganization, and designates therein all Leases that are material to the operation of the Business as currently conducted (the Material Leases). The Corporations have, or will have following the Reorganization, good and valid leasehold interests in the Leased Properties, in their respective capacities as tenant (and holders of the leasehold interests) under the Leases relating to such Leased Properties. To the knowledge of Sellers, the Corporations are not party to any written lease, license or other occupancy agreement with respect to real property used in the Business, other than the Leases. True and complete copies of the Leases (including all written modifications and amendments thereof and supplements thereto), in each case, to the extent in Sellers’ possession, have previously been made available to the Purchaser, and are in full force and effect.

(b)	To the knowledge of Sellers, (i) none of the Corporations is a party to any written lease or other right of occupancy which grants any third party any right to use or occupy the Leased Properties or any portion thereof, and (ii) there are no facts or conditions affecting any improvements to the Leased Properties which would reasonably be expected to materially interfere with the current use or operation of the Leased Properties.

Notwithstanding any other representation or warranty contained in this agreement, the representations and warranties set forth in this Section 3.27 and, to the extent applicable, Sections 3.30 and 3.41 are the only representations and warranties made by the Sellers with respect to Leased Properties.

3.28	Suppliers and Customers

(a)	Section 3.28(a) of the Disclosure Schedule lists (i) the 10 largest suppliers of the Business (based on the expenditures of the Business, as set forth on Section 3.28(a) of the Disclosure Schedule), and (ii) the 10 largest customers of the Business (based on revenues of the Business as set forth on Section 3.28(a) of the Disclosure Schedule) each for the fiscal year ended December 31, 2015.

(b)	Except as disclosed in Section 3.28 of the Disclosure Schedule, as of the date hereof no supplier or customer of the Business disclosed on Schedule 3.28(a) of the Disclosure Schedule has cancelled, otherwise terminated, or materially and adversely modified in writing, or, to the knowledge of the Sellers, threatened in writing to cancel, otherwise terminate or materially and adversely modify, its relationship with the Corporations or, with respect to the Canadian Business, Superior Plus LP, as the case may be, as such relationship pertains to the Business.

(c)	Since January 1, 2014, each of the Corporations and, with respect to the Business, each of the Sellers, has engaged in and accounted for all revenue, pricing, sales, receivables and payables practices in accordance with IFRS and otherwise in the Ordinary Course.

3.29	Material Contracts

Except for the Contracts set out in Section 3.29 of the Disclosure Schedule (the Material Contracts), the Leases, the Employee Material Contracts, the Employee Plans and the IP Rights of the Business, none of the Corporations, or, with respect to the Canadian Business, Superior Plus LP is, as of the date of this Agreement, a party to or bound by:

(a)	any Contract or letter of intent for the purchase or sale of materials, supplies, equipment, other assets or the provision of services (i) involving, in the case of any such Contract, the payment or receipt by such Corporation or Superior Plus LP, as the case may be, of more than US $1,000,000 in the aggregate in any 12-month period or more than US $2,500,000 in the aggregate over the current contract term, or (ii) which contains minimum purchase commitments or requirements;

(b)	any Contract that expires, or may be renewed at the option of a Person other than such Corporation or Superior Plus LP, as the case may be, so as to expire, more than one year after the date of this Agreement and which cannot be cancelled by such Corporation or Superior Plus LP, as the case may be, without penalty or further payment and without more than 30 days’ notice;

(c)	any Contract for the sale or purchase of any real property;

(d)	any instrument relating to or evidencing Indebtedness;

(e)	any Contract for capital expenditures in excess of US $1,000,000 in the aggregate;

(f)	any Contract limiting the freedom of such Corporation or Superior Plus LP, as the case may be, to engage in any line of business, compete with any Person, solicit any Person, operate its assets at maximum production capacity, sell to or purchase from any Person or otherwise restricting its ability to carry on the Business or that contains any other provision granting “exclusivity”;

(g)	any Contract with an Affiliate of such Corporation or Superior Plus LP, as the case may be, or any other Related Party of such Corporation;

(h)	any Contract that grants any party thereto a right of first refusal, offer or first negotiation;

(i)	any Contract relating to settlement or other final disposition of any administrative or judicial proceedings since January 1, 2013;

(j)	any Contract that grants the counterparty or any third Person (i) “most favored nation” status, or (ii) any other price protection or mandatory price adjustment rights;

(k)	any Contract that results in any Person holding a power of attorney from such Corporation or Superior Plus LP, as the case may be, that relates to such Corporation or the Business; or

(l)	any (i) partnership, joint venture, or other similar Contract, (ii) Contract involving a sharing of profits with any Person or (iii) Contract relating to the acquisition or disposition of any material assets, capital stock or operating business of any Person (whether by merger, sale of shares, sale of assets or otherwise) which either has been entered into since January 1, 2013 or contains obligations of any party thereto that remain outstanding.

3.30	No Breach of Material Contracts or Material Leases

Except as set forth in Section 3.30 of the Disclosure Schedule, (i) the applicable Corporation or Superior Plus LP, as the case may be, has performed in all material respects all of the obligations required to be performed by it under, and is entitled to all benefits under, each Material Contract and Material Lease to which it is a party; (ii) each of the Material Contracts and Material Leases is, or will be as of the Closing Date, valid and binding on the applicable Corporation or Superior Plus LP, as the case may be, and, to the knowledge of the Sellers, each counterparty thereto, in accordance with its terms, and is in full force and effect as of the date hereof; (iii) neither the applicable Corporation or Superior Plus LP, as the case may be, nor, to the knowledge of the Sellers, any other party to any such contract is seeking to renegotiate any Material Contract or Material Lease; and (iv) neither the applicable Corporation or Superior Plus LP, as the case may be, nor, to the knowledge of the Sellers, any other party thereto is in material breach or default of any Material Contract or Material Lease, and no default, condition or event that with notice or lapse of time, or both, has occurred that would constitute a material breach or default by the applicable Corporation or Superior Plus LP, as the case may be, under any Material Contract or Material Lease, nor, to the knowledge of the Sellers, by any other party to any Material Contract or Material Lease, nor have the Corporations or the Sellers received any written, or to the knowledge of the Sellers, other notice of any such default, condition or event.

3.31	Personal Property Leases

Section 3.31 of the Disclosure Schedule sets out a comprehensive list of all material Personal Property Leases of the Business to which the Corporations or, with respect to the Canadian Business, Superior Plus LP is a party. Each such Personal Property Lease is, or will be as of the Closing Date, legal, valid, binding, enforceable against the applicable Corporation or Superior Plus LP and in full force and effect and the Corporations or Superior Plus LP is, or will be as of the Closing Date, entitled to the full benefit and advantage of each such Personal Property Lease in accordance with its terms. Each such Personal Property Lease is in good standing and there has not been any material default by the Corporations or Superior Plus LP under any Personal Property Lease of the Business nor any material dispute between the Corporations or Superior Plus LP and any other party under any Personal Property Lease of the Business.

3.32	Intellectual Property

(a)	Section 3.32 of the Disclosure Schedule sets out a true, correct and complete list, and, where appropriate, a description of:

(i)	all issued, registered and applied-for IP Rights owned or purported to be owned by the Corporations and, as such IP rights relate to the Business, the Sellers (each identified as a patent, trademark, copyright or domain name);

(ii)	all of the material IP Rights owned or used by the Corporations or, with respect to such IP Rights relating to the Business, the Sellers, other than those falling within subclause (d) of the definition of IP Rights or in Section 3.32(a)(i); and

(iii)	all licenses or similar agreements or arrangements to which the Corporations or, with respect to such licenses relating to the Business, the Sellers, are a party, either as licensee or licensor, with respect to material IP Rights.

(b)	The Corporations are, or will be as of the Closing Date, the exclusive owners of all right, title and interest in and to, or possess a valid right to use, the material IP Rights used in the Business and all designs, permits, labels and packages used on or in connection therewith, free and clear of all Liens other than Permitted Encumbrances. The Corporations and, with respect to such IP Rights relating to the Business, the Sellers, have not assigned, licensed or otherwise conveyed any of their IP Rights listed in Section 3.32 of the Disclosure Schedule (other than in connection with the Reorganization).

(c)	The material IP Rights used in the Business are in full force and effect and, to the knowledge of Sellers, have not been used, not used, enforced or not enforced in a manner that would result in their abandonment, cancellation or unenforceability. There is no Claim pending or, to the knowledge of Sellers, threatened in writing alleging adverse ownership, invalidity or other opposition to, or any conflict with, any of the material IP Rights owned or purported to be owned by the Corporations or, with respect to such IP Rights relating to the Business, the Sellers. In the past three years, neither the Corporations nor the Sellers have received written notice of any alleged infringement or misappropriation from any Person with respect to the IP Rights relating to the Business owned or purported to be owned by the Corporations or the Sellers. To the knowledge of the Sellers, the conduct of the Business is not currently infringing on the IP Rights of any other Person.

(d)	The Corporations have, or will have as of the Closing Date, the full right and authority to use, and to continue to use after the Closing Date, the material IP Rights used in connection with the conduct of the Business in the manner presently conducted. The IP Rights listed in Section 3.32 of the Disclosure Schedule are sufficient to conduct the Business as presently conducted. All licenses to which the Corporations or, with respect to such IP Rights relating to the Business, the Sellers, are a party relating to IP Rights are in good standing, binding and enforceable in accordance with their respective terms, and no material default exists on the part of the Corporations or the Sellers thereunder.

(e)	There are no Claims pending or, to the Sellers’ knowledge, threatened in writing with respect to any licenses or similar Contracts listed in Section 3.32 of the Disclosure Schedule or with respect to infringement by another Person of any of the material IP Rights of the Corporations and the Business. To the knowledge of the Sellers, no Person is infringing, or is threatening to infringe, upon or otherwise violate, any of the IP Rights owned by the Corporations or, with respect to such material IP Rights relating to the Business, the Sellers.

(f)	The Corporations and the Sellers have taken commercially reasonable measures to protect the secrecy, confidentiality and value of all trade secrets used in the Business, including entering into reasonably customary confidentiality agreements with all Persons with access to such trade secrets. To the Sellers’ knowledge, no unauthorized disclosure of any such trade secrets has occurred.

3.33	Information Technology

(a)	Section 3.33(a) of the Disclosure Schedule sets out a true, correct and complete list of all material Information Technology owned, licensed, used or held for use in connection with the Business and all Contracts relating to the maintenance and support, security, disaster recovery management and utilization of such Information Technology.

(b)	The Corporations or the Sellers own or have valid rights to access and use, and the Corporations will own or have valid rights to continue to access and to continue to use immediately after the Closing, all material Information Technology used in connection with the Business or otherwise necessary for the conduct of the Business. Except as set out in Section 3.33(b)(i) of the Disclosure Schedule, none of the Information Technology set out in Section 3.33(a) of the Disclosure Schedule depends upon any service, technology or data of any third party (other than the Internet and hosted systems). Except as set out in Section 3.33(b)(ii) of the Disclosure Schedule, the Information Technology of the Corporations and, with respect to the Business, the Sellers is sufficient for the conduct of the Business in the Ordinary Course. The Corporations and, with respect to the Business, the Sellers use reasonable means, consistent with industry practice, to protect the security and integrity of all such Information Technology. The use of any Information Technology by the Corporations and, with respect to the Business, the Sellers does not exceed the scope of the rights granted to the Corporations and the Sellers, as applicable, with respect thereto, including any applicable limitation upon the usage, type or number of licenses, users, hardware, time, services or systems. No capital expenditures are necessary with respect to the use of such Information Technology other than capital expenditures in the Ordinary Course.

(c)	The Information Technology set out in Section 3.33(c) of the Disclosure Schedule is adequate in all material respects for its intended use and for the operation of the Business as currently operated and is in good working condition in all material respects (normal wear and tear excepted), and, to the Sellers’ knowledge, is free of all viruses, worms, Trojan horses and other known contaminants, and does not contain any bugs, errors or problems, in any such case of a nature that would materially disrupt its operation or have a material adverse impact on the operation of such Information Technology. There has not been any malfunction with respect to such Information Technology since January 1, 2014 that has not been remedied or replaced in all material respects.

3.34	Books and Records

All accounting and financial Books and Records are true and correct in all material respects and have been fully, properly and accurately kept with sound accounting practice in all material respects and are complete in all material respects.

3.35	Financial Statements

(a)	Section 3.35 of the Disclosure Schedule contains (i) the true, correct and complete audited combined balance sheet and the related combined statements of net earnings and total comprehensive loss, combined statement of cash flows and combined statements of changes in owners’ net investment of the Business for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013, and all relevant notes of the auditor thereto (such financial statements, the Audited Financial Statements); and (ii) the combined balance sheet and the related combined statements of net earnings and total comprehensive loss, combined statement of cash flows and combined statements of changes in owners’ net investment of the Business for (x) the three-month period ended at March 31, 2016, each of which shall have undergone an SAS 100 review, and (y) the one-month period ended at April 30, 2016 (the Interim Financial Statements). The Audited Financial Statements and Interim Financial Statements have been prepared from and using the Books and Records in accordance with IFRS applied on a basis consistent with those of previous fiscal years, are complete and accurate in all material respects and present fairly in all material respects the consolidated financial position, the results of operations and cash flows of the Business as at the respective dates thereof and for the periods specified therein, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material.

(b)	There are no debts, liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, of the Business or the Corporations and of a type required to be disclosed in a balance sheet under IFRS, except for such debts, liabilities or obligations (i) accrued or reserved against in the Recent Balance Sheet, (ii) incurred in the Ordinary Course of the Business consistent with past practice since the date of the Recent Balance Sheet, (iii) arising under the Material Contracts (excluding any obligations related to the breach or other violation thereof) or (iv) that are not material to the Business, taken as a whole.

3.36	Bank Accounts and Powers of Attorney

Section 3.36 of the Disclosure Schedule is a true, correct and complete list showing:

(a)	all bank accounts of the Corporations and the name and address of each bank branch in which the Corporations have an account or safety deposit box and the names of all Persons authorized to draw on the account or to have access to the safety deposit box; and

(b)	the names of all Persons holding powers of attorney for each of the Corporations.

True, correct and complete copies of all powers of attorney granted by the Corporations have been provided to the Purchaser.

3.37	Product Liability and Warranty Claims

Except as set out in Section 3.37 of the Disclosure Schedule, since December 31, 2013 through the date hereof, there have been no civil, criminal or administrative Claims, or, to the knowledge of the Sellers, any threat in writing of such civil, criminal or administrative Claims, relating to:

(a)	any alleged hazard or defect in design, manufacture, installation, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty, relating to any service provided or product manufactured, installed, distributed, marketed or sold by the Business; or

(b)	any breach of any of the product warranties, indemnities or performance guarantees given to customers of the Business.

3.38	Insurance

Section 3.38 of the Disclosure Schedule contains a complete and correct list of all material insurance policies relating to the Business. All such policies are in full force and effect and, subject to Sections 5.5(c) and (d), will remain in effect immediately following the Closing. All premiums are up to date with respect to such policies. The Corporations or the Sellers have not received any written notice of, nor to the knowledge of the Sellers is there threatened in writing, any cancellation, reduction of coverage, material premium increases or non-renewal with respect to any such policy.

3.39	Litigation

Except as set out in Section 3.39 of the Disclosure Schedule, as of the date hereof there is no pending or, to the knowledge of Sellers, threatened Claim, at law or in equity, or any arbitration, administrative or other proceeding, in any case against or involving the Corporations, any of their officers or directors (in their capacity as such), any material property or asset of the Corporations, the Purchased Shares or the Business by or before any Governmental Authority, that would reasonably be expected to result in a liability or loss to the Business of more than US $200,000. There is no action pending or, to the knowledge of the Sellers, threatened, seeking to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement or the Ancillary Agreements. Except as set out in Section 3.39 of the Disclosure Schedule, in the past three years, neither the Corporations nor, with respect to such litigation relating to the Business, the Sellers, have been subject to any judgment, order or decree entered in any lawsuit or proceeding nor have the Corporations or the Sellers settled any Claim relating to the Business prior to being sued or prosecuted or a judgment being given in respect of it.

3.40	Taxes

(a)	All income and other material Tax Returns of the Corporations have been filed within the prescribed period (taking into account any applicable extension of time within which to file) with the applicable Governmental Authority in accordance with applicable Laws. Such Tax Returns are complete and accurate in all material respects.

(b)	All income and other material Taxes and instalments of Taxes of the Corporations, which are required to be paid to a Tax Authority pursuant to applicable Law, have been paid within the prescribed period (whether or not such Taxes were shown or reportable on a Tax Return).

(c)	The reserve for Tax liability reflected in the Recent Balance Sheet is sufficient as of its date for the payment of any accrued and unpaid Taxes of the Corporations or with respect to the Business. Each of the Sellers and the Corporations has materially complied with all applicable Laws pertaining to Taxes.

(d)	Each of the Corporations has withheld or collected all material Taxes that it has been required to withhold or collect and, to the extent required when due, has timely paid such Taxes to the proper Governmental Authority, including, without limitation, all material amounts that any of the Corporations is legally or contractually required to deduct and/or withhold from its employees’ salaries.

(e)	No deficiency with respect to the payment of any Taxes or Tax installments has been asserted in writing or, to the knowledge of the Sellers, been threatened against any of the Corporations by any Tax Authority.

(f)	There are no liens with respect to Taxes on the assets of any of the Corporations other than statutory liens for Taxes not yet past due or for Taxes the validity which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or IFRS, as the case may be.

(g)	There are no material claims or audits pending or, to the knowledge of the Sellers, threatened against the Corporations in respect of any Taxes. There are no material matters under audit or appeal with any Tax Authority.

(h)	Newco 1 has, at all relevant times, been and is a taxable Canadian corporation within the meaning of Subsection 89(1) of the Tax Act. Newco 1 has never been determined to have been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Governmental Authority outside Canada. No request to file a Tax Return (or claim that a Tax Return is required to be filed) has ever been made in writing by a Governmental Authority in a jurisdiction (including, without limitation, a province, state or local jurisdiction) where Newco 1 does not file Tax Returns.

(i)	Newco 2 has, at all relevant times, been and is a taxable Canadian corporation within the meaning of Subsection 89(1) of the Tax Act. Newco 2 has never been determined to have been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Governmental Authority outside Canada. No request to file a Tax Return (or claim that a Tax Return is required to be filed) has ever been made in writing by a Governmental Authority in a jurisdiction (including, without limitation, a province, state or local jurisdiction) where Newco 2 does not file Tax Returns.

(j)	Construction Products has never been determined to have been required to file any Tax Return with, and has never been determined to be liable to pay any Taxes to, any Governmental Authority outside the United States. No request to file a Tax Return (or claim that a Tax Return is required to be filed) has ever been made in writing by a Governmental Authority in a jurisdiction (including, without limitation, a province, state or local jurisdiction) where Construction Products does not file Tax Returns.

(k)	Midwest has never been determined to have been required to file any Tax Return with, and has never been determined to be liable to pay any Taxes to, any Governmental Authority outside the United States. No request to file a Tax Return (or written claim that a Tax Return is required to be filed) has ever been made by a Governmental Authority in a jurisdiction (including, without limitation, a province, state or local jurisdiction) where Midwest does not file Tax Returns.

(l)	None of the Corporations is a party to any contract providing for the allocation, indemnification or sharing of Taxes, nor is any of the Corporations party to or bound by any private letter ruling or other written agreement with any Governmental Authority with respect to Taxes.

(m)	During the period the Corporations were owned by Superior Plus US, none of the Corporations has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes (other than a group the common parent of which was Superior Plus US). None of the Corporations has any liability for Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 or any corresponding provision of state, local or foreign income Tax Law, (ii) as a transferee or successor, (iii) by contract or (iv) otherwise.

(n)	None of the Corporations has agreed to make, or is required to make, any adjustment under Section 481(a) of the Code or any comparable provision of state, local or foreign Law with respect to Taxes for any post-Closing tax period by reason of a change in accounting method made prior to the Closing or as a result of any other action, election or event that occurred prior to the Closing. None of the Corporations has taken any action that could defer a liability for Taxes from any pre-Closing tax period to any post-Closing tax period pursuant to Section 108(i) of the Code, any open transaction that occurred on or prior to the Closing Date, or with respect to any prepaid amount received on or prior to the Closing Date.

(o)	None of the Corporations has engaged in any “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b) or Section 6111 of the Code or any analogous provisions of state, local or foreign law. Each of the Corporations has disclosed on its federal Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(p)	There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of any of the Corporations under any of Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder and no material limitations under comparable provisions of state, local or foreign Law.

(q)	None of the Corporations is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(r)	During the past three years, none of the Corporations has been a distributing corporation or a controlled corporation within the meaning of Section 355 of the Code.

(s)	All references to any of the Corporations in this Section 3.40 shall include references to any Person (i) which merged with and into or liquidated into any of the Corporations, (ii) that was converted into any of the Corporations or (iii) with respect to which any of the Corporations have or could reasonably be expected to have successor liability as a result of an asset purchase or otherwise.

(t)	The transactions contemplated by this Agreement will not cause any reduction in the Tax attributes of any of the Corporations pursuant to the rules set forth in Treasury Regulations Section 1.1502-36.

(u)	Notwithstanding any other representation or warranty contained in this Agreement, the representations and warranties set forth in this Section 3.40 are the only representations and warranties made by the Sellers with respect to Tax matters.

3.41	Environmental Matters

Except as set out in the documents listed or descriptions set forth in Section 3.41 of the Disclosure Schedule, in the past five years:

(a)	Neither any of the Corporations nor, with respect to the Canadian Business, Superior Plus LP has received any Environmental Notice in connection with the Business or any operations of the Corporation on any of the Owned Properties, Leased Properties or any formerly owned or leased facilities.

(b)	Neither any of the Corporations nor, with respect to the Canadian Business, Superior Plus LP is in default or violation in filing any report or information with any Governmental Authority in respect of their respective assets, the Owned Properties, the Leased Properties or the Business as required pursuant to any applicable Environmental Laws.

(c)	The Corporations have obtained, and are in compliance in all material respects with, all material Environmental Authorizations required to conduct the Business and to own, use and operate the property and assets owned or used by the Corporations as they are presently owned, used and operated. Each such required Environmental Authorization is valid, subsisting and in good standing.

(d)	Except in compliance with applicable Environmental Law or an Environmental Authorization, the Corporations and, with respect to the Business, Superior Plus LP have not caused or permitted any Environmental Release, and to the knowledge of the Sellers, there is no Environmental Release, in either case of any Environmentally Hazardous Substance at, on, from or under any of the Owned Properties or the Leased Properties, or from any facility formerly owned or leased by the Corporations.

(e)	With respect to the Business, the Sellers, and, to the knowledge of the Sellers, the Corporations, have complied in all material respects with applicable laws regarding the handling, offering for transport, transporting or importing any Environmentally Hazardous Substances.

(f)	Sellers have provided or otherwise made available to Purchaser any and all environmental studies, audits, and site assessments with respect to the Owned Properties, the Leased Properties or the Business, or any currently or formerly owned, operated, occupied, controlled or leased real property, which are in the possession or control of the Corporations.

(g)	Notwithstanding any other representation or warranty contained in this Agreement, the representations and warranties set forth in this Section 3.41 are the only representations and warranties made by the Sellers with respect to environmental matters.

3.42	Employee Matters

(a)	Except as set out in Section 3.42 of the Disclosure Schedule (the Employee Material Contracts) and the Employee Plans, the Corporations are not a party to, subject to, or affected by:

(i)	any employment Contract;

(ii)	any Contract with a Person acting as an agent, independent contractor or dependent contractor providing services to the Corporations;

(iii)	any certification orders or voluntary recognition of any labor union, works council, or other collective bargaining representative or agent; or

(iv)	any labor or collective agreement.

True, correct and complete copies of the Employee Material Contracts and details of all other material policies, proceedings, practices and programs relating to employment by the Corporations or, with respect to the Canadian Business, Superior Plus LP, have been provided to the Purchaser.

(b)	Other than as set forth in Section 3.42 of the Disclosure Schedule, none of the Corporations are unionized, have an employee association or are party to any labor or collective bargaining agreement and, to the knowledge of the Sellers, as of the date hereof there are and during the past three years there have been, no organizing activities, union certification drives, demands or petitions for recognition by any union or labor organization, or questions concerning representation or other proceedings for certifying a union involving the Corporations. There is no, and during the past three years there has been no, labor dispute, strike, picketing, controversy, slowdown, work stoppage, lockout, concerted refusal to work overtime, or other similar labor activity pending or, to the knowledge of the Sellers, threatened against or affecting any of the Corporations, nor is there any basis for any of the foregoing.

(c)	The Corporations have performed all of the obligations required to be performed by them in all material respects and are entitled to all benefits under, and are not alleged to be in default of, any Employee Material Contracts. Each of the Employee Material Contracts and each policy, proceeding, practice or program relating to employment by the Corporations or, with respect to the Canadian Business, Superior Plus LP is in full force and effect. The Corporations are not in material breach of any of their obligations thereunder.

(d)	Except as set out in Section 3.42 of the Disclosure Schedule, within the past three years there have been no pending or, to the knowledge of Sellers, threatened Claims, at law or in equity, or any arbitration, administrative proceeding or other investigation, audit, review or proceeding, in any case against the Corporations with respect to employment matters, by or before any Governmental Authority. At no time in the past three years have any of the Corporations been subject to any judgment, order or decree entered in any lawsuit or proceeding nor have the Corporations settled any claim prior to being sued or prosecuted in respect of employment matters.

(e)	Section 3.42(e) of the Disclosure Schedule sets forth a complete and correct list of all Employees, their employing entity, title, date of hire, location, base salary or wages, prior year cash bonus payment, and an indication of whether such Employee is currently on leave, the nature of such leave and any anticipated return to work dates. There has not been any material adverse change in relations with Employees primarily as a result of the announcement of the transactions contemplated by this Agreement. To the knowledge of the Sellers, no current employee or officer of any Corporation has delivered written notice to his or her employer regarding terminating his or her employment relationship with such entity following the announcement or consummation of the transactions contemplated hereby.

(f)	The Corporations and, with respect to the Business, the Sellers, are as of the date hereof conducting the Business in material compliance with all applicable Laws regulating or relating to standards, terms or conditions of labor or employment. Each current independent contractor or consultant of the Corporations is properly characterized as an independent contractor or consultant based on the applicable standards under applicable Law.

(g)	The Corporations have not during the last three years effectuated a “plant closing” or a “mass lay-off,” in each case, as defined in the Worker Adjustment and Retraining Notification (WARN) Act, in either case affecting any site of employment, facility, or business unit of the Corporations, except in accordance with the WARN Act and any similar Laws.

3.43	Employee Benefit Plans

(a)

Section 3.43 of the Disclosure Schedule sets out a true, correct and complete list and, where appropriate, a description of all employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), retirement, pension, supplemental pension, savings, retirement savings, retiring allowance, retiree medical or life insurance, bonus, profit sharing, stock purchase, stock option, phantom stock, share appreciation rights, deferred compensation, severance or termination pay, change of control, life insurance, medical, hospital, dental care, vision care, drug, sick leave, short-term or long-term disability, salary continuation, unemployment benefits, vacation, incentive, compensation or other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured that is maintained or otherwise contributed to, or required to be contributed to, with respect to the Business, for the benefit of current or former employees, directors, officers, shareholders, independent contractors or agents of the Corporations or with respect to which any of the Corporations has or could have any liability or obligations other than government sponsored pension, employment insurance, workers compensation and health insurance plans (collectively, the Employee Plans). Each of the Employee

Plans that is a registered pension plan under the Tax Act is designated as such in Section 3.43 of the Disclosure Schedule. Each Employee Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and nothing has occurred since the date of such letter that has or is reasonably likely to affect such qualification.

(b)	Each Employee Plan:

(i)	has been maintained and administered in all material respects in compliance with its terms and the requirements of all applicable Laws; and

(ii)	is in good standing in respect of such requirements and Laws.

Each Employee Plan that is required to be registered under applicable Laws is duly registered with the appropriate Governmental Authorities.

(c)	All material contributions or premiums required to be paid, deducted or remitted and all material obligations required to be performed by the Corporations pursuant to the terms of any Employee Plan or by applicable Laws, have been paid, deducted, remitted or performed, as the case may be, in a timely fashion and there are no outstanding defaults or violations with respect to same. No event has occurred, and no condition or circumstance exists, that could be expected to subject any of the Corporations to any material penalties or excise taxes under Section 406 of ERISA or Sections 4975, 4980D, 4980H, or 4980I of the Code or under any other provision of the Code, the Patient Protection and Affordable Care Act, as amended, or other applicable Law.

(d)	There are no Claims pending or, to the knowledge of the Sellers, threatened with respect to the Employee Plans (other than routine claims for benefits) and, to the knowledge of Sellers, no fact or event exists that would give rise to any such Claim. No Employee Plan or any related trust or other funding medium thereunder or any fiduciary thereof is, to the knowledge of the Sellers, the subject of an audit, investigation or examination by any Governmental Authority.

(e)	None of the Employee Plans is a defined benefit pension plan. No Employee Plan is, and neither the Corporations nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to or been required to contribute to, (i) a pension plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code or the Tax Act, (ii) a multiemployer plan (as defined in Section 3(37) or 4001(a)(3) of ERISA or the Tax Act) or (iii) a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which any Corporation could incur liability under Section 4063 or 4064 of ERISA.

(f)

The Sellers have delivered true, correct and complete copies of the text of all Employee Plans (or, where no text exists, a summary has been provided) and any related trust agreements, insurance contracts or other documents (including the original documents and all amendments, restatements or replacements since their establishment) governing those plans, all as amended to the date of this Agreement. Additionally, with respect to Employee Plans subject to ERISA, the Sellers have delivered (i) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required to be filed in connection with each Employee Plan, (ii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, (iii) all discrimination tests for each Employee Plan for the three most recent plan years, and (iv) the most recent United States Internal Revenue Service determination or opinion letter issued with respect to each Employee Plan, if applicable.

(g)	Except as set forth in Section 3.43(g) of the Disclosure Schedule, none of the Employee Plans: (i) provides for the payment of separation, severance, termination or similar-type benefits to any person; (ii) obligates any of the Corporations to pay separation, severance, termination or similar-type benefits solely or partially as a result of the transactions contemplated by this Agreement; or (iii) obligates any of the Corporations to make any payment or provide any benefit as a result of the transactions contemplated by this Agreement.

(h)	Each Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), satisfies the applicable requirements of Sections 409A(a)(2), (3) and (4) of the Code and the final Treasury Regulations promulgated thereunder, and has been operated since January 1, 2005, in good-faith compliance with Section 409A of the Code and guidance issued thereunder.

(i)	None of the Corporations is a party to any agreement, contract, arrangement or plan (including any Employee Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which any of the Corporations is a party or by which any of them is otherwise bound to compensate any person in respect of taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(j)	None of the Corporations has any express or implied commitment (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any Contract to provide compensation or benefits to any individual or (iii) to modify, change or terminate any Employee Plan, other than with respect to a modification, change or termination required by applicable Law.

3.44	Privacy Laws

The Business is being conducted in compliance, in all material respects, with all applicable Privacy Laws, including in connection with its collection, use and disclosure of Personal Information. The Corporations and, with respect to the Business, Superior Plus LP, have not received any written notice or complaint of any breach or violation by them of any such Privacy Laws.

3.45	Affiliate Interests and Transactions

Except as set forth on Section 3.45 of the Disclosure Schedule, and for the Ancillary Agreements and those Contracts that will be released, discharged or terminated prior to the Closing or as of the Closing, no Related Party of the Corporations: (i) owns, directly or indirectly, any equity or other financial or voting interest in any competitor, registrar, reseller, supplier, licensor, licensee, lessor, lessee, distributor, independent contractor or customer of the Corporations or the Business; (ii) owns, directly or indirectly, or has any interest in any property (real or personal, tangible or intangible) used at any time in or pertaining to the Business; or (iii) has any business dealings or a financial interest in any transaction with the Corporations involving any assets or property of the Business, other than (A) business dealings or transactions conducted in the Ordinary Course on arm’s length terms and (B) in such Related Party’s capacity as a director or officer of the Corporations. Ownership of securities that are registered under the Securities Exchange Act of 5% or less of any class of such securities shall not be deemed to be a financial interest for purposes of this Section 3.45.

3.46	No Brokers’ Fees, etc.

None of the Corporations has incurred any obligation or liability, contingent or otherwise, to any broker, finder or investment banker for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

3.47	Sole Representations and Warranties

EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE 3, THE CORPORATIONS ARE SOLD “AS IS, WHERE IS,” AND THE SELLERS EXPRESSLY DISCLAIM ANY REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE PURCHASED SHARES OR THE LIABILITIES, OPERATIONS, TITLE, CONDITION, VALUE OR QUALITY OF THE BUSINESS OR PROPERTIES OF THE CORPORATIONS OR THE PROSPECTS (FINANCIAL AND OTHERWISE), RISKS AND OTHER INCIDENTS OF OWNERSHIP OF THE CORPORATIONS, THE PROPERTIES OF THE CORPORATIONS AND THE BUSINESS OF THE CORPORATIONS. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, THE SELLERS FURTHER SPECIFICALLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES REGARDING THE ABSENCE OF ENVIRONMENTALLY HAZARDOUS SUBSTANCES OR ENVIRONMENTAL LIABILITY OR POTENTIAL ENVIRONMENTAL LIABILITY. NO MATERIAL OR INFORMATION PROVIDED BY OR COMMUNICATIONS MADE BY THE CORPORATIONS, THE SELLERS OR ANY BROKER OR INVESTMENT BANKER, INCLUDING INFORMATION PROVIDED DURING DUE DILIGENCE AND ANY ORAL, WRITTEN OR ELECTRONIC RESPONSE TO ANY INFORMATION REQUEST PROVIDED TO THE PURCHASER, WILL CAUSE OR CREATE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE PURCHASED SHARES OR THE LIABILITIES, OPERATIONS, TITLE, CONDITION, VALUE OR QUALITY OF THE PROPERTIES OR THE PROSPECTS (FINANCIAL AND OTHERWISE), RISKS AND OTHER INCIDENTS OF OWNERSHIP OF THE CORPORATIONS, THE PROPERTIES OF THE CORPORATIONS AND THE BUSINESS OF THE CORPORATIONS THAT IS NOT EXPRESSLY SET FORTH HEREIN. THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE 3 CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE SELLERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND ALL OTHER STATEMENTS, REPRESENTATIONS AND/OR WARRANTIES ARE EXPRESSLY DISCLAIMED.

Article 4 – Representations and Warranties of the Purchaser

The Purchaser represents and warrants as follows to the Sellers:

4.1	Organization and Limited Liability Company Power

The Purchaser is a limited liability company duly organized and existing under the laws of the State of Delaware and has the limited liability company power and authority to enter into and perform its obligations under this Agreement.

4.2	Authorization

The execution, delivery and performance by the Purchaser of this Agreement and each other Ancillary Agreement to which it will be a party:

(a)	has been duly authorized by all necessary corporate action on the part of the Purchaser; and

(b)	does not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of its constating documents, shareholders’ agreements, bylaws or resolutions of its board of directors or shareholders.

4.3	No Conflict with Authorizations, Laws, etc.

Except as set out in Section 4.3 of the Disclosure Schedule, the execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements to which it will be a party do not and will not:

(a)	conflict with or violate the organizational documents of the Purchaser;

(b)	result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by the Purchaser or necessary to the ownership and transfer of the Purchased Shares;

(c)	result in or require the creation of any Lien upon any of the Purchased Shares or any other property of the Purchaser;

(d)	result in a breach or a violation of, or conflict with, any judgment, judicial order or decree of any Governmental Authority applicable to the Purchaser or by which any of the properties or assets of the Purchaser is bound; or

(e)	result in a breach or a violation of, or conflict with, any Law applicable to the Purchaser.

4.4	Required Purchaser Authorizations

There is no requirement for the Purchaser to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Authority as a result of, or in connection with, or as a condition to the lawful completion of, the transactions contemplated by this Agreement and the Ancillary Agreements to which the Purchaser will be a party.

4.5	Required Purchaser Consents

There is no requirement for the Purchaser to make any filing with, give any notice to, or obtain any Consent of, any Person who is a party to a Contract binding on or affecting the Purchaser as a result of, or in connection with, or as a condition to the lawful completion of, the transactions contemplated by this Agreement and the Ancillary Agreements to which it will be a party.

4.6	Qualifications; Execution and Binding Obligation

(a)	The Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary corporate or limited partnership (as applicable) power and authority to own, lease and operate its properties and to carry on its business as now conducted.

(b)	This Agreement has been duly executed and delivered by the Purchaser and constitutes legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with its respective terms.

4.7	Investment Canada Act

The Purchaser is a “WTO Investor” within the meaning of the Investment Canada Act.

4.8	Financing

The Purchaser has provided to the Sellers true and complete copies of (a) the commitment letters, dated as of the date hereof (the Debt Financing Commitments), from Goldman Sachs Bank USA, Jefferies Finance LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, National Association, Royal Bank of Canada, RBC Capital Markets and Credit Suisse AG (the Lenders), pursuant to which the Lenders have collectively agreed, subject to the terms and conditions set forth in the Debt Financing Commitments, to lend the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses to be incurred by the Purchaser in connection therewith (the Debt Financing) and (b) the equity commitment letter, dated as of the date hereof, from Lone Star Fund IX (U.S.), L.P. (the Equity Financing Commitment and, together with the Debt Financing Commitments, the Financing Commitments), pursuant to which the Person investing thereunder has committed, subject to the terms and conditions set forth therein, to invest the amount set forth therein (the Equity Financing and, together with the Debt Financing, the Financing). As of the date of this Agreement, the Financing Commitments are in full force and effect and constitute valid, binding and enforceable obligations of the Purchaser and, to the knowledge of the Purchaser, the other parties thereto (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity). As of the date of this Agreement, none of the Financing Commitments has been amended or modified since copies thereof were delivered to the Sellers, no such amendment or modification is contemplated by Purchaser or, to the knowledge of Purchaser, the other parties thereto, and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded. As of the date of this Agreement, the Lenders have not notified Purchaser of any intention to terminate any of the Debt Financing Commitments. As of the date of this Agreement, there are no side letters or other agreements, arrangements, contracts or understandings (except for customary fee letters and engagement letters, true and complete (other than redacted fee information) copies of which have been provided to the Sellers) relating to the Financing other than as expressly set forth in the Financing Commitments. Purchaser has fully paid or shall pay when due any and all commitment and other fees in connection with the Financing Commitments. Except as otherwise set forth in or contemplated by the Financing Commitments and except for the payment of customary fees, there are no conditions precedent or other contingencies related to the funding of the amount of the Financing required to pay the Aggregate Purchase Price (and any repayment or refinancing of debt contemplated by this Agreement or the Financing Commitments) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, including all related fees and expenses, in each case that would allow the Lenders to refuse to fund the amount of the Financing required. As of the date of this Agreement, Purchaser is not in breach of any of the terms or conditions set forth in any of the Financing Commitments, and no event has occurred that, with or without notice, lapse of time or both, would constitute a breach of or default on the part of Purchaser or, to the knowledge of Purchaser, any other party, under any of the Financing Commitments, in each case that would allow the Lenders to refuse to fund the amount of the Financing required. As of the date of this Agreement, assuming the accuracy of the representations and warranties of the Sellers set forth in Article 3 and compliance by the Sellers with the covenants set forth herein, and subject to the satisfaction of the conditions contained in Section 7.1, Purchaser has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or that the Financing will not be made available to Purchaser on or prior to the Closing Date. Subject to the terms and conditions of the Financing Commitments and subject to the satisfaction of the conditions contained in Section 7.1, and assuming compliance by the Sellers with the covenants set forth in Sections 5.7, 5.8 and 5.19, upon funding of the Financing Commitments, Purchaser will have on the Closing Date funds sufficient to pay the Aggregate Purchase Price (and any repayment or refinancing of debt contemplated by this Agreement or the Financing Commitments) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, including all related fees and expenses. To the knowledge of Purchaser after reasonable inquiry of its applicable Related Parties, none of the proceeds of the Financing or any other funds to be paid to Sellers in connection with the Transactions will derive from, or constitute (directly or indirectly) the proceeds of, any violation of United States anti-money laundering laws.

4.9	Limited Guarantee

Concurrently with the execution of this Agreement, Purchaser has delivered to the Sellers the limited guarantee of Purchaser Parent, dated as of the date of this Agreement, in favor of the Sellers in respect of Purchaser’s obligation to pay the Purchaser Termination Fee and the other obligations set forth therein, up to the aggregate amount set forth therein (the Limited Guarantee). The Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of Purchaser Parent, enforceable against Purchaser Parent in accordance with its terms. There has not occurred any default under the Limited Guarantee by Purchaser Parent, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default thereunder by Purchaser Parent. An accurate and complete copy of the Limited Guarantee is attached hereto as Exhibit B.

4.10	Solvency

Immediately after giving effect to the transactions contemplated by this Agreement (including the Financing, as may be amended or replaced pursuant to Section 5.19 hereof), the payment of the Canadian Purchase Price and US Purchase Price, and the satisfaction or waiver of the conditions to the Purchaser’s obligation to consummate the purchase of the Purchased Shares and assuming that the representations and warranties by the Sellers herein are true and correct in all material respects: (i) the amount of the “fair saleable value” of the assets of the Corporations, taken as a whole, will exceed the sum of (A) the value of all “liabilities of the Corporations, taken as a whole, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with the applicable federal Laws governing determinations of the insolvency of debtors and (B) the amount that will be required to pay the probable liabilities of the Corporations, taken as a whole on their existing debts (including contingent and other liabilities) as such debts become absolute and mature; (ii) the Corporations will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged following the Closing Date; and (iii) the Corporations will be able to pay their respective liabilities, including contingent and other liabilities, as they mature.

4.11	Investment Intention

The Purchaser is acquiring the Construction Products Purchased Shares and the Midwest Purchased Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the U.S. Securities Act of 1933, as amended (the Securities Act)) thereof. The Purchaser understands that such Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser has sufficient knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of the transactions contemplated by this Agreement. Purchaser confirms that Sellers have made available to Purchaser and its Affiliates and representatives the opportunity to ask questions of the officers and management of Sellers in respect of the Business, as well as access to the documents, information and records of or with respect to the Corporations and the Business and to acquire additional information about the business and financial condition of the Corporations, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Business and the Corporations.

4.12	Availability of Purchaser Parent Funds

Purchaser Parent has, and will have at Closing, available funds sufficient to pay the Purchaser Termination Fee and any other amounts due pursuant to Section 8.2(c) in the event such amounts become due to Sellers by Purchaser in accordance with Article 8.

Article 5 – Covenants of the Parties

5.1	Access during Closing Period

(a)	Subject to compliance with applicable Laws and confidentiality obligations to which the Corporations or Sellers are bound, and without being obligated to provide any documents or information that are subject to attorney-client privilege, during the Closing Period the Sellers shall, and shall cause the Corporations to, give the Purchaser and its officers, employees and applicable representatives (including its accountants, legal advisers and other representatives) during normal business hours, reasonable access (including for inspection and copying, if applicable), upon reasonable notice during normal business hours and in accordance with reasonable procedures, to the personnel, premises, Books and Records, Corporate Records, Tax Returns, Contracts and other assets and properties of the Corporations and the Business. To the extent any of the foregoing does not exclusively relate to the Business, the Sellers shall be entitled to redact such portions that relate to any other business of the Sellers or any of their Affiliates.

(b)

The Purchaser agrees that any investigation undertaken pursuant to the access granted under this Section 5.1 shall be subject to the Confidentiality Agreement and shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business. None of the Purchaser or any of its Affiliates or representatives shall communicate with any of the employees of the Corporations without the prior written consent of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

(c)	Prior to the Closing, the Purchaser shall not be entitled to contact any customer, vendor, supplier, partner or consultant of the Corporations or the Business without the prior written consent of Sellers (which consent may be withheld in Sellers’ sole discretion); provided, however, that the written consent of Sellers shall not be required, and Purchaser shall be entitled to contact, by teleconference or in-person meeting, the customers, vendors, suppliers, partners or consultants of the Business set forth on Schedule 5.1(c); provided further, however, that such teleconference or meeting shall include a representative of the applicable Corporation identified by such Corporation and that an agenda or script for such discussion shall have been delivered to such Winroc representative at least 24 hours in advance of such discussion. For the avoidance of doubt, nothing in this Section 5.1(c) shall be deemed to prohibit the Purchaser and its Affiliates from continuing to contact their customers, vendors, suppliers, partners or consultants in the Ordinary Course; provided that such contact does not include discussions regarding this Agreement or the consummation of the transactions contemplated hereby.

(d)	Prior to the Closing, the Purchaser shall not perform any invasive or destructive environmental investigation of any kind relating to all or any portion of the Acquired Properties or any property relating thereto or located thereon (including, without limitation, the subsurface of any such property; any building, improvement, fixture, or structure located on such property; and any roof, mechanical, plumbing, HVAC system, engineering, structural and other similar matters relating to any such building, improvement, fixture or structure located on any such property), unless (i) the Purchaser requests, upon prior written notice to the Seller, the right to perform any such investigation or due diligence restricted by this Agreement, and such request notice contains sufficient information describing the nature and purpose of such investigation and due diligence to be undertaken and the identity of the persons and/or outside vendors and professionals performing such investigation and/or due diligence; (ii) the Purchaser has received the prior written consent of the applicable Sellers, which shall not be unreasonably withheld, conditioned or delayed; (iii) the Purchaser has obtained the prior written consent of any other Person who has the right to consent to any of the foregoing matters under any Lease, Material Contract or other agreement binding on the Sellers with respect to such investigation and due diligence; (iv) the Purchaser delivers certificates evidencing insurance reasonably requested by the Sellers in form, substance and amount satisfactory to the Sellers; and (v) the Purchaser executes and delivers such access and indemnity agreements and any other agreements that the Sellers reasonably request in connection with any such access, investigation and/or due diligence. For the avoidance of doubt, the foregoing shall not prohibit the completion of, nor shall any consent of the Sellers be required in connection with, customary “Phase I” environmental site assessments, so long as Purchaser has complied with the other requirements of this Section 5.1.

5.2	Access for Post-Closing Matters

(a)

As promptly as practicable after the Closing Date, the Sellers shall deliver, or cause to be delivered, to Purchaser all original agreements, documents, Books and Records and files stored on computer disks or tapes or any other storage medium in the possession of the

Sellers, in each case only to the extent relating to the Business and the operations of the Corporations. Purchaser agrees to hold, and cause the Corporations to hold, the Books and Records and Corporate Records of the Corporations or otherwise related to the Business, including all Tax Returns, schedules, work papers and all material records or other documents relating to Tax Matters of the Corporations for all prior taxable years or other taxable periods, and not to destroy or dispose of any of the same, for a period of seven years from the Closing Date, or such longer time as may be required by Law. Notwithstanding the foregoing, Sellers shall not be required to deliver or cause to be delivered to Purchaser any books or records of the Sellers that are not Books and Records.

(b)	After the Closing Date, subject to compliance with applicable Laws and confidentiality obligations to which the Corporations or Sellers are bound, and without being obligated to provide any documents or information that are subject to attorney-client privilege, the Purchaser shall, and shall cause its Affiliates and representatives to, provide the Sellers and their Affiliates and representatives with reasonable access during normal business hours, and upon reasonable advance notice, to the books and records of the Corporations with respect to periods or occurrences prior to the Closing Date as may be reasonably requested by the Sellers in connection with defending any Third Party Claim or Tax Assessment or preparation of any Tax Return for the purposes of complying with any Tax or regulatory requirements or governmental proceeding or request. For the avoidance of doubt, nothing set forth in this Section 5.2(b) shall limit the Sellers’ rights to discovery with respect any Claim in respect of the Business.

5.3	Personal Information

During the Closing Period, each Party shall comply with all applicable Privacy Laws in the course of collecting, using and disclosing Transaction Personal Information. During the Closing Period, the Purchaser shall not disclose, and shall use reasonable best efforts to prevent disclosure by others of, any Transaction Personal Information to any Person other than its representatives who are evaluating and advising on the transactions contemplated by this Agreement. If this Agreement is terminated prior to Closing, the Purchaser shall use commercially reasonable efforts to promptly deliver to the Sellers or destroy all Transaction Personal Information in its possession or in the possession of any of its representatives, including all copies, reproductions, summaries or extracts thereof.

5.4	Confidentiality

The Sellers and the Purchaser acknowledge that Superior Plus Parent and Lone Star Americas Acquisitions, LLC have signed a confidentiality agreement, dated as of January 14, 2016 (Confidentiality Agreement), and the Parties agree to comply with such agreement in accordance with its terms until the Closing, at which time such Confidentiality Agreement and the obligations of the Parties under this Section 5.4 shall terminate.

5.5	Termination of Related Party Agreements; Release of Indemnity Obligations

(a)	Prior to the Determination Time, the Sellers shall, and shall cause their Affiliates to:

(i)	terminate, cancel, retire, payoff or otherwise extinguish all Contracts (such Contracts, the Terminated Agreements) between any of the Corporations, on the one hand, and any Seller, any Affiliate of such Seller (other than the Corporations) and each Related Party of the foregoing, on the other hand, except for this Agreement and the Ancillary Agreements; and

(ii)	cancel, retire, payoff or otherwise extinguish (by way of capital contribution, cash settlement or as otherwise reasonably determined by the applicable Seller) all payables and receivables under the Terminated Agreements, and all other intercompany advances, accounts, payables and receivables between and of the Corporations, on the one hand, and any Seller, any Affiliate of such Seller (other than the Corporations) and each Related Party of the foregoing, on the other hand.

Each Party shall and shall cause its Affiliates to execute and deliver all termination and other appropriate documentation at or after the Closing as is reasonably requested by any other Party to fully effectuate and document the provisions of this Section 5.5(a).

(b)	Effective as of the Closing, each Seller does hereby, for itself and on behalf of the each other Seller, any Affiliate of any Seller (other than the Corporations) and each Related Party of the foregoing (each, a Seller Releasing Party), release and absolutely forever discharge the Corporations (each, a Seller Released Party) from and against all Seller Released Matters. Seller Released Matters means any and all claims, demands, proceedings, damages, debts, liabilities, obligations, costs, expenses (including attorneys’ and accountants’ fees and expenses), actions and causes of action of any nature whatsoever, whether now known or unknown, suspected or unsuspected, primary or secondary, direct or indirect, absolute or contingent, that any Seller Releasing Party now has, or at any time previously had, or shall or may have in the future, as an owner of any of the Corporations or any portion of the Purchased Shares, as a director, officer or employee, or as a counterparty to any Contract with any of the Corporations (including any Terminated Agreement), in each case arising with respect to any matter occurring at or prior to the Closing; provided, that Seller Released Matters shall not include (i) any right, interest, claim or benefit under or in connection with this Agreement or any Ancillary Agreement, (ii) any right of any Seller Releasing Party that is a natural person to be indemnified by any of the Corporations pursuant to the organizational or governance documents of any of the Corporations; and (iii) any right of any Seller Releasing Party that is a natural person to salary, bonus, expense reimbursement or other compensation, remuneration or benefit earned prior to or at the Closing. It is the intention of the Sellers in providing this release to the Seller Released Parties, and in giving and receiving the consideration called for in this Agreement, that this release shall be effective as a full and final accord and satisfaction and general release of and from all Seller Released Matters and the final resolution by the applicable Seller Releasing Party and the Seller Released Parties of all Seller Released Matters.

(c)

From and after the Closing Date, the Corporations, the Business and the assets and liabilities relating thereto shall cease to be insured by the insurance policies set forth in Section 3.38 of the Disclosure Schedule, and, except as provided in Section 5.5(d), neither Purchaser nor its Affiliates (including the Corporations after the Closing) shall have any access, right, title or interest to or in any such insurance policies (including claims, rights to make claims and rights to proceeds thereunder). From and after the Closing, the Sellers or their Affiliates may amend any of their respective insurance policies in any manner they deem appropriate to give effect to this Section 5.5(c). Except as provided in Section 5.5(d), from and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Business, the Corporations and the operations, assets and liabilities in respect thereof. Except as provided in Section 5.5(d), Purchaser further covenants and agrees not to assert or to exercise any rights or claims of, or in respect of, the Business, the Corporations or the operations, assets and liabilities in respect thereof, under or in respect of any past or current insurance policy under which any of the foregoing is a named insured.

(d)	Prior to the Closing Date, the Sellers shall use commercially reasonable efforts to notify their applicable insurers of any damage to or loss of a material asset of the Business (i) that occurs prior to the Closing Date, (ii) of which an officer of either Seller becomes aware prior to the Closing Date and (iii) that is covered by the insurance policies set forth in Section 3.38 of the Disclosure Schedule. Prior to the Closing Date, the Sellers shall purchase or maintain insurance coverage covering pre-Closing incurred but not reported losses of the Business for a period of not less than three years following the Closing Date in such amounts as the Sellers determine, in their reasonable discretion, to be commercially reasonable. From and after the Closing, if and to the extent the Sellers obtain any proceeds under such insurance policies in connection with any pre-Closing damage or loss of the Business, the Sellers shall pay over such proceeds, net of any increase in premiums and costs and expenses incurred in recovering such proceeds, to Purchaser, in which case Purchaser and its Affiliates shall be precluded from recovering Losses pursuant to Article 9 for the amount of such proceeds actually received by the Purchaser and its Affiliates.

5.6	Notification of Certain Matters

Each Party shall give prompt written notice to the other Parties of: (i) the occurrence or non-occurrence of any change, condition or event, the occurrence or non-occurrence of which would render any representation or warranty of such Party contained in this Agreement or any Ancillary Agreement, if made on or immediately following the date of such event, untrue or inaccurate; (ii) the occurrence of any change, condition or event that has had or is reasonably likely to have a Material Adverse Effect; (iii) any failure of such Party or any of its Affiliates to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any event or condition that would otherwise result in the nonfulfillment of any of the conditions to the other Parties’ obligations hereunder; (iv) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements; or (v) any action pending or, to the relevant Party’s knowledge, threatened against any Party relating to the transactions contemplated by this Agreement or the Ancillary Agreements. Notwithstanding anything to the contrary contained in this Agreement, a Party’s recovery for the other Party’s breach of this Section 5.6 pursuant to an indemnification claim made under Section 9.1(d) or 9.2 shall be subject to the limitations set forth in Sections 9.4 (b), (c), and (d).

5.7	Conduct of Business Prior to Closing - Positive Covenants

(a)	Prior to the Closing Date, Superior Plus LP shall, and shall cause the Newcos to, complete the Reorganization in accordance with Exhibit F and the Transfer Agreements.

(b)	Other than the Reorganization, during the Closing Period, the Sellers shall cause the Business to be conducted in the Ordinary Course.

(c)	Without limiting the generality of Section 5.7(b), the Sellers shall and shall cause the Corporations to:

(i)	use commercially reasonable efforts to (A) preserve intact the current business organization of the Corporations, (B) keep available the services of the Employees and any independent contractors providing services to the Corporations and (C) maintain good relations with suppliers, customers, landlords, employees, creditors and all other Persons having business relationships with the Corporations; and

(ii)	(A) retain possession and control of the properties and assets used by them in the Business, (B) keep and maintain, in all material respects, their assets and properties in good repair and normal operating condition, excluding ordinary wear and tear, (C) maintain insurance coverage commensurate with existing coverage and (D) preserve the confidentiality of any confidential or proprietary information of the Business or the Corporations.

5.8	Conduct of Business Prior to Closing - Negative Covenants

Unless otherwise required or contemplated by this Agreement or set forth in Section 5.8 of the Disclosure Schedule, prior to the Closing, the Sellers shall, and shall cause the Corporations to, ensure that, unless the Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), none of the Corporations or, with respect to the Business, the Sellers, shall, directly or indirectly:

(a)	amend the articles or bylaws or equivalent organizational document adopted or filed in connection with the creation, formation or organization of the Corporations;

(b)	directly or indirectly, declare, set aside for payment or pay any non-cash dividend or make any other payment or distribution on or in respect of any of the Corporations’ shares or other equity or ownership interests;

(c)	(i) reclassify, combine, split, subdivide, issue or sell any shares or other securities, (ii) issue, sell or grant any option, warrant or right to purchase any of their shares or other securities or issues any security convertible into their shares, (iii) grant any registration rights, (iv) redeem, purchase, retire or otherwise acquire, directly or indirectly, any of their shares, or (v) otherwise make any change to the authorized or issued share capital of the Corporations;

(d)	dispose of any material assets of the Business, except sales of assets in the Ordinary Course;

(e)	make any material change in accounting principles, policies, practices or methods, except as required by Law;

(f)	mortgage, pledge, grant a security interest in or otherwise create a Lien on any of the material assets of the Business, except (i) in the Ordinary Course, and (ii) Permitted Encumbrances;

(g)	other than in the Ordinary Course, (i) enter into any Contract that would constitute a Material Contract had it been entered into prior to the date of this Agreement, or (ii) terminate, cancel, modify, amend in any material respect, or consent to the termination of any Material Contract, or take any action which would entitle any party to any Material Contract to terminate, cancel, modify or amend in any material respect any Material Contract;

(h)	other than in the Ordinary Course, (i) enter into any new lease, agreement to lease, sublease, license agreement or occupancy or other agreement under which a Corporation has a right to use or occupy any real property, in any case that would be material to the Business, (ii) terminate, cancel, modify, amend in any material respect or consent to the termination of any existing Material Lease, (iii) take any action which results in an “event of default” (after notice and opportunity to cure) under any Material Lease and which allows the lessor under such Material Lease to terminate such Material Lease, or (iv) fail to exercise any rights of renewal with respect to any Leased Property that by its terms would otherwise expire;

(i)	cancel or waive any debt, claim or other right with a value to a Corporation in excess of US $500,000 or (ii) incur any Indebtedness for borrowed money in an amount exceeding US $1,000,000 in the aggregate, or (iii) make any loans or advances, or otherwise become responsible for, the obligations of any Person, except in the Ordinary Course;

(j)	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Corporations, or otherwise alter the Corporations’ corporate structure, except as contemplated by the Reorganization;

(k)	(i) hire any employee whose annual compensation is or is expected to exceed US $100,000, (ii) increase the compensation payable or to become payable or the benefits provided to any Employee, except for ordinary course merit and cost-of-living increases in salaries or wages of non-officer Employees who receive less than US $75,000 in total annual cash compensation and except pursuant to Employee Material Contracts or Employee Plans as required by their respective terms in effect on the date of this Agreement, (iii) grant any severance or termination payment to, or loan or advance any amount to, any officer, director, Employee or consultant, except pursuant to Employee Material Contracts or Employee Plans as required by their respective terms in effect on the date of this Agreement, or (iv) unless otherwise required by Law, establish, adopt, enter into or amend any employee benefit plan, program or arrangement, including any Employee Material Contract or Employee Plan;

(l)	enter into or amend any labor or collective bargaining agreement;

(m)	purchase or otherwise acquire any controlling interest in any securities of any other Person or any material amount of assets, or enter into any non-binding letter of intent, joint venture, strategic alliance, exclusive dealing or similar contract or arrangement with respect to such a purchase or acquisition;

(n)	make any capital expenditure or authorize any capital expenditure or make any commitment for the purchase, construction or improvement of any capital assets except in the Ordinary Course, and in any event in excess of US $1,000,000 individually or US $2,500,000 in the aggregate;

(o)	pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the Ordinary Course, of liabilities reflected or reserved against on the Balance Sheet or subsequently incurred in the Ordinary Course;

(p)	accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand, except in each case in the Ordinary Course;

(q)	cancel, compromise, waive or release any material right or claim other than in the Ordinary Course;

(r)	permit the lapse of any existing policy of insurance relating to the Business;

(s)	enter into any Contract with any Related Party of the Sellers or the Corporations;

(t)	commence or settle any Claim, except for any such Claim that will not result in any ongoing liability of the Corporations after the Closing;

(u)	make, revoke or modify any material Tax election, settle or compromise any material Tax liability or file any income or other material Tax Return other than on a basis consistent with past practice; or

(v)	enter into any formal or informal agreement to do anything prohibited by this Section 5.8.

5.9	Actions to Satisfy Closing Conditions

Each of the Sellers and the Purchaser shall use all commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the satisfaction at the earliest possible date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. The Parties shall execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

5.10	Employees

(a)

The Purchaser agrees that immediately following the Closing Date, Purchaser shall or shall cause the Corporations to continue the employment of each Employee and for a period of one year immediately following the Closing Date (or, in case of earlier termination of employment, through the date of the applicable Employee’s termination) cause to be provided to each Employee who remains employed by the Corporations immediately following the Closing Date, base compensation and annual cash bonus opportunities (expressed as a percentage of base compensation) that are substantially comparable in the aggregate to the base compensation, and annual cash bonus opportunities (expressed as a percentage of base compensation) that were provided to such Employees immediately prior to the Closing Date. In addition, until the first anniversary of the Closing Date (or, if earlier, through the date of the applicable Employee’s termination of employment), Purchaser shall, or shall cause the Corporations to, continue to provide each Employee who remains employed by the Corporations immediately following the Closing Date with employees benefits (excluding long-term incentives and transaction bonuses) that are at least substantially comparable in the aggregate to (i) the employee benefits (excluding long-term incentives and transaction bonuses) that were provided to the Employee immediately prior to the Closing, or (ii) (A) for such continuing United States Employees, the employee benefits that are then provided to similarly situated employees of the Purchaser and its Affiliates and (B) for such continuing Canadian Employees, the employee benefits that were provided to such Employees immediately prior to the Closing with, effective January 1, 2017, any changes thereto that are consistent with the past practice of the Business in its annual benefit selection process. For purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual) under any Purchaser employee benefit plan (other than a defined benefit plan) and to the extent permitted by applicable Law, the Purchaser shall provide that the continuing Employees shall receive service credit under each Purchaser employee benefit plan (other than a defined benefit plan) for their period of service with the Corporations and predecessors prior to the Closing Date, except where doing so would cause a duplication of benefits or a violation of applicable Law. The Purchaser shall use reasonable best efforts to waive all limitations as to pre-existing conditions exclusions (or actively at work or similar limitations), evidence of insurability requirements and waiting or qualifying periods with respect to participation and coverage requirements applicable to the Employees under any medical, dental, vision and other health related plans of the Purchaser that such Employees may be eligible to participate in after the Closing Date. To the extent permitted by applicable Law and the terms of the applicable Purchaser employee plan, the Purchaser shall also provide Employees and their eligible dependents with credit for any co-payments, deductibles and offsets (or similar payments) made under the Employee Plan for the year in which the Closing occurs under the Purchaser’s medical, dental, vision and other health related plans for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Purchaser employee benefit plan in the year in which the Closing occurs. Any vacation or paid time off accrued but unused by an Employee as of immediately prior to the Closing Date shall be credited to such Employee following the Closing Date (Carry Over Vacation). All future vacation accruals shall be subject to the terms of the Purchaser’s vacation policies, taking into account the balance of any Carry Over Vacation; provided that no Carry Over Vacation shall be subject to forfeiture. The Employees are not third-party beneficiaries of the provisions of this Section 5.10, and nothing herein expressed or implied will give or be construed to give any Employee any legal or equitable rights hereunder nor shall anything herein interfere with the right of the Purchaser or any of its affiliates to terminate the employment of any Employee at any time, with or without cause, provided such termination is in accordance with the requirements of applicable Law.

(b)	For a period of one year immediately following the Closing Date, any Employee who remains employed by the Corporations immediately following the Closing Date and is thereafter terminated by the Corporations without cause, shall be entitled to a payment by the applicable Corporation equal to the greater of: (i) the severance entitlements consistent with past practice of the Business as further set forth in Section 5.10 of the Disclosure Schedule; and (ii) the severance entitlements of the Purchaser.

5.11	Transfer of the Purchased Shares

The Sellers shall take all necessary steps and corporate proceedings to permit legal title to the Purchased Shares to be duly and validly transferred and assigned to the Purchaser at the Closing, free of all Liens.

5.12	Request for Consents; Notices

(a)	The Sellers shall use commercially reasonable efforts, and Purchaser shall reasonably assist the Sellers in such efforts, to (i) obtain, as promptly as practicable after the date hereof and prior to Closing, all Authorizations and Consents required to be obtained by Sellers or their Affiliates in connection with this Agreement and the transactions contemplated hereby, including the Reorganization and including those Authorizations and Consents set forth in Sections 3.5 and 3.6 of the Disclosure Schedule and (ii) provide, as promptly as practicable after the date hereof and prior to Closing, all required notices set forth in Sections 3.6 of the Disclosure Schedule.

(b)	Subject to Section 5.13(d), each Party shall reasonably cooperate and assist the other Parties in obtaining such Authorizations and Consents; provided, however, that Purchaser shall have no obligation to give any guarantee or other consideration of any nature in connection therewith or consent to any change in the terms of any agreement or arrangement that Purchaser in its sole discretion may deem adverse to the interests of Purchaser or the Corporations.

(c)	The Sellers and the Purchaser agree that, in the event that any Consent or Authorization set forth in Sections 3.5 or 3.6 of the Disclosure Schedule is not obtained prior to the Closing, the Sellers and the Purchaser will, subsequent to the Closing, cooperate with each other in attempting to obtain such Consent or Authorization as promptly thereafter as practicable.

(d)	From time to time after the Closing, and for no further consideration, each of the Parties shall execute, acknowledge and deliver such assignments, transfers, consents, assumptions and other documents and instruments and take such other actions as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

5.13	Filings and Authorizations

(a)	Each of the Sellers and the Purchaser, as soon as practicable after the execution of this Agreement, shall:

(i)	make, or cause to be made, all such filings and submissions under all applicable Laws (including, as applicable, the Competition Act, the HSR Act and other antitrust or competition Laws), as may be required to complete the purchase and sale of the Purchased Shares in accordance with the terms of this Agreement and the other transactions contemplated by this Agreement; and

(ii)	(A) use reasonable best efforts to obtain, or cause to be obtained, all Authorizations and Consents required under the Competition Act, the HSR Act or other antitrust or competition Laws and (B) use commercially reasonable efforts to obtain all other Authorizations and Consents necessary or advisable in order to complete the transfer of the Purchased Shares and the other transactions contemplated by this Agreement.

Subject to compliance at all times with applicable Law and the other provisions of this Agreement (including Section 5.1), the Sellers and the Purchaser shall coordinate and cooperate with each other in exchanging information and supplying such assistance as is reasonably requested in connection with the foregoing, including providing each Party with all notices and information supplied to or filed with or received from any Governmental Authority (except for notices and information which the Sellers or the Purchaser, in each case acting reasonably, considers highly confidential or competitively sensitive and which may be supplied or filed on a confidential basis, in which case the disclosing party may restrict the provision of such competitively sensitive and confidential information to external legal counsel of the receiving party and any agents or retained consultants of such counsel, provided that the disclosing party also provides the receiving party a redacted version of any associated information that is supplied or filed which does not contain any such competitively sensitive or confidential information). In furtherance and not in limitation of the foregoing, the Sellers shall permit the Purchaser to control the defense and settlement of any claim, suit or cause of action relating to the regulatory approvals in this Section 5.13; provided, however, that no Party shall settle or compromise any claim, suit or cause of action relating to the regulatory approvals in this Section 5.13 without the other Party’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(b)	Without limiting the generality of the foregoing, each of the Sellers and the Purchaser shall:

(i)	use reasonable best efforts to comply, at the earliest practicable date and after consultation with the other Party, with any request for additional information or documentary material received by it from the Commissioner, the U.S. Federal Trade Commission or U.S. Department of Justice’s Antitrust Division under the Competition Act and the HSR Act or any other antitrust or competition Governmental Authority, as applicable;

(ii)	cooperate with one another in connection with any filings or other submission aimed at resolving any investigation or other inquiry concerning the transactions contemplated in this Agreement initiated by the Commissioner, the U.S. Federal Trade Commission or U.S. Department of Justice’s Antitrust Division under the Competition Act and the HSR Act or any other antitrust or competition Governmental Authority, including subject to Section 5.13(a), providing each other with copies of any notifications, filings, applications and other submissions in draft form so that the other Party can confirm that information contained within is accurate; and

(iii)	use reasonable best efforts to cause any applicable waiting periods under the HSR Act, Competition Act or any other applicable antitrust or competition Law to terminate or expire at the earliest possible date and to obtain the Competition Act Approval, the HSR Approval, and any other necessary approvals of the transactions contemplated in this Agreement.

(c)	Notwithstanding any other term or provision of this Agreement, the Purchaser on the one hand, and the Sellers, on the other hand, shall each be responsible for and pay 50% of any and all filing fees under the Competition Act, the HSR Act, and any other applicable antitrust or competition law.

(d)

Notwithstanding anything herein to the contrary, the Purchaser shall not be required by this Section 5.13 to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would: (A) limit the Purchaser’s freedom of action with respect to, or its ability to consolidate and control, the Corporations or any of their assets or businesses or any of the Purchaser’s or its Affiliates’ other assets or businesses; (B) limit the Purchaser’s ability to acquire or hold, or exercise full rights of ownership with respect to, the Purchased Shares or the Business; or

(C) require the Purchaser to bring any claim, suit or cause of action relating to the regulatory approvals in this Section 5.13 or the transactions contemplated hereby, in each case that would reasonably be expected to result in a loss by Purchaser and its Affiliates of a material benefit arising from or relating to the transactions contemplated by this Agreement; provided that responding to inquiries or requests for information made by any Governmental Authority shall not be considered an action that would reasonably be expected to result in such loss.

5.14	Change and Use of Name and Internet Address

(a)	At any time prior to the Closing Date the Sellers may change the name of the Corporations to names approved by the Purchaser that do not include the words “Superior Plus” or any part thereof or any confusingly similar words. From and after 90 days after the Closing Date, neither the Purchaser nor the Corporations may use the words “Superior Plus” or any part thereof or any similar words in connection with the Corporations, the Business or otherwise.

(b)	The Purchaser has no proprietary interest in the internet, email or other electronic addresses or sites currently used by the Corporations and the Employees that use the Sellers’ names or the name “Superior Plus” (the Seller IP) and shall cause the Corporations to cease use of the Seller IP no later than 90 days after the Closing Date.

5.15	Non-Solicitation and Non-Compete

(a)	The Sellers shall not, and shall cause their Affiliates not to, directly or indirectly through any Person or contractual arrangement:

(i)	at any time prior to the fifth anniversary of the Closing Date, (A) engage in any business that competes with the Business within the United States or Canada, or (B) perform management, executive or supervisory functions with respect to, or own, operate, join, control, render financial assistance to, receive any economic benefit from, exert any influence upon, participate in, render services or advice to, any business or Person that competes in whole or in part with the Business within the United States or Canada; provided, however, that for purposes of this Section 5.15, ownership of securities having no more than five percent of the outstanding voting power of any competitor listed on any national securities exchange shall not be deemed to be a violation of this Section 5.15 as long as the person owning such securities has no other connection or relationship with such competitor; or

(ii)	at any time prior to the second anniversary of the Closing Date, solicit or recruit for employment or other provision of services or hire as an employee, consultant or independent contractor any person who at the time of such attempted solicitation, recruitment or hiring is, or has been within the previous six months, a Company Group Employee; provided, that the foregoing shall not prohibit (A) a general solicitation of general advertising or similar methods of solicitation by search firms not specifically directed at Company Group Employees or (B) the solicitation, recruitment, or hiring of any individual whom the Purchaser or the Corporations has previously voluntarily terminated from employment and who is not then a Company Group Employee.

(b)	Notwithstanding the foregoing, nothing in this Section 5.15 shall prohibit any Seller or any of its Affiliates from:

(i)	acquiring (or entering into an agreement to acquire) and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a business that is competitive with the Business, provided that: (A) the competitive activities generated less than 10% of such Person’s consolidated annual revenues in the last completed fiscal year of such Person immediately preceding the year in which such acquisition takes place; (B) such Seller enters, within six months after the consummation of such acquisition, into a definitive agreement to cause the divestiture of all or substantially all of the competitive activities of such Person such that the restrictions set forth in this Section 5.15 would not operate to restrict such ownership; (C) such Seller completes such disposition within one year of the date of such definitive agreement; provided, that if such divestiture has not been consummated due to any applicable waiting period (including extension thereof) under any antitrust Laws or under any other applicable Law not having expired or been terminated, then such one year period to consummate the divestiture will automatically be extended until the date that is one week following the expiration or termination of such waiting period; and (D) between the date of such acquisition and subsequent disposition, such Seller and its Affiliates do not increase the engagement in such competitive activities, including through the contribution of capital or commitment of other resources; and

(ii)	participating in any joint venture or partnership with any Person that engages in the any competitive business separate from such joint venture or partnership, provided, that the activities of such joint venture or partnership, or of such Seller in respect thereof, do not include or involve the competitive activities.

Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.15 shall apply to any Person who acquires, directly or indirectly (whether by merger, business combination, acquisition of securities, tender offer or exchange offer or otherwise) control of any Seller or any of its Affiliates, or merges or combines with any Seller, or any of such Person’s Affiliates, in each case, other than the legacy businesses of such Seller or any Affiliate of such Seller before giving effect to such change of control, merger or combination.

(c)	The Sellers acknowledge that the covenants of the Sellers set forth in this Section 5.15 are an essential element of this Agreement and that any breach by the Sellers of any provision of this Section 5.15 will result in irreparable injury to the Purchaser. The Sellers acknowledge that in the event of such a breach, in addition to all other remedies available at law, the Purchaser shall be entitled to equitable relief, including injunctive relief, and an equitable accounting of all earnings, profits or other benefits arising therefrom, as well as such other damages as may be appropriate. The Sellers have independently consulted with their counsel and after such consultation agree that the covenants set forth in this Section 5.15 are reasonable and proper to protect the legitimate interest of the Purchaser.

(d)

If a court of competent jurisdiction determines that the character, duration or geographical scope of the provisions of this Section 5.15 are unreasonable, it is the intention and the agreement of the Parties that these provisions shall be construed by a court in such a manner as to impose only those restrictions on the Sellers’ conduct that are reasonable in light of the circumstances and as are necessary to assure to the Purchaser the benefits of this Agreement. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants of this Section 5.15 because taken together they are more extensive than necessary to assure to the Purchaser the intended benefits of this Agreement, it is expressly understood and agreed by the Parties that the provisions hereof that, if eliminated, would permit the remaining separate provisions to be enforced in such proceeding, shall be deemed eliminated, for the purposes of such proceeding, from this Agreement.

(e)	At the request of Superior Plus LP, the Purchaser agrees to make the joint election under Section 56.4 of the Tax Act with respect to the foregoing non-solicitation and non-compete obligations.

5.16	Exclusivity

The Sellers agree that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, the Sellers shall not, and shall take all action necessary to ensure that none of the Corporations or any of their respective Affiliates or representatives shall, directly or indirectly:

(a)	solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (that is not an Affiliate of any Seller or Corporation) (i) relating to any direct or indirect acquisition or purchase of all or more than 10% of the capital stock or other equity or ownership interest of the Corporations or material assets of the Business, other than inventory to be sold in the Ordinary Course, (ii) to enter into any merger, consolidation or other business combination relating to the Corporations or the Business other than with respect to the Reorganization or (iii) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Corporations, other than with respect to the Reorganization; or

(b)	participate in any negotiations or other business communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. The Sellers immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing.

The Sellers shall not, and shall cause the Corporations not to, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Sellers or the Corporations are a party, without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

5.17	Confidential Information

For a period of five years following the Closing Date, the Sellers shall not, and shall cause their Affiliates and their respective representatives not to, use for its or their own benefit or divulge or convey to any third party, any Confidential Information; provided, however, that the Sellers or their Affiliates may furnish such portion (and only such portion) of the Confidential Information as such Seller or its Affiliate reasonably determines it is legally obligated to disclose, if: (i) to the extent not inconsistent with applicable Law or request of the applicable Governmental Authority, it affords the Purchaser the opportunity to consult on the advisability of taking steps available under applicable Law to resist or narrow such request; and (ii) it exercises commercially reasonable efforts to afford the Purchaser, at the Purchaser’s sole cost and expense, the opportunity to obtain an order or other reliable assurance that confidential treatment will be accorded to the disclosed Confidential Information. For purposes of this Agreement, Confidential Information consists of all non-public information and data relating to the Corporations or the transactions contemplated hereby (other than data or information that is or becomes available to the public other than as a result of a breach of this Section 5.17). Effective as of the Closing, the Sellers shall assign to the Purchaser all of their rights, title and interest in and to any confidentiality agreements entered into by the Sellers or their Affiliates or respective representatives and each Person (other than the Purchaser and its Affiliates and representatives) who entered into any such agreement or to whom Confidential Information was provided in connection with a business combination specifically limited to all or a portion of the Business, in each case to the extent such rights, title and interest are assignable without the consent of the applicable counterparty.

5.18	Termination of Indebtedness and Transaction Expenses

(a)	The Sellers shall negotiate and obtain Debt Payoff Letters for all Funded Indebtedness prior to the Closing. The Sellers shall, and shall cause the Corporations to, use reasonable best efforts to deliver all notices and take all other actions reasonably requested by the Purchaser to facilitate the termination of all Contracts relating to Funded Indebtedness and all interest rate swap or other hedging agreements, the termination of the commitments provided thereunder, the repayment in full of all obligations then outstanding thereunder and the release of all Liens in connection therewith on or prior to the Closing Date; provided, however, that in no event shall this Section 5.18 require any of the Sellers or the Corporations to cause the termination of any Contracts relating to Funded Indebtedness or any interest rate swap or other hedging agreements other than as part of the Closing.

(b)	Prior to the Closing Date, the Sellers shall use commercially reasonable efforts to deliver to the Purchaser prior to the Closing Date an itemized list of all Transaction Expenses expected to be outstanding as of the Closing Date, including the identity of each payee, dollar amounts owed, wire instructions and any other information reasonably necessary to effect the final payment in full thereof.

5.19	Financing

(a)	Obligations of the Purchaser.

(i)

The Purchaser shall use its reasonable best efforts to consummate and obtain the Debt Financing on the terms and conditions described in the Debt Financing Commitments, including using reasonable best efforts to (A) maintain in effect the Financing Commitments, subject to the right to amend or otherwise modify or waive rights under the same as permitted hereby, (B) negotiate definitive agreements with respect thereto on the terms and conditions contained in the Debt Financing Commitments and (C) satisfy on a timely basis all conditions applicable to Purchaser in the Debt Financing Commitments that are within its control (or obtain the waiver of conditions applicable to the Purchaser contained in the Debt Financing Commitments). If all conditions to the Financing Commitments have been satisfied, the Purchaser shall use its reasonable best efforts to cause the Lenders and the Person providing the Equity Financing to fund on the Closing Date the Financing to consummate the transactions contemplated by this Agreement on the terms contemplated by this Agreement. For the avoidance of doubt, the syndication of the Debt Financing to the extent permitted by the Debt Financing Commitments shall not be deemed to violate the Purchaser’s obligations under this Agreement; provided, however, that the Initial Lenders (as defined in the Debt Financing Commitments) shall retain exclusive control over all rights and obligations with respect to their respective commitments in respect of the Debt Financing until the initial funding of the Debt Financing has occurred.

(ii)	Purchaser shall notify the Sellers, as promptly as practicable, of (i) any termination of any of the Financing Commitments, (ii) the receipt of any written notice or other written communication (other than negotiations of the definitive agreements with respect to the Financing) from any Financing Source with respect to any actual default, breach, termination or repudiation of any Financing Commitment or any definitive agreement relating to the Financing, in each case by any party thereto; and (iii) if for any reason Purchaser believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms contemplated by the Financing Commitments or the definitive agreements relating to the Financing, as the case may be.

(iii)	The Purchaser shall have the right from time to time to (A) amend, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Financing Commitments, (B) substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative Financing Sources and/or (C) reduce the amount of Debt Financing under the Debt Financing Commitments in its reasonable discretion; provided, that the Purchaser shall not agree to or permit any amendments, replacements, supplements or modifications to, or grant any waivers of, any condition or other provision under the Financing Commitments or the definitive agreements relating to the Financing without the prior written consent of Superior Plus LP (such consent not to be unreasonably withheld, conditioned or delayed), if such amendments, replacements, supplements, modifications or waivers would (w) with respect to the Financing Commitments, reduce (or could have the effect of reducing) the aggregate amount of the Financing to an amount committed below the amount that, together with other immediately available financial resources of the Purchaser, including amounts available pursuant to any corresponding increase in the Equity Financing Commitments and cash and cash equivalents of the Purchaser and the Corporations, would be required to consummate the transactions contemplated by this Agreement, (x) impose new or additional conditions or otherwise expand upon, amend or modify any of the conditions precedent to the Debt Financing in any respect that would make such conditions less likely to be satisfied by the Closing Date or (y) otherwise be reasonably likely to (prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement. The Purchaser shall promptly deliver to the Sellers true and complete copies of any such amendment, modification or waiver.

(iv)

If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments, the Purchaser shall promptly use its commercially reasonable efforts to arrange and obtain alternative financing from alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement upon terms and conditions that, taken as a whole, are at least as favorable to Purchaser (as determined in the reasonable judgment of the Purchaser) as the terms and conditions set forth in the Debt Financing Commitments. The Purchaser shall promptly deliver to the Sellers true and complete copies of all Contracts or other arrangements relating to such alternate financing, and Purchaser shall keep the Sellers informed on a timely basis in reasonable detail of the status of such alternate financing and any material developments relating thereto.

(v)	The Purchaser shall, and shall cause its Affiliates to, cause the Equity Financing to be funded in the event that the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing.

(vi)	All non-public or otherwise confidential information regarding the Corporations obtained by the Purchaser or its Affiliates or representatives pursuant to clause (ii) above shall be kept confidential in accordance with the Confidentiality Agreement.

(vii)

In the event that on the final day of the Marketing Period (A) all or any portion of the Debt Financing structured as high-yield financing has not been consummated, (B) all closing conditions contained in Section 7.1 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) and (C) the Bridge Facility (as defined in the Debt Financing Commitment) (or alternative bridge financing obtained in accordance with the preceding sentence) is available on the terms and conditions described in the Debt Financing Commitments (or replacements thereof as contemplated by the preceding paragraph), then the Purchaser shall borrow under and use the proceeds of the Bridge Facility (or such alternative bridge financing) to replace such affected portion of the high-yield financing no later than the last day of the Marketing Period. For purposes of this Agreement, Marketing Period shall mean the first period of 20 consecutive Business Days after the date hereof throughout which (x) the Purchaser and its Financing Sources shall have the Required Information (as defined below) and during which period such information shall remain compliant at all times with provisions of Regulation S-X and Regulation S-K under the Securities Act applicable to a registered offering under the Securities Act and (y) the conditions set forth in Section 7.1 shall be satisfied (other than those conditions that by their nature are to be satisfied at the Closing), and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20-Business Day period; provided, that (1) the Marketing Period must occur entirely during the period (I) from and including July 11, 2016 through and including August 19, 2016, (II) from and including September 7, 2016 through and including October 28, 2016; (III) from and including October 31, 2016 through and including December 16, 2016 (with a customary pause, but not a restart, for the Thanksgiving holiday weekend) or (IV) from and including January 5, 2017 through and including March 31, 2017; provided, however, that if the expiration date of the Debt Financing Commitments is extended to a date later than October 28, 2016, the restart of the Marketing Period contemplated by clauses (II) and (III) above shall be postponed correspondingly to match such extension; (2) the Marketing Period shall not be deemed to have commenced if (X) prior to the completion of the Marketing Period, Deloitte LLP shall have withdrawn its audit opinion with respect to any of the financial statements delivered pursuant to this Agreement in respect of which Deloitte LLP has delivered an audit opinion or (Y) the financial statements included in the Required Information that are available to Purchaser on the first day of any such 20-Business Day period would not be sufficiently current on any day during such period to permit (I) a registration statement using such financial statements to be declared effective by the SEC on the last day of such period and (II) the Financing Sources to receive customary “comfort” (including “negative assurance” comfort) from independent accountants with respect to such financial statements, in which case the Marketing Period shall thereafter commence at such time as Deloitte LLP has reissued its opinion and such financial statements shall once again be sufficiently current to permit the events described in subsections (2)(Y)(I) and (2)(Y)(II) of this paragraph; and (3) the Marketing Period shall end on any earlier date on which the Debt Financing, including the high-yield financing (other than any portion of the Debt Financing that constituted Senior Secured Bridge Loans (as defined in the Debt Financing Commitment) with respect to such high-yield financing), is consummated. If, at any time, the Sellers reasonably believe that all Required Information has been made available to Purchaser and the Marketing Period shall commence, then the Sellers may deliver to Purchaser written notice to that effect, in which case the Marketing Period will be deemed to have begun on the date such notice has been delivered to Purchaser, unless Purchaser delivers written notice to the Sellers within three Business Days after delivery of Sellers’ notice stating in reasonable detail which items of the Required Information have not been made available to it, in which case the Marketing Period shall commence as of the date such missing information is provided to Purchaser.

(viii)	Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.19(a) or elsewhere in this Agreement shall require, and in no event shall the “reasonable best efforts” of the Purchaser be deemed or construed to require, the Purchaser to seek the Equity Financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Financing Commitment.

(ix)	For purposes of this Agreement, references to “Financing” shall include the financing contemplated by the Financing Commitments as permitted to be amended, modified, replaced, supplemented or substituted by this Section 5.19(a) and references to “Financing Commitments” or “Debt Financing Commitments” shall include such documents as permitted to be amended, modified, replaced, supplemented or substituted by this Section 5.19(a).

(b)	Obligations of the Sellers.

(i)

Each of the Sellers shall, and shall cause the Corporations, and its and their respective representatives, including legal, tax, regulatory and accounting, to, provide cooperation to the Purchaser as may be reasonably requested by the Purchaser and/or the Financing Sources that is necessary, proper or advisable in connection with the Financing and the transactions contemplated by this Agreement, in each case at the Purchaser’s sole cost and expense; provided, however, that nothing in this Agreement shall require such cooperation to the extent it would, in the Sellers’ reasonable judgment, interfere unreasonably with the business or operations of the Corporations; and provided, further, that notwithstanding anything in this Agreement to the contrary, neither the Sellers nor any of the Corporations shall (x) be required to pay any commitment or other similar fee, (y) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing prior to the Closing Date or (z) be required to incur any other liability in connection with the Financing that will not be reimbursed by the Purchaser. The Purchaser shall, promptly upon written request by the Sellers, reimburse the Sellers for all reasonable and documented out-of-pocket costs to the extent such costs are incurred by the Sellers or the Corporations in connection with such cooperation provided by the Sellers or the Corporations pursuant to the terms of this Section 5.19(b), and Purchaser shall indemnify and hold harmless the Sellers and the Corporations and their respective representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith, except in the event such Losses arose out of or resulted from the bad faith, gross negligence or willful misconduct of the Sellers, any of the Corporations or any of their respective representatives. Subject to the foregoing:

(A)	the Sellers shall participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing and the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel of the Sellers and other members of senior management and representatives of the Sellers), presentations, road shows, due diligence and drafting sessions and sessions with prospective Financing Sources, investors and rating agencies, and cooperate with the marketing efforts of the Purchaser and its Financing Sources, in each case in connection with all or any portion of the Financing;

(B)	the Sellers shall reasonably cooperate with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, business projections, lender and investor presentations and similar documents required in connection with the Financing, including execution and delivery of customary representation letters in connection with bank information memoranda;

(C)

the Sellers shall, as soon as reasonably practicable, furnish the Purchaser and the Financing Sources with financial and other pertinent information regarding each Corporation as may be reasonably requested by the Purchaser, including (1) the Audited Financial Statements and such other financial statements, financial data, audit reports and other information of the type and form customarily included in offering documents used in Rule 144A “for life” private placements pursuant to Rule 144A under the Securities Act (including, to the extent applicable with respect to such financial statements, the report of the Sellers’ auditors thereon and related management discussion and analysis of financial condition and results of operations, in each case with customary exceptions for a Rule 144A “for life” offering) to consummate the offering(s) of debt securities and/or syndication of credit facilities, as applicable, contemplated by the Debt

Financing Commitments, assuming that such offering(s) were consummated at the same time during the Sellers’ fiscal year as the offering(s) of debt securities and/or syndication of credit facilities, as applicable, contemplated by the Debt Financing Commitments (provided that in no circumstance shall the Sellers be required to provide subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, Compensation Disclosure and Analysis required by Regulation S-K Item 402(b) or other information customarily excluded from a Rule 144A offering memorandum), (2) all information required for the Purchaser to prepare appropriate pro forma financial statements in accordance with GAAP and Regulation S-X under the Securities Act (consisting of a pro forma consolidated balance sheet and related pro forma consolidated statement of operations, in each case of the Purchaser or its predecessors, as applicable, as of the end of the most recently ended fiscal quarter or fiscal year and for the four consecutive fiscal quarters then ended) which reflect adjustments applied in accordance with Regulation S-X and purchase accounting adjustments (provided that such purchase accounting adjustments may be preliminary in nature and based only on estimates and allocations reasonably determined by the Purchaser), (3) as otherwise necessary in order to receive customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering(s) of debt securities contemplated by the Debt Financing Commitments or with respect to the financial statements and data referred to in sub-clause (1) above, and (4) such other financial information as may be required pursuant to the Debt Financing Commitments (all such information in sub-clauses (1) to (4) of this clause (C), the Required Information);

(D)	the Sellers shall obtain accountants’ comfort letters and consents to the use of accountants’ audit reports relating to each Seller and the Corporations, legal opinions and other documentation and items required by the Debt Financing Commitments; provided, however, that if any such documentation or items are not required by the Debt Financing Commitments but are otherwise reasonably requested by the Purchaser, the Sellers shall reasonably cooperate with and assist the Purchaser in obtaining such other documentation and items;

(E)

the Sellers shall cause the Corporations to execute and deliver, as of and effective only upon the time of the Closing, any definitive financing documents, including any credit or purchase agreements, guarantees, pledge agreements, security agreements, mortgages, deeds of trust and other security documents or other certificates, documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Financing (including a certificate of the chief financial officer of the applicable Corporations with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing) as may be reasonably requested by the Purchaser in connection with the Financing and otherwise reasonably facilitate the pledge of collateral and other matters ancillary to the Financing (including cooperation in connection with the payoff of existing indebtedness and the release of related Liens, and the negotiation and delivery of customary payoff and release letters) as may be reasonably requested by the Purchaser in connection with the Financing;

(F)	the Sellers shall cause the Corporations to take all actions necessary to (1) permit the Financing Sources to conduct audit examinations, appraisals and other evaluations with respect to each Corporation’s current assets and other collateral, and to evaluate its cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (2) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing;

(G)	upon the Purchaser’s prior written request at least 10 Business Days prior to the Closing Date, the Sellers shall provide all customary documentation and other information about each Corporation requested in connection with the Debt Financing and required under applicable “know your customer” and anti-money-laundering rules and regulations; and

(H)	the Sellers shall cause the Corporations to take all corporate or other actions, and provide such other assistance necessary or reasonably requested by the Purchaser to permit the consummation of the Debt Financing and to permit the proceeds thereof, including any high yield financing, to be made available to the Purchaser on the Closing Date to consummate the transactions contemplated by this Agreement.

(ii)	The Sellers will use reasonable best efforts to update any Required Information to be included in an offering document to be used in connection with the Debt Financing if they become aware that such Required Information contains any untrue statement of material fact or omits to state any material fact necessary in order to make the statements contained therein not misleading.

(iii)	The Sellers hereby consent to the use of their and their Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Sellers, their Affiliates, the Corporations or the Business, or the reputation or goodwill of any of the foregoing.

(c)	Purchaser shall use reasonable best efforts, and shall cause its Affiliates to use reasonable best efforts to, refrain from taking, directly or indirectly, any action that would reasonably be expected to result in the failure of any of the conditions contained in the Financing Commitments or in any definitive agreement relating to the Financing.

5.20	Financial Obligations

Prior to the Closing, the Purchaser shall, at its expense, (a) arrange for substitute letters of credit, surety bonds, guarantees and other obligations to replace the outstanding letters of credit, surety bonds, guarantees and other contractual obligations entered into by either of the Sellers or Superior Plus Parent or any of their respective Affiliates in respect of the Business set forth in Section 5.20 of the Disclosure Schedule (collectively, the Financial Obligations) or (b) assume all obligations under each Financial Obligation, obtaining from the creditor or other counterparty a full and irrevocable release of the applicable Seller, Superior Plus Parent or the respective Affiliate in connection with the Financial Obligations. The Sellers shall cooperate reasonably with the Purchaser and use their commercially reasonable efforts to obtain such releases and substitutions. In the event that any such releases or substitutions have not been effected prior to the Closing Date, the Purchaser shall use its reasonable best efforts to cause such release and substitution to occur following the Closing Date and, to extent any of the Sellers, Superior Plus Parent or their respective Affiliates incurs any cost or expense, or is required to make any payment, in connection with such Financial Obligations on or after the Closing, the Purchaser shall indemnify and hold such Person harmless against, and reimburse such Person for, any and all amounts paid or charged against such Person, whether or not any such Financial Obligation is drawn upon or required to be performed, and shall in any event reasonably promptly after written demand therefor reimburse the Sellers, Superior Plus Parent and their respective Affiliates to the extent that any Financial Obligation is called upon and Sellers, Superior Plus Parent or any of their respective Affiliates makes any payment or incurs any liability in respect of any such Financial Obligation.

5.21	Interim Financial Statements

Until the Closing Date, the Sellers shall deliver to the Purchaser, within 15 days after the end of each month, a copy of the unaudited balance sheet reflecting the operations of the Business as of the end of the preceding month, and the related unaudited statements of income and cash flows for such preceding month, prepared in a manner and containing information consistent with the Business’s current practices.

5.22	Cash Dividends

Prior to the Closing Date, the Sellers shall use reasonable best efforts to cause the Corporations to distribute to Sellers as a dividend all Cash of the Corporations; provided, however, that the Sellers shall not be required to distribute (a) any Cash that is required to be held by the Corporations pursuant to Law, (b) any Cash where the dividend or other transfer or repatriation of such Cash would result in the payment of any Taxes (withholding or otherwise) or penalties, and (c) any Cash that, in the good faith judgment of the Sellers, is required for the operations of the Corporations as is anticipated to be conducted following the Closing.

5.23	Title Policies

(a)

At Closing, Purchaser may, at its sole cost and expense (and without any adjustment to the Purchase Price), obtain from a nationally recognized title insurance company selected by Purchaser and reasonably acceptable to Sellers (the Title Company) an ALTA extended coverage Owner’s Policy of Title Insurance with respect to the fee interest in the Owned Properties, and such title insurance policy shall: (i) include such endorsements as Purchaser may require or are otherwise customary in the state or province in which the applicable Owned Property is located, (ii) show the Purchaser as the named insured with title to the Owned Property, and (iii) include as “title exceptions” (or sometimes referred to as a so-called “Schedule B” or “Schedule B-2” title objections) only (A) Permitted Encumbrances, (B) real property taxes and special assessments not yet due and payable; (C) any exceptions or other title objections to the extent arising solely from Purchaser’s actions, including without limitation Purchaser’s due diligence investigations; and (D) any matters that an accurate survey would show (sometimes referred to as the survey exception) (collectively, the Title Policies); provided that, and for the avoidance of any doubt, (1) the Parties agree that Purchaser’s receipt of Title Policies shall not be a closing condition to Purchaser’s obligation to complete the transactions contemplated by this Agreement; (2) even if Purchaser shall not be able to obtain any one or more Title Policies at Closing, Purchaser may not use such inability to obtain any such Title Policy to delay, postpone or excuse Purchaser’s obligation to perform its obligations under this Agreement, or entitle Purchaser to any right to terminate this Agreement or any adjustment to the Purchase Price otherwise due hereunder; (3) all costs, expenses and liability with respect to such Title Policies shall be borne by Purchaser; and (4) Purchaser acknowledges that its ability to obtain any so-called non-imputation endorsement to any Title Policy requires special underwriting requirements and significant increase in premiums, and Sellers make no representation or warranty about Purchaser’s ability to obtain any such endorsement.

(b)	Sellers shall reasonably cooperate with Purchaser, and use commercially reasonable efforts to assist Purchaser, in connection with obtaining the Title Policies at Closing, which efforts shall include commercially reasonable efforts to deliver any documentation reasonably required by the Title Company in connection with the Title Policies, provided that the Sellers’ obligation under this Section 5.23(b) shall not require Sellers to provide any affidavits, indemnities or other documentation or take any other action in connection with the Title Policies under this Agreement that could increase their liability in respect of any matter beyond the express liabilities (including consideration of the caps, baskets and survival periods set forth herein) of the Sellers under this Agreement.

5.24	Project Theo Bonuses

Following completion of the ERP migration project known as “Project Theo,” and the payment of project bonuses in connection therewith, the Purchaser shall reimburse the Sellers for amount, if any, by which the Project Theo Accrued Bonus Amount exceeds the actual amount of project bonuses (including related employment Taxes) paid by the Purchaser.

Article 6 – Closing

6.1	Date, Time and Place of Closing

The completion of the transaction of purchase and sale contemplated by this Agreement will take place at the offices of Orrick, Herrington and Sutcliffe LLP, 51 W. 52nd St., New York, NY 10019 at 10:00 a.m. (New York time) on the Closing Date; provided, however, if the Marketing Period has not ended at such time, the Closing shall not occur until the earlier to occur of (i) a date during the Marketing Period specified by the Purchaser on not less than four Business Days written notice to the Sellers (provided that such notice may be conditioned upon the simultaneous completion of the Debt Financing and provided, further, that if such Debt Financing is not completed for any reason at any time, such notice shall automatically be deemed withdrawn) and (ii) the fourth Business Day following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of the conditions to Closing set forth in Article 7 as of the date determined by this proviso), or at such other place, on such other date and at such other time as may be agreed upon in writing by the Parties; provided, however, that the Closing may take place by electronic exchange of documents with the same effect as at a live Closing attended by representatives of the Parties. The Closing shall be deemed effective at 12:00:01 a.m. local time of each Corporation on the Closing Date.

6.2	Closing Procedures

Subject to satisfaction or waiver by the relevant Party of the conditions of closing, at the Closing, the Purchaser shall pay the Estimated Canadian Purchase Price and the Estimated US Purchase Price in accordance with Section 2.5, and upon such payment, the Sellers shall deliver actual possession of the Purchased Shares to the Purchaser.

6.3	Survival

Except as otherwise expressly provided in this Agreement, the covenants, representations, warranties and other provisions of this Agreement will survive (a) the execution, delivery and performance of this Agreement and any related transfer or conveyance documents, (b) the Closing and (c) the payment of the Final Aggregate Purchase Price. Notwithstanding such Closing or any investigation made by or on behalf of any Party, this Agreement will continue in full force and effect. Closing shall not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

Article 7 – Conditions of Closing

7.1	Conditions in Favor of the Purchaser

The obligation of the Purchaser to complete the transactions contemplated by this Agreement is subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	Truth of Representations and Warranties. (i) The representations and warranties made by Sellers set forth in Sections 3.1 (Incorporation and Corporate Power), 3.2 (Corporate Authorizations), 3.3(c) and (d) (No Conflict with Laws), 3.7 (Execution and Binding Obligation), 3.8 (Authorized and Issued Capital), 3.10 (Title to Purchased Shares), 3.11 (No Other Agreements to Purchase) and 3.24 (No Options) (collectively, the Fundamental Representations) shall be true and correct in all respects (other than de minimis exceptions) both when made and as of the Closing Date (except to the extent any such representations or warranty is, by its terms, made as of a specified date, in which case the accuracy of such representation or warranty shall be determined as of that specified date), and (ii) each of the other representations and warranties of the Sellers set forth in this Agreement shall be true and correct, without regard to any materiality qualifications contained in them, both when made and as of the Closing Date (except to the extent any such representations or warranty is, by its terms, made as of a specified date, in which case the accuracy of such representation or warranty shall be determined as of that specified date), except, in the case of this clause (ii), for any failure to be so true and correct, when made or as of the Closing Date, that, individually or in the aggregate with other failures, would not have a Material Adverse Effect; provided, however, that, with respect to this clause (ii), in the case of the representations and warranties set forth in Sections 3.3(a) and (b), 3.4, 3.5 and 3.6, clause (4) of the definition of Material Adverse Effect shall be disregarded when determining whether any failure of such representations and warranties to be true and correct has had a Material Adverse Effect. In each case, the Sellers shall have executed and delivered to Purchaser a certificate of a senior officer to the effect of the foregoing.

(b)	Performance of Covenants. The Sellers shall have fulfilled, performed or complied with in all material respects all covenants or other agreements contained in this Agreement to be fulfilled, performed or complied with by them at or prior to Closing, and each of the Sellers shall have executed and delivered a certificate of a senior officer to that effect.

(c)	Competition Act. Competition Act Approval shall have been obtained.

(d)	HSR Act. HSR Approval shall have been obtained.

(e)	No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or final, non-appealable order which has the effect of making the transactions contemplated by this Agreement illegal, prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof (excluding, for the avoidance of doubt, any consent decree).

(f)	No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

7.2	Conditions in Favor of the Sellers

The obligation of the Sellers to complete the transactions contemplated in this Agreement is subject to the following conditions to be fulfilled or performed at or prior to Closing, which conditions are for the exclusive benefit of the Sellers and may be waived, in whole or in part, by the Sellers in their sole discretion:

(a)	Truth of Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects both when made and as of the Closing Date (except to the extent any such representation or warranty is, by its terms, made as of a specified date, in which case the accuracy of such representation or warranty will be determined as of such date), and the Purchaser shall have executed and delivered a certificate of a senior officer to that effect.

(b)	Performance of Covenants. The Purchaser shall have fulfilled, performed or complied with in all material respects all covenants or other agreements contained in this Agreement to be fulfilled, performed or complied with by it at or prior to Closing, and the Purchaser shall have executed and delivered a certificate of a senior officer to that effect.

(c)	No Legal Action. No action or proceeding shall be pending or threatened by any Person (other than the Purchaser, the Sellers, the Corporations or any of their respective Affiliates) in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement.

(d)	Competition Act. Competition Act Approval shall have been obtained and shall not have been rescinded or amended.

(e)	HSR Act. HSR Approval shall have been obtained and shall not have been rescinded or amended.

(f)	No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or final, non-appealable order which has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof (excluding, for the avoidance of doubt, any consent decree).

Article 8 – Termination

8.1	Termination

This Agreement may be terminated at any time on or prior to the Closing:

(a)	by the Purchaser upon written notice to the Sellers, if any of Sellers’ representations and warranties contained in Article 3 of this Agreement shall cease to be true and correct in any respect or the Sellers shall have breached or failed to perform in any respect any of their respective covenants or other agreements contained in this Agreement, and such failure or breach (i) has not been or cannot be cured by the earlier of (A) the date that is 30 Business Days after the date that the Purchaser has notified the Sellers in writing of such failure or breach and (B) the Outside Date and (ii) would give rise to a failure of a condition set forth in Section 7.1(a) or Section 7.1(b); provided that the Purchaser is not then in breach of any of its respective representations, warranties, covenants or agreements contained in this Agreement such that such failure or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b);

(b)	by the Sellers upon written notice to the Purchaser, if any of the Purchaser’s representations and warranties contained in Article 4 of this Agreement shall cease to be true and correct in any respect or Purchaser shall have breached or failed to perform in any respect any of its covenants or other agreements contained in this Agreement, and such failure or breach (i) has not been cured or cannot be cured by the earlier of (A) the date that is 30 Business Days after the date that the Sellers have notified Purchaser in writing of such failure or breach and (B) the Outside Date and (ii) would give rise to a failure of a condition set forth in Section 7.2(a) or Section 7.2(b); provided, that the Sellers are not then in breach of any of their respective representations, warranties, covenants or agreements contained in this Agreement such that such failure or breach would give rise to the failure of a condition set forth in Section 7.1(a) or Section 7.1(b);

(c)	by written agreement of the Parties;

(d)	by written notice from either the Purchaser or the Sellers, if the Closing has not occurred by January 31, 2017 (Outside Date); provided, however, if the Closing does not occur on or before such date, solely because of the failure to obtain Competition Act Approval and/or HSR Approval, the Outside Date shall automatically extend until March 31, 2017;

(e)	by the Sellers if (i) the conditions set forth in Section 7.1 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived by Purchaser, (ii) the Sellers have confirmed by notice to the Purchaser that all conditions set forth in Section 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing), and (iii) the Marketing Period has ended and the Closing shall not have occurred within four Business Days after delivery by the Sellers of such notice; or

(f)	by either the Purchaser or Sellers if the Competition Act Approval and/or the HSR Approval has not been obtained by the Outside Date (if applicable, as extended pursuant to Section 8.1(d)); provided that the Party seeking termination pursuant to this Section 8.1(f) is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement (including those set forth in Section 5.9 or Section 5.13) such that such failure or breach would give rise to the failure of a condition set forth in Sections 7.1(a), 7.1(b), 7.2(a) or 7.2(b), as the case may be.

8.2	Effect of Termination

(a)	Except as provided in Section 8.2(b), if this Agreement is terminated pursuant to Sections 8.1(a), 8.1(b), 8.1(c) or 8.1(d), all obligations of the Parties pursuant to this Agreement shall terminate without further liability of any Party to the other except for (i) the provision of Section 10.1 relating to notices, Section 10.8 relating to governing law, Section 10.10 relating to waiver of jury trial, Section 10.13 relating to expenses, Section 10.15 relating to announcements, and this Section 8.2 and (ii) claims relating to pre-Closing breach of this Agreement.

(b)	If this Agreement is terminated pursuant to (i) Section 8.1(e), (ii) Section 8.1(f), (iii) Section 8.1(b) in connection with a breach of the representations or warranties of Purchaser set forth in Section 4.8 or Purchaser’s covenants set forth in Section 5.19, or (iv) Section 8.1(d) under circumstances in which the Sellers would have been entitled to terminate this Agreement pursuant to Section 8.1(b), Section 8.1(e) or Section 8.1(f), then the Purchaser shall pay to the Sellers by wire transfer of immediately available funds, the Purchaser Termination Fee as promptly as reasonably practicable (and, in any event, within five Business Days) following the date of termination of this Agreement.

(c)	The Sellers and the Purchaser acknowledge and agree that the obligations contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, that without the Parties’ agreement to discharge such obligations, Purchaser and Sellers would not have entered into this Agreement, and that the Purchaser Termination Fee constitutes liquidated damages in a reasonable amount that will compensate the Sellers in circumstances in which the Purchaser Termination Fee is payable, and is not a penalty. Accordingly, if the Purchaser fails promptly to pay the fee due pursuant to Sections 8.2(b), and, in order to obtain such payment, the Sellers commence a proceeding that results in an award against the Purchaser for such fee, the Purchaser shall pay to the Sellers their costs and expenses (including attorneys’ fees and expenses) in connection with such proceeding, together with interest on the amount of the Purchaser Termination Fee from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(d)	Notwithstanding anything to the contrary contained in this Agreement, no termination pursuant to Section 8.1 shall relieve any Party from liability for fraud, in which case the non-breaching Party shall be entitled to all rights and remedies at law or in equity.

8.3	Waiver of Conditions of Closing

If any of the conditions set forth in Section 7.1 have not been satisfied, the Purchaser may elect in writing to waive the condition and proceed with the completion of the transactions contemplated by this Agreement and, if any of the conditions set forth in Section 7.2 have not been satisfied, the

Sellers may elect in writing to waive the condition and proceed with the completion of the transactions contemplated by this Agreement. Any such waiver and election by the Purchaser or the Sellers, as the case may be, will only serve as a waiver of the specific closing condition and the Party which has not been able to satisfy the waived condition will have no liability with respect to that specifically waived condition.

Article 9 – Indemnification and Remedies

9.1	Sellers’ Indemnities

From and after the Closing, the Sellers shall be liable for and, as an independent covenant, shall indemnify, defend and save harmless the Purchaser, the Corporations, their Affiliates and, to the extent named or involved in any third party action or claim, their respective employees, directors, officers, representatives and related persons (collectively, the Purchaser Indemnified Persons) from and against any and all Losses of the Purchaser Indemnified Persons that any of them may suffer, sustain, pay or incur, in each case, to the extent caused by or arising out of or resulting from:

(a)	any breach of a Fundamental Representation made by the Sellers (which breach existed as of the date of this Agreement or as of the Closing Date) for which written notice of such Losses, with reasonable particulars to the extent then known, shall have been provided by the Purchaser to the Sellers at any time prior to the fifth anniversary of the Closing Date;

(b)	any breach of the representations or warranties made by the Sellers set forth in Section 3.41 relating to environmental matters, Section 3.6 (with respect to consents required solely for completion of the Reorganization) or Section 3.22 relating to sufficiency of assets (in each case which breach existed as of the date of this Agreement or as of the Closing Date), in each case for which written notice of such Losses, with reasonable particulars to the extent then known, shall have been provided by the Purchaser to the Sellers at any time prior to the third anniversary of the Closing Date;

(c)	breaches of any of the other representations or warranties made by the Sellers as of the date hereof or as of the Closing Date in Article 3 for which written notice of such Losses, with reasonable particulars to the extent then known, shall have been provided by the Purchaser to the Sellers by the earlier of (i) April 30, 2017 and (ii) the date the audited consolidated balance sheets of the Purchaser and the Corporations for the fiscal year ended as of December 31, 2016 and the related audited consolidated statements of income, equity and cash flows are available to the Purchaser;

(d)	breaches of covenants made by the Sellers in this Agreement for which written notice of such Losses, with reasonable particulars to the extent then known, shall have been provided by the Purchaser to the Sellers within 18 months after the Closing Date, for covenants to be performed prior to the Closing Date, or within 18 months after the date such covenant was to be performed, for covenants to be performed after the Closing Date;

(e)	any event of fraud by the Sellers in connection with the transactions contemplated by this Agreement; or

(f)	the Coast Building Supplies Ltd. litigation identified in the first row of the chart set forth on Section 3.39 of the Disclosure Schedule, but only to the extent of Losses in excess of any amount taken into account as a current liability in the calculation of Canadian Net Working Capital or US Net Working Capital in relation to such litigation.

The Parties acknowledge and agree that each of the time periods set forth in this Section 9.1 constitutes an agreed-upon statute of limitations for bringing Claims under this Section 9.1, notwithstanding anything to the contrary available under applicable Law. Notwithstanding anything to the contrary in this Agreement, for purposes of determining the amount of Losses resulting from any inaccuracy of any representation or warranty subject to indemnification under this Section 9.1 or Section 9.10, all “material,” “materially,” “in all material respects,” “Material Adverse Effect,” and other like qualifications shall be disregarded.

9.2	Purchaser’s Indemnities

From and after the Closing, the Purchaser shall be liable for and, as an independent covenant, shall indemnify, defend and save harmless the Sellers and, to the extent named or involved in any third party action or claim, their respective employees, directors, officers, representatives and related persons (collectively, the Seller Indemnified Persons) from and against any and all the Losses of the Seller Indemnified Persons that any of them may suffer, sustain, pay or incur to the extent:

(a)	caused by or arising out of or resulting from breaches of the representations or warranties made by the Purchaser as of the date hereof or as of the Closing Date, for which written notice of such Losses with reasonable particulars shall have been provided by the Sellers to the Purchaser within 18 months after the Closing Date;

(b)	caused by or arising out of or resulting from breaches of covenants made by the Purchaser in this Agreement for which written notice of such Losses with reasonable particulars shall have been provided by the Sellers to the Purchaser within 18 months of the Closing Date, for covenants to be performed prior to the Closing Date, or within 18 months after the date such covenant was to be performed, for covenants to be performed after the Closing Date; or

(c)	caused by or arising out or resulting from any event of fraud by the Purchaser in connection with the transactions contemplated by this Agreement;

The Parties acknowledge and agree that the periods set forth in this Section 9.2 constitute an agreed-upon statute of limitations for bringing Claims under this Section 9.2, notwithstanding anything to the contrary available under applicable Law.

9.3	Indemnification Actions

For purposes of this Section 9.3, the term Indemnifying Person when used in connection with particular Losses shall mean the Person having an obligation to indemnify another Person or Persons with respect to such Losses pursuant to Sections 9.1 and 9.2 and the term Indemnified Person when used in connection with particular Losses shall mean a Person having the right to be indemnified with respect to such Losses pursuant to Sections 9.1 and 9.2. All claims for indemnification under Sections 9.1 and 9.2 shall be asserted and resolved as follows:

(a)

To make a claim for indemnification under Sections 9.1 and 9.2, an Indemnified Person shall notify the Indemnifying Person of its claim, including specific details of and specific basis under this Agreement for its claim (the Claim Notice). If the claim for indemnification is based upon a claim by a third party against the Indemnified Person (a Third Party Claim), the Indemnified Person shall provide its Claim Notice reasonably promptly after the Indemnified Person has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Person to give notice of a Third Party Claim as provided in this Section 9.3 shall not relieve the Indemnifying Person of its obligations under Sections 9.1 and 9.2 except to the extent such failure prejudices the Indemnifying Person’s ability to defend against the Third Party Claim or increases the potential liability of the Indemnifying Person with respect to the Third Party Claim.

(b)	In the event of a Third Party Claim for which the Indemnifying Person would be required to indemnify the Indemnified Person for more than 50% of the Losses claimed, unless the Indemnifying Person fails to respond to the Indemnified Person’s notice under Section 9.3(a) within 30 days after receiving such notice, the Indemnifying Person shall have the right to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof, subject to the penultimate sentence of this Section 9.3(b). If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Third Party Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person). The Indemnified Person may at its expense participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Person pursuant to this Section 9.3(b). Notwithstanding the other provisions of this Section 9.3(b), the Indemnified Person shall be entitled to participate in any such defense or settlement at the expense of the Indemnifying Person if, in the reasonable opinion of counsel to the Indemnified Person, a material conflict exists between the Indemnified Person and the Indemnifying Person. An Indemnifying Person shall not, without the written consent of the Indemnified Person, such consent not to be unreasonably withheld, conditioned or delayed, settle any Third Party Claim or consent to the entry of any judgment with respect thereto that (i) does not result in a final resolution of the Indemnified Person’s liability with respect to the Third Party Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all liability in respect of such Third Party Claim) or (ii) does not solely provide for monetary damages, the Indemnifying Person makes such payment in full and the Indemnified Person receives an unconditional release with respect to such Third Party Claim. If the Indemnifying Person elects to control any Third Party Claim which relates to any Losses indemnified by it hereunder, it shall notify the Indemnified Person of its intent to do so and shall fully indemnify the Indemnified Person for all Losses relating to such Third Party Claim (subject to the applicable limitations set forth in Section 9.4).

(c)	If the Indemnifying Person does not assume the defense of a Third Party Claim pursuant to Section 9.3(b) or does not timely respond to the notice pursuant to Section 9.4(a), the Indemnified Person shall have the right to defend against the Third Party Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing. The Indemnified Person shall not, without the written consent of the Indemnifying Person, such consent not to be unreasonably withheld, conditioned or delayed, settle any Third Party Claim or consent to the entry of any judgment with respect thereto. If the Indemnified Person settles any Third Party Claim over the objection of the Indemnifying Person, the Indemnified Person shall be deemed to have waived any right to indemnity therefor.

This Section 9.3 shall not apply to claims in respect of Taxes, which shall be governed exclusively by Section 9.10.

9.4	Limitation on Liability

Notwithstanding any other provision in this Agreement (other than Section 9.10):

(a)	The Sellers shall not be liable or have any obligation to indemnify any Purchaser Indemnified Person for any Losses if such Losses are accounted for in the calculation of the Aggregate Purchase Price, including its component parts, the Canadian Purchase Price and the US Purchase Price, pursuant to Sections 2.7, 2.8, 2.9, 2.10 and 2.11.

(b)	The Sellers shall not be liable for Losses under Section 9.1(b) or (c) unless the aggregate of the Purchaser Indemnified Person’s Losses exceeds US $1,750,000 (the Basket) and, in such event, the Sellers shall be required to pay only the amount of such Losses that exceed the Basket.

(c)	No amount shall be payable by the Sellers under Section 9.1(b) or (c) with respect to any individual Claim or series of related Claims (including where such claims arise out of substantially the same facts, events, circumstances, acts, courses of action or omissions) involving a Loss that is less than US $10,000, and no such Claim or Loss shall be taken into account in determining whether, or to what extent, the Basket has been met or exceeded.

(d)	The maximum aggregate amount of indemnifiable Losses that shall be recoverable from the Sellers by the Purchaser Indemnified Persons in respect of Claims of the Purchaser arising out of or in connection with Section 9.1(b) or (c) shall equal US $32,500,000.

(e)	In no event shall any Indemnified Person be entitled to recover the same Losses more than once hereunder or otherwise be entitled to double recovery hereunder.

(f)	Notwithstanding anything herein to the contrary, the Financing Source Parties shall have no liability or obligation to the Sellers or the Corporations hereunder or under the Debt Financing Commitments or otherwise relating to or arising out of the transactions contemplated hereby or thereby, and no Financing Source Party shall have any liability or obligation to the Sellers or the Corporations for any Losses suffered or incurred by the Sellers or any Corporation relating to or arising out of this Agreement (and the termination hereof) or the Debt Financing Commitments, or the transactions contemplated hereby and thereby (and the abandonment thereof) or any matter forming the basis for such termination, including any breach of this Agreement or the Debt Financing Commitments (including any willful and material breach), whether in equity or at law, in contract, in tort, or otherwise, provided that the foregoing shall not preclude any liability of the Financing Sources to the Purchaser under the terms of the Debt Financing Commitments or the Debt Financing.

9.5	Duty to Mitigate and Subrogation

(a)	Nothing in this Agreement in any way restricts or limits the general obligation at law of an Indemnified Person to mitigate any damages which it may suffer or incur by reason of the breach by an Indemnifying Person of any representation, warranty, covenant, condition or obligation of the Indemnifying Person under this Agreement.

(b)	The amount of any Losses hereunder shall be determined net of any amounts actually recovered by the Indemnified Party under insurance policies with respect to such Losses, net of any increase in premium or similar cost attributable to such recovery or Losses.

9.6	Section 338 Election

The Purchaser shall not make an election under Section 338 of the Code with respect to the purchase of the Midwest Purchased Shares or the Construction Products Purchased Shares. The Purchaser shall indemnify and hold the Sellers harmless for (a) any increase in the Sellers’ liability for Taxes and (b) any reduction in net operating losses or credits, in each case, which results from the failure of the Purchaser to satisfy its obligations under this Section 9.6.

9.7	Transfer Taxes

All stamp, transfer, documentary, sales and use, value added, registration and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement or any other transaction contemplated hereby (collectively, the Transfer Taxes) shall be paid one-half by the Purchaser, on the one hand, and one-half by the Sellers, on the other hand, when due, and all necessary Tax Returns and other documentation with respect to such Tax Returns shall be prepared and filed by the Party required by law to file such Tax Returns. Each Party shall provide the other Party with copies of all Tax Returns and other documentation for Transfer Taxes and evidence that such Transfer Taxes have been paid. The Parties shall cooperate in connection with the filing of any such Tax Returns for Transfer Taxes, including joining in the execution of such Tax Returns and the making and/or filing of any applicable elections required to claims exemptions from such Transfer Taxes. Sellers shall, jointly and severally, save, defend, indemnify and hold harmless the Purchaser Indemnified Persons for any Transfer Taxes that are the Sellers’ responsibility under this Section 9.7. The Purchaser shall save, defend, indemnify and hold harmless the Seller Indemnified Persons for any Transfer Taxes that are the responsibility of the Purchaser under this Section 9.7. Notwithstanding the foregoing, any unrecoverable Canadian goods and services taxes or other Taxes required to be paid by the Newcos in connection with the Reorganization (the Reorganization Taxes) shall be paid solely by the Seller and all necessary Tax Returns in respect of the Reorganization Taxes shall be prepared and filed by the Sellers.

9.8	Tax Benefit

If an Indemnifying Person is required to pay an amount to an Indemnified Person pursuant to a claim for indemnification under Article 9, such payment shall be made net of any refund or any reduction of, or credit against, Tax (including the net present value of any such refund, reduction or credit (calculated using an annual discount rate of 12.5%, calculated and compounded daily) arising in subsequent taxation years) that is available to such Indemnified Person or any of its Affiliates in connection with the Loss giving rise to such refund, reduction or benefit; provided, however, that: (i) the Indemnified Person shall not be obligated to file amended Tax Returns for such purpose; (ii) the Tax benefit shall be calculated on a net basis, taking into account, without limitation, any income recognized as a result of the receipt of the indemnity payment and any reduction in basis; and (iii) nothing in this Section 9.8 shall require an Indemnified Person to disclose any confidential information (including, without limitation, its Tax Returns).

9.9	Tax Treatment of Indemnity Payments

The Parties shall treat any indemnity payment made under this Agreement as an adjustment to the Aggregate Purchase Price for all Tax purposes, and the Parties agree to file their Tax Returns accordingly, unless otherwise required by a change in law occurring after the date of this Agreement, a closing agreement with an applicable Tax Authority or a final, non-appealable judgment of a court of competent jurisdiction. The adjustment to the Aggregate Purchase Price shall be allocated consistent with the principles of Section 2.12.

9.10	Tax Indemnification and Contest Matters

(a)	Notwithstanding anything to the contrary in this Agreement, the Sellers, jointly and severally, shall save, defend, indemnify and hold harmless the Purchaser Indemnified Persons from and against (a) any and all Taxes imposed on any of the Corporations (i) with respect to a Pre-Closing Tax Period (including, for the avoidance of doubt, any Reorganization Taxes) and (ii) to the extent apportioned to the Sellers pursuant to Section 9.10(b), with respect to a Straddle Period, (b) all Taxes arising out of a breach of the representations or warranties with respect to Taxes contained in Section 3.40 with respect to which written notice has been provided by Purchaser to Sellers within 90 days after the expiration of the applicable statute of limitations, (c) any Losses with respect to Taxes indemnified hereunder, except, in the case of clauses (a) through (c), to the extent that such Taxes or other amounts were included as Liabilities in the calculation of Canadian Final Net Working Capital, US Final Net Working Capital, Canadian Final Net Debt Amount, US Final Net Debt Amount, Canadian Final Transaction Expenses or US Final Transaction Expenses. The Sellers shall pay to the Purchaser any amounts due pursuant to clauses (a) – (c) of this Section 9.10(a) within 15 days of receipt of written notice from the Purchaser; provided, that the Sellers’ payment obligation under this Section 9.10(a) shall be deferred for so long as there is an ongoing Tax Proceeding under Section 9.10(d) or any ongoing proceeding under Section 9.10(f) with respect to the Taxes for which the Purchaser is seeking indemnity. For the avoidance of doubt, and notwithstanding anything to the contrary elsewhere in this Agreement, the indemnities in this Section 9.10(a) and Section 9.7 shall be the sole and exclusive remedy in respect of Taxes and shall not be subject to any of the limitations on indemnification set forth in other provisions of this Agreement (including, without limitation, those set forth in Section 9.4).

(b)	For the sole purpose of appropriately apportioning any Taxes relating to a Straddle Period, the Parties shall, to the extent permitted by applicable Law, treat for all purposes the Closing Date as the last day of a Tax period of the Corporations. In a case where applicable Law does not permit the Parties to treat the Closing Date as the last day of a Tax period, then for purposes of this Agreement the portion of the Tax for such Straddle Period that is attributable to a Corporation for the part of such Tax period that ends on the Closing Date shall be (i) in the case of Taxes other than income, sales and use, value added and withholding Taxes, the total amount of such Tax for the full Tax period that includes the Closing Date multiplied by a fraction, the numerator of which is the number of days from the beginning of such Tax period to and including the Closing Date and the denominator of which is the total number of days in such full Tax period, and (ii) in the case of income, sales and use, value added and withholding Taxes, the Tax that would be due with respect to such partial period, if such partial period were a full Tax period, apportioning income, gain, expenses, loss, depreciation, deductions and credits equitably based on an interim closing of the books. For purposes of the foregoing, all Transaction Expenses shall be allocated to the Pre-Closing Tax Period.

(c)	The Purchaser shall give written notice to the Sellers promptly (and, in any event, within 30 days) after receipt by a Purchaser Indemnified Person of any notice or inquiry, oral or written, from any Governmental Authority in respect of a Tax Liability of any of the Corporations, including any assessment or proposed assessment with respect to a Pre-Closing Tax Period or Straddle Period (a Tax Assessment). Such notice must set out the information with respect to the Tax Assessment that is then available to the Purchaser Indemnified Person. The failure to so notify the Sellers does not relieve the Sellers from any indemnification obligation which otherwise might exist with respect to such matter, unless (and only to the extent that) the failure to so notify prejudices the ability of the Sellers to exercise their rights under this Section 9.10 or results in an increase in the amount of the Tax Liability.

(d)	The Sellers have, at their sole expense, the right to undertake and control any proceedings, objection or other defense of any Tax Assessment with respect to the Corporations for a Pre-Closing Tax Period (a Tax Proceeding) and, in such case the Sellers shall pursue any such Tax Proceeding in a timely manner and in good faith. The Sellers shall be required to make any payments of Taxes (if any) required to undertake any Tax Proceeding under this Section 9.10(d). The Purchaser shall provide the Sellers with such information with respect to the Tax Liability as may become available to the Purchaser and the Purchaser shall cooperate with the Sellers in the conduct of all Tax Proceedings relating to any Tax Assessment and related inquiries or investigations. If, pursuant to this Section 9.10(d), a Seller undertakes any Tax Proceedings of any such Tax Assessment, the Purchaser shall have the right to consult with the Sellers regarding such Tax Proceeding, and such Seller may not settle or otherwise dispose of any such Tax Proceeding without the consent of the Purchaser, which consent is not to be unreasonably withheld, conditioned or delayed.

(e)	If, within 15 days after the Purchaser Indemnified Person has delivered written notice of a Tax Assessment with respect to a Pre-Closing Tax Period in accordance with Section 9.10(c) to the Sellers, the Sellers do not undertake any Tax Proceedings of any kind in respect of such Tax Assessment, the Purchaser may undertake and control the Tax Proceedings using counsel of its own choice. The Sellers shall provide to the Purchaser information with respect to the Tax Liability as may become available to the Sellers and the Sellers shall cooperate with the Purchaser to the extent reasonably requested in the conduct of all Tax Proceedings relating to any such Tax Assessment and related inquiries and investigations.

(f)	For the avoidance of doubt, the Purchaser shall have the sole right to control the conduct of any proceeding, objection or other defense of any Tax Assessment with respect to any Tax Matter of any of the Corporations with respect to any period ending after the Closing Date; provided, however, that the Purchaser may not settle or otherwise dispose of any such proceeding, objection or other defense of a Tax Assessment with respect to a Straddle Period without the consent of the applicable Seller to which such proceeding, objection or other defense relates, which consent shall not be unreasonably withheld, conditioned or delayed.

9.11	Indemnification as Sole Remedy

The Purchaser and the Sellers acknowledge and agree that, after the Closing, the rights and remedies set forth in this Agreement shall be the sole and exclusive remedies of the Purchaser (which, for greater certainty, includes the Purchaser, the Corporations and any other Purchaser Indemnified Person) and the Sellers (which, for greater certainty, includes the Sellers and any other Seller Indemnified Person), respectively, for any breach by the Sellers, on the one hand, and the Purchaser, on the other hand, of any representation, warranty, covenant or obligation under this Agreement or any other Claim, Loss or dispute arising out of the transactions contemplated by this Agreement. To the extent permitted by applicable Law, any further Claims and remedies (other than claims for specific performance, injunctive relief or other equitable remedy which do not include claims for monetary damages), irrespective of the nature, amount or legal basis, are hereby expressly waived and excluded. Notwithstanding the foregoing, this Section 9.11 shall not apply to claims made (i) for specific performance that are otherwise permitted pursuant to Section 10.9, (ii) for fraud, (iii) for intentional breach, or (iv) under any Ancillary Agreements.

Article 10 – Miscellaneous

10.1	Notices

Any notice, consent, waiver or other communication given under this Agreement must be in writing and may be given by delivering it (personally or by courier) or sending it by facsimile or other similar form of recorded communication addressed:

(a)	to the Purchaser at:

Construction Products Acquisition, LLC
c/o Foundation Building Materials, LLC
2552 Walnut Avenue, Suite 160
Tustin, CA 92780
	Attention:	Ruben Mendoza
	Email:	ruben.mendoza@fbmsales.com

with a copy (which does not constitute notice to the Purchaser) to:

Hudson Advisors, LLC
2711 North Haskell Avenue, Suite 1800
Dallas, TX 75204
	Attention:	Kyle Volluz
	Email:	kvolluz@hudson-advisors.com

with a copy (which does not constitute notice to the Purchaser) to:

Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue, Suite 1100
Dallas, TX 75201
	Attention:	Jeffrey Chapman
Jonathan Corsico
	Email:	jchapman@gibsondunn.com
jcorsico@gibsondunn.com

with a copy (which does not constitute notice to the Purchaser) to:

(b)	to the Sellers at:

Superior Plus Corp.
401 – 200 Wellington Street West
Toronto, Ontario
T2P 3G2
	Attention:	Darren Hribar, Chief Legal Officer and General Counsel
	Facsimile:	416.340-6001

with a copy (which does not constitute notice to the Sellers) to:

Norton Rose Fulbright Canada LLP
3700 – 400 Third Avenue SW
Calgary, Alberta
T2P 4H2
Attention:	Justin Ferrara
Facsimile:	403.264.5973

and

Orrick, Herrington & Sutcliffe LLP
51 W. 52nd St.
New York, NY 10019
Attention:	R. King Milling, Jr.
Tal Hacohen
Email:	kmilling@orrick.com
thacohen@orrick.com
Facsimile:	212.506.5151

Any such communication is deemed to have been delivered and received on the date of delivery or transmission by facsimile or other similar form of recorded communication, as applicable, if the day is a Business Day and delivery or transmission was received by the recipient Party prior to 5:00 p.m. (recipient’s local time) or otherwise on the next Business Day. Delivery of a notice or other communication by email is not an effective means of notice for purposes of this Agreement. A Person may change its address for service by notice given in accordance with the foregoing and any subsequent communication must be sent to such Person at its changed address.

10.2	Tax Refunds and Tax Returns

(a)	Any Tax refund (including any interest in respect thereof) received by the Purchaser or the Corporations, and any amounts of overpayments of Tax credited against any Tax which the Purchaser or the Corporations otherwise would be or would have been required to pay that relate to any fiscal period or tax reporting period ending or deemed to have ended on or prior to the Closing shall be for the account of the Sellers, and the Purchaser shall pay over to the Sellers any such refund or the amount of any such credit within 15 days after receipt or entitlement thereto. If the Purchaser or any of the Corporations is required to repay or refund to a Governmental Authority any amount that has already been paid to the Sellers under this Section 10.2(a), then the Sellers shall repay such amount to the Purchaser or the Corporation that made such payment to the Sellers within 15 days of receiving notice from the Purchaser or the Corporation.

(b)

At their sole expense, the Sellers shall prepare all Tax Returns that are required to be filed by or with respect to the income, assets, properties and operations of the Corporations for Pre-Closing Tax Periods. Sellers shall submit all such Tax Returns (with copies of any relevant schedules, work papers and other documentation then available) to the Purchaser for its approval (which approval shall not be unreasonably withheld, conditioned or delayed) not less than 30 days prior to the due date for the filing of such Tax Return, or, for any Tax Return due to be filed within 30 days after the Closing Date, as soon as practicable after Closing. The Purchaser shall notify the other Party of such disputed item (or items) within 15 days and shall provide an explanation of the reason for its objection. The Parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed. If the Parties cannot resolve any disputed item, the question shall be resolved by the Independent Accountant, in accordance with the provisions of Section 2.11 which shall be applied mutatis mutandis, and the fees of the Independent Accountant shall be borne equally by the Purchaser and the Sellers. If any disputed item has not been resolved by the time a Tax Return is required to be filed, the Tax Return shall be filed as prepared by the Sellers, and if the disputed item is resolved thereafter in a manner different than as reflected on such Tax Return, the Purchaser shall cause to be filed an amended Tax Return that reflects such resolution (the costs of preparing and filing such amended Tax Return to be borne by the Sellers). The Purchaser shall cause to be timely prepared and filed all Tax Returns required to be filed by the Corporations for all Straddle Periods. Unless otherwise required by applicable Law, each Tax Return for a Straddle Period for any of the Corporations shall be filed in accordance with the past practices of the Corporation for which such Tax Return is filed. The Sellers shall be responsible for and shall pay all Taxes that are shown as due on any Tax Return (a) relating to a Pre-Closing Tax Period or (b) attributable to the pre-Closing portion of any Straddle Period. The Sellers shall pay any amounts that they are required to pay under this Section 10.2(b) within 15 days of receiving written notice from the Purchaser that such amounts are due.

(c)	The Sellers may, in their discretion, amend any Tax Return with respect to the Corporations filed or required to be filed for any Pre-Closing Tax Period; provided, that neither Seller may amend any Tax Return to the extent that such amendment would have an adverse impact (and which adverse impact is not otherwise indemnified by such Seller) on the Buyer or any of its Affiliates (including, for the avoidance of doubt and without limitation, any of the Corporations) following the Closing except as otherwise required by applicable Law, the Purchaser shall not amend any Tax Return filed or required to be filed for any fiscal period or tax reporting period ending or deemed to have ended on or prior to the Closing without the prior written consent of the Sellers.

10.3	Entire Agreement

This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements and the Confidentiality Agreement, constitute the entire agreement between the Parties and supersede all prior agreements, understandings, negotiations and discussions relating to the subject matter of this Agreement, whether oral or written. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties relating to the subject matter of this Agreement except as specifically set forth in this Agreement, the Ancillary Agreements or the Confidentiality Agreement.

10.4	Amendments

This Agreement may only be amended, supplemented or otherwise modified by written agreement of the Sellers and the Purchaser. Notwithstanding anything to the contrary contained herein, Sections 9.4(f), 10.8, 10.9(a), 10.10 and 10.11 and this Section 10.4 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Sections 9.4(f), 10.8, 10.9(a), 10.10 and 10.11 and this Section 10.4) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

10.5	Waiver

The failure or delay by a Party in enforcing, or insisting upon strict performance of, any provision of this Agreement does not constitute a waiver of such provision or in any way affect the enforceability of this Agreement (or any of its provisions) or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement. Any waiver by a Party of any provision of this Agreement is effective only if in writing and signed by a duly authorized representative of such Party.

10.6	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect, without amendment.

10.7	Assignments

(a)	This Agreement shall become effective when executed by the Parties and thereafter shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(b)	Neither this Agreement nor any of the rights, duties or obligations under this Agreement are assignable or transferable by a Party without the prior written consent of the other Party. Any attempt to assign any of the rights, duties or obligations in this Agreement without such written consent is void. Notwithstanding the foregoing, Purchaser shall have the right to assign its rights, duties or obligations under this Agreement to (i) any of its Affiliates, provided that no such assignment shall in any manner limit or affect the assignor’s obligations hereunder, and (ii) a Lender or any of its Affiliates as collateral security in connection with the Debt Financing, provided that, in each case, no assignment shall in any manner limit or affect the Purchaser’s obligations hereunder. Furthermore, notwithstanding anything to the contrary herein, but without limiting the Purchaser’s obligations hereunder (including the Purchaser’s obligation to pay the Purchase Price), the Purchaser shall be entitled at the Closing to direct that any of the Purchased Shares be transferred by any Seller to one or more of the Purchaser’s Affiliates in lieu of any such transfer to the Purchaser itself.

10.8	Governing Law

(a)	This Agreement is governed by and is to be interpreted, construed and enforced in accordance with the Laws of the State of New York and the federal laws of the United States applicable therein, without regard to conflict of law principles.

(b)

Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of the federal and state courts located in New York County in any action or proceeding arising out of or relating to this Agreement and agrees to only bring any such action or proceeding in such courts. Each of the Parties waives objection to the venue of any action or proceeding in such court or any argument that such court provides an inconvenient forum. Notwithstanding anything in this Agreement to the contrary, each of the Parties agrees that (i) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing Commitments, the Debt Financing or the definitive agreements executed in connection therewith or the performance thereof, in any forum other than the federal and state courts located in New York County and (ii) any such action, cause of action, claim, cross-claim or third-party claim shall be governed by the Laws of the State of New York. Each of the Sellers also agrees that (A) neither it nor any of its Affiliates will bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source Party, in any way relating to this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Financing Commitments, the Debt Financing or the definitive agreements executed in connection therewith or the performance thereof and (B) no Financing Source Party shall have any liability (whether in contract or in tort or otherwise) to any of the Sellers or any of their Affiliates or their respective directors, officers, employees, agents, partners, managers, members or equity holders for any obligations or liabilities of any Party under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to have been made in connection herewith.

10.9	Remedies

(a)

The Parties agree that irreparable damage would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case, in accordance with Section 10.8, without proof of damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity, except as otherwise provided in Section 10.9(b). Notwithstanding the foregoing, (x) the right of the Sellers to obtain an injunction, or other appropriate form of equitable relief to cause, or to cause Purchaser to cause, the Equity Financing to be funded or to otherwise consummate the Closing (but not the right of the Sellers to obtain an injunction, or other appropriate form of equitable relief, for any other reason, subject to the remainder of this Section) at any time shall be subject to the requirement that (i) the Marketing Period has ended, (ii) all the applicable conditions set forth in Section 7.1 and Section 7.2 would have been satisfied if the Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Closing) (but subject to such conditions actually being satisfied or waived at the actual Closing), (iii) the Debt Financing (or, in the case alternative financing has been obtained in accordance with Section 5.19, such alternative financing) has been funded in accordance with the terms thereof or would be funded in accordance with the terms thereof at the Closing if the Equity Financing were to be funded at the Closing (but subject to such Debt Financing or alternative financing actually being funded at the Closing), (iv) the Sellers have irrevocably confirmed to Purchaser in writing that if the Equity Financing and the Debt Financing were funded, they would take such actions that are within their control to cause the Closing to occur and (v) Purchaser has failed to consummate the Closing by the date required pursuant to Article 6. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the Sellers and Purchaser acknowledges and agrees that (A) each Party shall be entitled to seek to specifically enforce the terms and provisions of this Agreement notwithstanding the availability of any monetary remedy set forth in Sections 8.2 and 10.9(b), (B) the provisions set forth in Sections 8.2 and 10.9(b) (x) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (y) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement, and (C) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Sellers nor Purchaser would have entered into this Agreement. Notwithstanding anything in this clause (a) and subject to the rights of the parties to the Debt Financing Commitments under the terms thereof, neither of the Sellers, the Corporations or any of its or their Affiliates or its and their direct and indirect stockholders shall have any rights or claims (whether in contract or in tort or otherwise) against any Financing Sources or any Affiliate thereof in connection with the Debt Financing.

(b)	Notwithstanding anything in this Agreement to the contrary, except in connection with third party claims, upon payment by Purchaser of the Purchaser Termination Fee, none of the Purchaser, the Purchaser Parent or the Person providing the Equity Financing, nor any of their respective former, current or future general or limited partners, equityholders, stockholders, controlling persons, management companies, members, managers, directors, officers, employees, agents, assignees or Affiliates and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of the foregoing (collectively, the Purchaser Related Parties) shall have any further liability or obligation to the Sellers or their Affiliates relating to or arising out of this Agreement, the Ancillary Agreements or the failure of the acquisition of the Business or any other transaction contemplated hereby or in any other agreement set forth above to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, and in such event, the Sellers shall not, and shall cause their Affiliates not to, seek to recover any money damages or obtain any equitable relief from the Purchaser or the Purchaser Parent.

(c)	Under no circumstances shall the Sellers be permitted or entitled to receive both a grant of specific performance with regard to the Equity Financing of the type contemplated by the third sentence of Section 10.9(a) and monetary damages, including all or any portion of the Purchaser Termination Fee. The Parties acknowledge and agree that the fact that the Parties have agreed to this Section 10.9(c) shall not be deemed to affect any Party’s right to specific enforcement under Section 10.9(a).

(d)	Except for fraud and for any remedies under the Confidentiality Agreement, and without limiting the right of any Party to seek specific performance to enforce the terms of this Agreement, the maximum aggregate monetary liability of the Sellers and Seller Parent, on the one hand, and the Purchaser and Purchaser Parent, on the other hand, for any loss suffered as a result of any pre-Closing breach of this Agreement or the Limited Guarantee or the failure of the Closing to occur or any other transaction contemplated hereby to be consummated, whether in equity or at law, in contract, in tort or otherwise, shall be limited to US $32,500,000, and in no event shall the Sellers or the Purchaser seek to recover any money damages in excess of such amount. This Section 10.9(d) shall terminate and have no further force or effect upon the Closing and shall not limit any of the Parties’ rights or obligations under Article 9.

10.10	Waiver of Jury Trial

Each Party hereby knowingly, voluntarily, intentionally and irrevocably waives any right which such Party may have to trial by jury in respect of any proceeding, litigation or counterclaim based on, or arising out of, under or in connection with this Agreement or any course of conduct, course of dealing, statements (whether verbal or written) or actions of any Party. If the subject matter of any lawsuit is one in which the waiver of jury trial is prohibited, no Party to this Agreement shall present, as a non-compulsory counterclaim in any such lawsuit, any claim based on, or arising out of, under or in connection with this Agreement. Furthermore, no Party to this Agreement shall seek to consolidate any such action in which a jury trial cannot be waived. Each of the Parties to this Agreement hereby irrevocably waives all right to a trial by jury in any action, proceeding or counterclaim (including any action, proceeding or counterclaim involving any of the Financing Source Parties) arising out of or relating to the Debt Financing Commitments, the Debt Financing or the transactions contemplated thereby.

10.11	Third-Party Beneficiaries

The Parties do not intend that this Agreement benefit or create any legal or equitable right, remedy or cause of action in, or on behalf of, any Person other than a Party and no Person, other than a Party or the Corporations, is entitled to rely on the provisions of this Agreement in any proceeding. Notwithstanding the foregoing, (a) the provisions of Section 9.4 shall be enforceable against the Sellers and the Corporations (but not the Purchaser) by each Financing Source and its successors and assigns, and (b) the provisions of this Section 10.11 and Sections 10.4, 10.8, 10.9(a) 10.10 shall be enforceable against all Parties by each Financing Source and its successors and assigns.

10.12	Time of the Essence

Time is of the essence in this Agreement.

10.13	Expenses

Except as otherwise expressly provided in this Agreement, all costs and expenses (including the fees and disbursements of legal counsel, brokers, investment advisers, consultants and accountants) incurred in connection with this Agreement and the transactions contemplated herein are to be paid by the Party incurring such expenses.

10.14	Further Assurances

From time to time after the Closing, each Party will, at the request of the other Party, execute and deliver such additional conveyances, transfers and other assurances and perform or cause to be performed such further and other acts or things as may be reasonably required to give effect to, and carry out the intent of this Agreement.

10.15	Announcements

No press release or other public announcement with respect to this Agreement or any transactions contemplated herein is to be made by a Party unless and until the text of the announcement and the time and manner of its release have been approved by the other Party, which approval shall not be unreasonably withheld. However, if a Party is bound by Law to make a press release or other public announcement, such Party may do so, notwithstanding the failure of the other Party to approve same, provided the other Party is given at least three Business Days’ prior written notice of the intention to make such announcement and has a reasonable opportunity to comment on the announcement.

10.16	Counterparts

This Agreement may be executed in any number of separate counterparts (including by facsimile or other electronic means) and all such signed counterparts shall together constitute one and the same agreement. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page of this Agreement to the other Parties by facsimile or other means of recorded electronic transmission and such transmission (including in PDF form) shall constitute delivery of an executed copy of this Agreement to the receiving Party.

[Signature Page Follows]

The Parties have executed this Agreement as of the date first noted above.

CONSTRUCTION PRODUCTS ACQUISITION, LLC

By:	/s/ Ruben D. Mendoza
Name: Ruben D. Mendoza Title: Chief Executive Officer and President

SUPERIOR PLUS U.S. HOLDINGS INC.

By:	/s/ Beth Summers
Name: Beth Summers Title: Chief Financial Officer

By:	/s/ Luc Desjardins
Name: Luc Desjardins Title: Chief Executive Officer

SUPERIOR PLUS LP by its general partner SUPERIOR GENERAL PARTNER INC.

By:	/s/ Beth Summers
Name: Beth Summers Title: Chief Financial Officer

By:	/s/ Luc Desjardins
Name: Luc Desjardins Title: Chief Executive Officer

(Signature Page for Share Purchase Agreement)